Exhibit 99.1

The Brink’s Company
P.O. Box 18100
1801 Bayberry Court
Richmond, Virginia 23226-8100

                         , 2008

Dear Shareholder of The Brink’s Company:

We are pleased to inform you that on September 12, 2008, the board of directors of The Brink’s Company approved the spin-off of Brink’s Home Security Holdings, Inc., a wholly owned subsidiary of The Brink’s Company.  We believe that our separation into two independent publicly traded companies is in the best interests of The Brink’s Company and Brink’s Home Security Holdings, Inc.

The spin-off of Brink’s Home Security Holdings, Inc. is anticipated to occur on or about October 31, 2008, by way of a pro rata dividend to The Brink’s Company shareholders.  Each share of The Brink’s Company common stock outstanding as of 5:00 p.m., New York City time, on October 21, 2008, which is the record date of the spin-off, will entitle its holder to receive a dividend of one share of Brink’s Home Security Holdings, Inc. common stock.  Please note that if you sell your shares of common stock of The Brink’s Company after the record date but before the distribution date, the buyer of those shares will be entitled to receive the shares of common stock issuable in respect of the shares sold.  The distribution of shares will be made in book-entry form.

Shareholder approval of the spin-off is not required, and you are not required to take any action to receive shares of Brink’s Home Security Holdings, Inc. common stock.

Immediately following the spin-off, you will own shares of common stock of both The Brink’s Company and Brink’s Home Security Holdings, Inc.  The Brink’s Company common stock will continue to trade on the New York Stock Exchange under the symbol “BCO.”  Brink’s Home Security Holdings, Inc. intends to list its common stock on the New York Stock Exchange under the symbol “CFL.”

We expect the spin-off to be tax-free for all shareholders of The Brink’s Company.  We have received a ruling from the Internal Revenue Service confirming that the spin-off will be tax-free to shareholders of The Brink’s Company for U.S. Federal income tax purposes (assuming that the representations made, and information submitted, in connection with the ruling request are and remain accurate).  The spin-off is also conditioned upon the receipt of a favorable opinion of counsel confirming the spin-off’s tax-free status.  The spin-off is subject to certain customary conditions, including the receipt of any necessary regulatory approvals.

The enclosed information statement, which is being mailed to all shareholders of The Brink’s Company, describes the spin-off and contains important information about Brink’s Home Security Holdings, Inc., including its historical and pro forma combined financial statements.

We look forward to your continued support as a shareholder in both The Brink’s Company and Brink’s Home Security Holdings, Inc.

Sincerely,
Michael T. Dan
Chairman, President and
Chief Executive Officer

Brink’s Home Security Holdings, Inc.
8880 Esters Boulevard
Irving, Texas 75063

        , 2008

Dear Brink’s Home Security Holdings, Inc. Shareholder:

It is my pleasure to welcome you as a shareholder of our new company, Brink’s Home Security Holdings, Inc.  As an independent, publicly traded company, we believe we can more effectively focus on our objectives and satisfy the strategic needs of our company.  In addition, we will have the opportunity to offer our employees incentive opportunities linked to our performance as an independent, publicly traded company, which we believe will enhance employee performance.

Brink’s Home Security Holdings, Inc. is the second largest provider of security alarm monitoring services for residential and commercial properties in North America.  We market, install, service and monitor security alarm systems throughout North America, serving approximately 1.3 million customers in more than 250 metropolitan areas in all 50 states and two Canadian provinces.

We intend to list our common stock on the New York Stock Exchange under the symbol “CFL,” which reflects our mission of “Creating Customers For Life.”  Our common stock will begin trading following the spin-off.

I invite you to learn more about Brink’s Home Security Holdings, Inc. by reviewing the enclosed information statement.  We thank you in advance for your support as a shareholder in Brink’s Home Security Holdings, Inc.

Sincerely,

Robert B. Allen
President and
Chief Executive Officer

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission.

SUBJECT TO COMPLETION, DATED OCTOBER 3, 2008

INFORMATION STATEMENT

Brink’s Home Security Holdings, Inc.

8880 Esters Boulevard
Irving, Texas 75063

Common Stock
(no par value)

We are sending this information statement to you to describe the spin-off of Brink’s Home Security Holdings, Inc.  Prior to the spin-off described in this information statement, we were a wholly owned subsidiary of The Brink’s Company, which we refer to as Brink’s.  We expect that the spin-off will be tax-free to Brink’s shareholders for U.S. Federal income tax purposes.

Each share of Brink’s common stock outstanding as of 5:00 p.m., New York City time, on October 21, 2008, the record date for the spin-off, will entitle its holder to receive            one share of our common stock.  The distribution of shares will be made in book-entry form.  We expect the shares of our common stock to be distributed by Brink’s on or about October 31, 2008, which we refer to as the distribution date.

No vote of Brink’s shareholders is required in connection with the spin-off.  We are not asking you for a proxy and request that you do not send us a proxy.  No action is required of you to receive shares of our common stock, which means that:

●	you will not be required to pay for the shares of our common stock that you receive in the spin-off, and

●	you do not need to surrender or exchange shares of Brink’s common stock in order to receive shares of our common stock, or to take any other action in connection with the spin-off.

All of the outstanding shares of our common stock are currently owned by Brink’s.  Accordingly, there is no current trading market for our common stock.  We expect, however, that a limited trading market for our common stock, commonly known as a “when issued” trading market, will develop two days prior to the record date for the spin-off, and we expect “regular way” trading of our common stock will begin the first trading day after the distribution date.  We intend to list our common stock on the New York Stock Exchange under the symbol “CFL.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete.  Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is                          , 2008.

i

SUMMARY

This summary highlights information contained elsewhere in this information statement and provides an overview of our company and the material aspects of our separation from Brink’s.  It is intended for convenience only and should not be considered complete.  You should read the entire information statement carefully, particularly the discussion set forth under “Risk Factors,” and our audited and unaudited historical and pro forma consolidated financial statements and notes to those statements appearing elsewhere in this information statement.  We are a holding company with no assets, liabilities or operations.  On or prior to the date of the spin-off, Brink’s will transfer to us (the “Transfer”) all of the capital stock of Brink’s Home Security, Inc., its wholly owned subsidiary.  References in this information statement to (i) “BHS,” the “Company,” “we,” “our” and “us” refer to Brink’s Home Security Holdings, Inc. and its consolidated subsidiaries, after giving effect to the Transfer and the spin-off, and (ii) “The Brink’s Company” and “Brink’s” refer to The Brink’s Company and its consolidated subsidiaries, other than us, unless the context otherwise requires.  The transaction in which we will be separated from Brink’s is sometimes referred to in this information statement as the “separation,” the “distribution” or the “spin-off.”

Brink’s Home Security Holdings, Inc.

We market, install, service and monitor security alarm systems throughout North America, serving approximately 1.3 million customers in more than 250 metropolitan areas in all 50 states and two Canadian provinces.  We were founded in 1983 as a subsidiary of The Brink’s Company to address the growing home security market.  We have developed a reputation for reliability and high-quality service by making high-quality and affordable monitored alarm systems widely available to homeowners and businesses.

We believe we are the second largest provider of security alarm monitoring services for residential and commercial properties in North America.  Our primary customers are residents of single-family homes, which compose more than 90% of our subscriber base.  New home construction accounted for approximately 7% of new subscribers in 2007 and approximately 6% of our total customer base.  Our small but growing presence in the commercial market includes more than 60,000 business customers, about 5% of our total customer base.

Under our business model, we generally make up-front cash investments to install our systems at customer locations and seek to recoup our investment through monthly subscription revenues for the services we provide.  Monitoring services and a large portion of maintenance services are generally governed by three-year contracts with automatic renewal provisions on an annual basis after the initial term has expired.  Our cash break-even point per site is typically reached in less than four years after installation.

For 2007, we reported operating profit of $73 million and net income of $44 million on revenues of $484 million, resulting in an operating profit margin of 15% and a net income margin of 9%.  For the six months ended June 30, 2008, we reported operating profit of $47 million and net income of $28 million on revenues of $262 million, resulting in an operating profit margin of 18% and a net income margin of 11%.  As of June 30, 2008, our monthly recurring revenue (“MRR”) was $39 million.  Through 2007, our five-year MRR annual growth rate was 12%, a rate we achieved without acquisitions.  MRR is a non-GAAP measure that we use to evaluate our performance.  It is calculated based on the number of subscribers at period end multiplied by the average fee per subscriber received in the last month of the period for contracted monitoring and maintenance services.  We describe MRR in greater detail and provide a cross reference to revenues, its closest GAAP counterpart, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Measures—Monthly Recurring Revenue.”

Our Competitive Strengths

●
Strong Heritage with Established Position in the Monitored Security Services Industry.  Over the past 25 years we have established ourselves as a premier provider of monitored security services, drawing on our strong heritage, customer relationships and industry reputation.  We have developed a successful model for mass-market, large-scale security companies, consistently delivering attractive margins, organic growth and profitability.

●
Superior Execution and Operational Performance.  We have developed high-quality, high-volume processes geared towards acquiring customers and serving them in a consistent, reliable fashion thereby creating a more loyal customer base.  Our consistency and scale allow us to deliver industry-leading service quality, while maintaining low-cost operations.  We target prospective customers having characteristics that suggest they would remain customers for a long period of time.  We believe this helps increase customer retention and the length of time our customers will remain subscribers.

●
Stable Recurring Revenues and Cash Flows.  Our customers have contractual agreements with us to provide ongoing monitoring and other services, which generate predictable revenue streams.  Our MRR was $39 million as of June 30, 2008.  The stability of our customer base is demonstrated by our low customer attrition rates, ranging from 6.4% to 7.2% annually over the last five years.  The predictability of our revenues and our strong customer retention have enabled us to generate stable cash flow from operations, which we use to invest in growth of our customer base.

●
Favorable Long-Term Growth Opportunities.  We continue to experience strong revenue and operating profit growth due to demand for our broad range of high-quality security systems and services.  We believe that there are considerable opportunities to increase revenue from our existing residential and commercial base through system upgrades and additional service offerings.  Based on reports from IMS Research, Barnes Reports and internal estimates, we believe the North American market size for electronic security system sales, leasing, installation, monitoring and service was approximately $14 billion in 2007.  Further, we believe, based on a report from IMS Research and United States Census Bureau statistics, that only 17% to 22% of U.S. households currently have security systems.  These market dynamics provide significant room for subscriber growth through increased penetration of the residential market.  In the commercial market, regulators and the insurance industry, as well as newer technologies at lower costs, are driving steady market growth.

●
Broad North American Footprint.  We market, install, service and monitor security alarm systems throughout North America (which we define as the United States and Canada) covering more than 250 metropolitan areas in all 50 states and two Canadian provinces.  Our branch operations include 68 locations with each branch providing sales, installation and support services.  Our broad footprint provides us with a number of advantages, including significant brand awareness and economies of scale.  Our footprint also allows us to retain and service customers who relocate periodically and to attract commercial firms with multiple locations throughout our large coverage area.

●
Dedicated Focus on Monitoring and Customer Care.  We believe we have achieved superior levels of customer satisfaction and retention by providing a high-quality service focused on rapid response and an outstanding customer experience.  We train our employees to provide high-quality service through prompt handling of calls and quick and effective resolution of most subscriber issues.  We use a customized information system that quickly and accurately provides our customer care specialists with technical and administrative information regarding customers and their security systems, including detailed account and site history.  We have received awards for our monitoring and customer service, including five consecutive years of recognition by J.D. Power and Associates as delivering “An Outstanding Customer Service Experience” for call center operation and customer satisfaction excellence.

●
State-of-the-Art Facilities and Technology Platform.  We have built one of the most robust and reliable integrated technology platforms in the security industry.  We select and install high-quality security system components, which communicate with a centralized monitoring database housed in our state-of-the-art monitoring facilities.  This database allows monitoring operators to provide critical alarm information to customers and emergency response agencies in a highly efficient manner.  Through this platform, we can remotely service a variety of customer requests without the necessity of a service trip to the site by a field technician.

●
Experienced Management Team.  Our senior management team of nine individuals has an average of approximately ten years of experience in the monitored security services industry and has successfully grown our customer base, enhanced our service offerings and improved our financial performance.  Our executive officers have a proven track record and the experience necessary to execute our business strategies.

Our Strategy

Our mission is to create Customers For Life by providing premium of alarm monitoring solutions for the North American residential and commercial markets.  We are pursuing the following disciplined growth strategies to attain this goal.

●
Grow our residential subscriber base and recurring revenues.  We will seek to accomplish this through continued refinement of existing and new customer acquisition channels.  In the past five years we have grown our subscriber base from 0.8 million in 2002 to 1.3 million as of June 30, 2008, without acquisitions.  Given the existing level of market penetration and the fragmented nature of the industry, we believe that there is a significant amount of growth yet to be captured.

●
Develop our light and mid-market commercial monitoring business.  We will increase investment in direct sales efforts and the development of enhanced security solutions for our commercial monitoring business.  We have demonstrated that our high-volume model can be translated into the light-commercial security market.  We believe that by providing an increasing array of services, our skills in securing and monitoring can be adapted to satisfy larger commercial customers.

●
Expand recurring revenue per customer.  We believe we can achieve this expansion through value-added services for both residential and commercial customers.  These services, such as environmental protection monitoring and internet or cellular communication with our service centers, provide additional value to our customers.

●
Maximize customer life-cycles.  We intend to continue organizing our operations around maximizing the full life-cycle value derived from each customer through (a) upfront recruitment and selection of a quality customer base and (b) maintenance of our high customer retention rates through continued improvement of our monitoring and customer care quality.

●
Improve productivity.  We will seek to drive productivity improvements by continuing to enhance our efficiency in all high-volume processes, including sales center response, sales calls and site visits, installation, service and inbound and outbound call center activities.

●
Selectively pursue acquisitions.  We may selectively pursue acquisitions in both the residential and commercial security markets to add subscribers to our existing base and to bring in new assets and capabilities that support our growth strategy.  As a standalone company with direct access to the capital markets, we will be better positioned to pursue acquisition growth opportunities that supplement our continued organic growth and further diversify our product portfolio.

Other Information

We are a Virginia corporation.  Our principal executive offices are located at 8880 Esters Boulevard, Irving, Texas 75063.  Our telephone number is (972) 871-3130.  Our web site address will be “www.brinkshomesecurityholdings.com”, which we expect to have operational by October 31, 2008.  Information contained on, or connected to, our web site does not and will not constitute a part of this information statement or the registration statement on Form 10 of which this information statement is a part.

In connection with the spin-off, we intend to enter into a new revolving credit facility.  We intend to use the proceeds of this facility, as necessary, to support our working capital needs and the growth of our business and for other general corporate purposes.  We describe this facility in greater detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Principal Debt Obligations.”

The Spin-Off
Overview

On September 12, 2008, the board of directors of Brink’s approved a strategic decision to spin us off as a separate publicly traded company.

Before our separation from Brink’s, we will enter into a Separation and Distribution Agreement and several other agreements with Brink’s to effect the spin-off and provide a framework for our relationship with Brink’s after the spin-off.  These agreements will govern the relationships between us and Brink’s subsequent to the completion of the separation plan and provide for the allocation between us and Brink’s of the assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) of Brink’s.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions.  See “The Spin-Off — Conditions to the Spin-Off” included elsewhere in this information statement.

We are a holding company with no assets, liabilities or operations.  On or prior to the date of the spin-off, Brink’s will transfer to us (the “Transfer”) all of the capital stock of Brink’s Home Security, Inc., its wholly owned subsidiary.

Questions and Answers about the Spin-Off

The following provides only a summary of the terms of the spin-off.  You should read “The Spin-Off” for a more detailed description of the matters described below.

Q:	What is the spin-off?

A:
The spin-off is the method by which Brink’s will separate its existing business segments into two independent, publicly traded companies.  In the spin-off, Brink’s will distribute to its shareholders all of the shares of our common stock that it owns.  Following the spin-off, we will be a separate company from Brink’s, and Brink’s will not retain any ownership interest in us.  The number of shares of Brink’s common stock you own will not change as a result of the spin-off.

Q:	What will I receive in the spin-off?

A:
Holders of Brink’s common stock will receive a dividend of one share of our common stock for each share of Brink’s common stock held by them on the record date.  As a result of the spin-off, your proportionate interest in Brink’s as of the record date will not change and you will own the same percentage of equity securities and voting power in BHS as you previously did in Brink’s.  For a more detailed description, see “The Spin-Off — Manner of Effecting the Spin-Off.”

Q:	What is being distributed in the spin-off?

A:
Approximately 45.8 million shares of our common stock will be distributed in the spin-off, based upon the number of shares of Brink’s common stock outstanding as of September 15, 2008.  The actual amount of shares of our common stock that will be distributed will be calculated on October 21, 2008, the record date.  The shares of our common stock to be distributed by Brink’s will constitute all of the issued and outstanding shares of our common stock immediately after the distribution.  For more information on the shares being distributed in the spin-off, see “Description of Our Capital Stock — Common Stock.”

Q:	What is the record date for the distribution?

A:	Record ownership will be determined as of 5:00 p.m., New York City time on October 21, 2008, which we refer to as the record date.

Q:	When will the distribution occur?

A:	We expect that shares of our common stock will be distributed by the distribution agent, on behalf of Brink’s, on or about October 31, 2008, which we refer to as the distribution date.

Q:	What do I have to do to participate in the spin-off?

A:
No action is required on your part.  Shareholders of Brink’s entitled to receive our common stock are not required to pay any cash or deliver any other consideration, including any shares of Brink’s common stock, to receive the shares of our common stock distributable to them in the spin-off.

Q:
If I sell, on or before the distribution date, shares of Brink’s common stock that I held on the record date, am I still entitled to receive shares of BHS common stock distributable with respect to the shares of Brink’s common stock I sold?

A:
No.  No ex-dividend market will be established for our common stock until the first trading day following the distribution date.  Therefore, if you own shares of Brink’s common stock on the record date and thereafter sell those shares on or prior to the distribution date, you will also be selling the shares of our common stock that would have been distributed to you in the spin-off with respect to the shares of Brink’s common stock you sell.

Q:	How will Brink’s distribute shares of BHS common stock?

A:
Holders of shares of Brink’s common stock on the distribution date will receive shares of our common stock in book entry form.  See “The Spin-Off — Manner of Effecting the Spin-Off” for a more detailed explanation.

Q:	What is the reason for the spin-off?

A:	Brink’s board of directors considered that as separate companies both Brink’s and BHS would:

●	be better positioned to pursue aggressively the various growth opportunities available to them;

●	have more focused management;

●	have more efficient capital structures through which to fund their growth;

●	have separate stock that could be used as acquisition currency to fund growth; and

●	have incentives for management and employees to be more closely aligned with business performance and shareholder expectations.

Q:	What are the Federal income tax consequences to me of the spin-off?

A:
The spin-off is conditioned upon the receipt by Brink’s, on or before the date of the spin-off, of a private letter ruling from the Internal Revenue Service (the “IRS”) (which Brink’s has received) and a favorable opinion of Cravath, Swaine & Moore LLP confirming the spin-off’s tax-free status under Section 355 of the Internal Revenue Code of the United States (the “Code”) and confirming, for U.S. Federal income tax purposes, the non-recognition of gain or loss by, and the non-inclusion in the income of, a holder of Brink’s common stock upon the receipt of shares of our common stock pursuant to the spin-off.  The private letter ruling is, and the opinion will be based on the assumption that, among other things, the representations made, and information submitted, in connection with each are accurate.  Brink’s may waive receipt of the tax opinion as a condition to the spin-off.  BHS has agreed to indemnify Brink’s for tax liabilities resulting from the spin-off under particular circumstances.

The aggregate tax basis of the Brink’s common stock and our common stock, received in a tax-free spin-off, in the hands of Brink’s shareholders immediately after the spin-off  will be the same as the aggregate tax basis of the Brink’s common stock held by the holder immediately before the spin-off, allocated between the common stock of Brink’s and us in proportion to their relative fair market values on the date of the spin-off.

Please see “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off” and “Risk Factors — Risks Relating to the Spin-Off — The spin-off could result in significant tax liability” for more information regarding the private letter ruling, the tax opinion and the potential tax consequences to you of the spin-off.

Q:	Will there be any payments made or debt forgiven by Brink’s or BHS in connection with the spin-off?

A:
Yes.  The Brink’s board of directors determined that Brink’s will contribute $50 million to BHS in cash at the time of the spin-off.  The board established this amount based on BHS’s anticipated capital structure and the board of directors assessment of what would be sufficient cash-on-hand to allow BHS to pursue its business objectives after the spin-off.  Brink’s will also forgive any existing intercompany debt owed by BHS to it and its subsidiaries.

Q:	Does BHS intend to pay cash dividends?

A:	We do not expect to pay dividends for the foreseeable future.

Q:	How will BHS common stock trade?

A:	Currently, there is no public market for our common stock. We intend to list our common stock on the New York Stock Exchange under the symbol “CFL.”

We anticipate that trading will commence on a when-issued basis as early as two business days prior to the record date.  When-issued trading in the context of a spin-off refers to a transaction effected on or before the distribution date and made conditionally because the securities of the spun-off entity have not yet been distributed.  When-issued trades generally settle within three days after the distribution date.  On the first trading day following the distribution date, any when-issued trading in respect of our common stock will end and regular-way trading will begin.  Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the sale transaction.  We cannot predict the trading prices for our common stock before or after the distribution date.

Q:	Will the spin-off and distribution affect the trading price of my Brink’s common stock?

A:
Yes.  We expect the trading price of shares of Brink’s common stock immediately following the distribution to be lower than immediately prior to the distribution because its trading price will no longer reflect the value of the BHS business.  Furthermore, until the market has fully analyzed the value of Brink’s without the BHS business, the prices of shares of Brink’s common stock may fluctuate significantly.

Q:	Do I have appraisal rights?

A:	No. Holders of Brink’s common stock are not entitled to appraisal rights in connection with the spin-off.

Q:	Where can Brink’s shareholders get more information?

A:	Before the separation, if you have any questions relating to the separation, you should contact:

The Brink’s Company
1801 Bayberry Court
P.O. Box 18100
Richmond, VA 23226-8100
Phone: (804) 289-9709
Fax: (804) 289-9758

After the separation, if you have any questions relating to our common stock, you should contact:

Brink’s Home Security Holdings, Inc.
8880 Esters Boulevard
Irving, Texas 75063
Phone:  (972) 871-3130
Fax:  (972) 871-3339

After the separation, if you have any questions relating to the distribution of our shares, you should contact:

Distribution Agent:
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
Phone:  (800) 937-5449
Fax:  (718) 765-8718

Q:	Who is the transfer agent for your common stock?

A:	American Stock Transfer & Trust Company

Summary of the Spin-Off

Distributing Company	The Brink’s Company, a Virginia corporation. After the distribution, The Brink’s Company will not own any shares of common stock of Brink’s Home Security Holdings, Inc.
Distributed Company
Brink’s Home Security Holdings, Inc., a Virginia corporation and a wholly owned subsidiary of Brink’s.  After the distribution, Brink’s Home Security Holdings, Inc. will be an independent, publicly traded company.

Securities to be Distributed	Shares of our common stock will constitute all of the outstanding shares of our common stock immediately after the distribution.
Record Date	The record date is October 21, 2008.
Distribution Date	The distribution date is October 31, 2008.
Distribution Ratio
Each share of Brink’s common stock outstanding as of 5:00 p.m., New York City time on the record date, will entitle its holder to receive one share of our common stock.  Please note that if you sell your shares of Brink’s common stock after the record date but before the distribution date, the buyer of those shares will be entitled to receive the shares of our common stock issuable in respect of the shares sold.  The distribution of shares will be made in book-entry form.

Conditions to the spin-off	The spin-off is subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by Brink’s of the following conditions:

●	each ancillary agreement contemplated by the Separation and Distribution Agreement shall have been executed by each party thereto;
●
the Securities and Exchange Commission shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, and no stop order relating to the registration statement shall be in effect;

●
the exisiting license pursuant to which Brink’s Guarding Services, Inc. licenses certain intellectual property from Brink’s Network, Incorporated shall have been amended to reflect the exclusive rights to be granted to us pursuant to the Brand Licensing Agreement;

●
Brink’s shall have received (a) the opinion of Cravath, Swaine & Moore LLP and (b) a ruling from the IRS, confirming the tax-free status of the spin-off, for U.S. Federal income tax purposes, to Brink’s and its shareholders, which has been received;

●	our common stock shall have been approved for listing on a national securities exchange;

●	the Internal Transactions (as described under “Certain Relationships and Related Party Transactions—Agreements with Brink’s—Separation and Distribution Agreement”) shall have been completed;
●	an agreement governing a revolving credit facility to be obtained by us and/or one or more of our subsidiaries shall have become effective;
●	all material governmental approvals and other consents necessary to consummate the distribution shall have been obtained and be in full force and effect;
●
no order, injunction or decree issued by any court  or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto shall be in effect;

●
no other events or developments shall have occurred subsequent to the date hereof that, in the judgment of the board of directors of Brink’s, would result in the spin-off having a material adverse effect on Brink’s or its shareholders;

●	prior to the distribution date, Brink’s shall have mailed this information statement to the holders of Brink’s common stock as of the record date;
●
Brink’s shall have duly elected the individuals listed as members of our board of directors in this information statement, which has occurred, and such individuals shall continue to be members of our board of directors as of the distribution date; and

●
immediately prior to the distribution date, our articles of incorporation and bylaws, each in substantially the form filed as exhibits to the registration statement on Form 10 of which this information statement is a part, shall be in effect.

The fulfillment of the foregoing conditions will not create any obligation on the part of Brink’s to effect the spin-off.  Brink’s has the right not to complete the spin-off if, at any time, the board of directors of Brink’s determines, in its sole discretion, that the spin-off is not in the best interests of Brink’s or its shareholders, or that market conditions are such that it is not advisable to separate BHS from Brink’s.

Trading Market and Symbol
We intend to list our common stock on the New York Stock Exchange under the ticker symbol “CFL.”  We anticipate that as early as two business days prior to the record date a limited market for our common stock, commonly known as a “when-issued” trading market, will develop, and we expect “regular-way” trading of our common stock will begin the first trading day after the distribution date.

Tax Consequences to Shareholders
Brink’s shareholders are not expected to recognize any gain or loss for U.S. Federal income tax purposes as a result of the spin-off.  See “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off” for a more detailed description of the U.S. Federal income tax consequences of the spin-off.

Each shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the spin-off to that shareholder, including the effect of any U.S., state, local or foreign tax laws and of changes in applicable tax laws.

Relationship with Brink’s after the Spin-Off
We will enter into a Separation and Distribution Agreement and other agreements with Brink’s to effect the spin-off and provide a framework for our relationship with Brink’s after the distribution.  These agreements generally expire after three years (with a non-compete agreement that expires after five years) and will govern our relationship with Brink’s subsequent to the completion of the spin-off and provide for the allocation between us and Brink’s of certain of the assets, liabilities and obligations of Brink’s attributable to the period prior to our separation from Brink’s.  The Separation and Distribution Agreement, in particular, will provide for the settlement or extinguishment of certain obligations between us and Brink’s and a cash contribution to us by Brink’s.  The Non-Compete Agreement will set forth certain non-compete and non-solicitation arrangements between us and Brink’s.  The Brand Licensing Agreement will set forth the terms pursuant to which Brink’s Network, Incorporated, a subsidiary of Brink’s will transitionally license to us the right to use certain trademarks, including trademarks that contain the word “Brink’s”, in the United States, Canada and Puerto Rico.  We will enter into a Transition Services Agreement, pursuant to which Brink’s will provide certain services to us after the spin-off on an interim basis.  We will also enter into an Employee Matters Agreement that will set forth the agreements of Brink’s and us as to certain employee compensation and benefit matters.  We will also enter into an agreement with Brink’s regarding the sharing of taxes incurred before and after the spin-off, certain indemnification rights with respect to tax matters and certain restrictions to preserve the tax-free status of the spin-off.  We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions — Agreements with Brink’s,” and describe some of the risks of these arrangements under “Risk Factors — Risks Relating to the Spin-Off.”

Dividend Policy	We do not expect to pay dividends for the foreseeable future.
Transfer Agent	American Stock Transfer & Trust Company.
Risk Factors
Our business is subject to both general and specific risks and uncertainties relating to our business, our relationship with Brink’s and our being a separate publicly traded company.  Our business is also subject to risks relating to the spin-off.  Accordingly, you should read carefully the information set forth under “Risk Factors.”

Summary Historical and Pro Forma Consolidated Financial Data

The following tables present our summary historical and pro forma financial data and operating statistics.  We derived the historical statement of income data for each of the years in the three-year period ended December 31, 2007, and the balance sheet data as of December 31, 2006 and 2007 from our consolidated financial statements, which were audited by KPMG LLP and are included elsewhere in this information statement.  We derived the historical statement of income data for the years ended December 31, 2003 and 2004 and the balance sheet data as of June 30, 2007, December 31, 2003, 2004 and 2005 from our unaudited consolidated financial statements that are not included in this information statement.  We derived the historical statement of income data for the six months ended June 30, 2007 and 2008 and the balance sheet data as of June 30, 2008, from our unaudited financial statements included elsewhere in this information statement.  The unaudited financial statements have been prepared on the same basis as the audited financial statements, and in the opinion of our management include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair presentation of the information set forth in this information statement.  Our operating results for the six months ended June 30, 2008, are not necessarily indicative of results that may occur over the full fiscal year.

We derived the unaudited pro forma consolidated financial data from our Unaudited Pro Forma Consolidated Financial Statements included elsewhere in this information statement.  The unaudited pro forma consolidated statement of income data include certain adjustments to give effect to the spin-off as if it occurred on January 1, 2007.  The unaudited pro forma consolidated balance sheet data include certain adjustments to give effect to the spin-off as if it occurred on June 30, 2008.  We describe these adjustments in greater detail under “Unaudited Pro Forma Consolidated Financial Information.”  We present the unaudited pro forma consolidated financial data for informational purposes only.  They do not purport to represent what our financial position or results of operations would actually have been had the pro forma adjustments in fact occurred on the assumed dates or to project our financial position at any future date or results of operations for any future period.

The summary historical financial data and operating statistics presented below should be read in conjunction with our audited consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement.  The financial information may not be indicative of our future performance and does not necessarily reflect what the financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations and capitalization as a result of the separation and distribution from The Brink’s Company.  See “Unaudited Pro Forma Consolidated Financial Information” for additional discussion of the anticipated changes.

	Year Ended December 31,								Six Months Ended June 30,
(In millions, except per share amounts)	2003		2004		2005		2006	2007	2007		2008

Statement of Income Data	(unaudited	)	(unaudited	)					(unaudited	)	(unaudited	)
Revenues	$310.4		$345.6		$392.1		$439.0	$484.4	$234.1		$261.7
Operating profit	46.7		51.5		57.1		63.2	73.0	39.2		46.5
Net income	28.6		33.1		36.0		36.3	44.2	23.9		28.3
Pro forma net income per common share (a) (unaudited):
Basic	$0.62		$0.72		$0.79		$0.79	$0.96	$0.52		$0.62
Diluted	0.62		0.72		0.78		0.79	0.96	0.52		0.62

Balance Sheet Data (at period end)	(unaudited	)	(unaudited	)	(unaudited	)			(unaudited	)	(unaudited	)
Cash and cash equivalents	$1.6		$1.4		$3.4		$2.6	$3.3	$3.3		$4.4
Property and equipment, net	352.4		394.0		467.7		536.7	606.0	572.6		637.0
Total assets	473.1		523.7		605.0		689.4	763.7	700.4		799.4
Related party loan payable (receivable) (b)	(32.3)		(33.5)		9.6		18.6	13.2	11.0		0.4
Long-term debt, including current maturities	0.5		0.4		-		-	-	-		-
Shareholder’s equity	$250.2		$283.0		$318.9		$357.6	$405.5	$385.5		$433.9

	Year Ended December 31,					Six Months Ended June 30,
(In millions, except subscriber data)	2003	2004	2005	2006	2007	2007	2008

Other Information (unaudited)
Average number of subscribers (in thousands) (c)	797.5	875.5	972.8	1,072.5	1,176.1	1,151.9	1,248.9
Monthly recurring revenue (“MRR”) (d)	$23.3	$26.1	$29.1	$33.1	$37.2	$35.1	$39.3

Cash Flow Information	(unaudited	)	(unaudited	)	(unaudited	)	(unaudited	)
Cash flows from operating activities	$115.8	$119.0	$119.1	$155.9	$183.7	$90.9	$105.4
Cash flows from investing activities	(98.0)	(117.5)	(162.2)	(163.9)	(175.8)	(85.9)	(90.1)
Cash flows from financing activities	(18.9)	(1.8)	45.2	7.2	(7.3)	(4.4)	(14.2)

Non-Cash Items Included in Net Income	(unaudited )	(unaudited )				(unaudited )	(unaudited )
Depreciation and amortization	$47.9	$51.5	$58.1	$67.6	$77.7	$37.6	$42.4
Impairment charges from subscriber disconnects	34.3	38.4	45.2	47.1	50.4	24.3	24.7
Amortization of deferred revenue (e)	(25.0)	(26.1)	(29.5)	(31.2)	(34.2)	(16.7)	(20.0)

Cash inflows (outflows) not reflected in net income	(unaudited )	(unaudited )				(unaudited )	(unaudited )
Deferral of subscriber acquisition costs (current year payments) (f)	$(18.4)	$(19.5)	$(22.9)	$(24.4)	$(23.8)	$(12.1)	$(12.1)
Deferral of revenue from new subscribers (current year receipts) (g)	28.2	34.6	40.7	44.9	47.4	24.2	23.6
Capital expenditures	$(98.0)	$(117.6)	$(162.2)	$(163.9)	$(177.8)	$(87.9)	$(90.1)

(a)
The number of shares used to compute pro forma basic earnings per share is 45.8 million, which is the number of shares of our common stock we estimate will be outstanding on the distribution date (based on number of shares of Brink’s common stock outstanding on September 15, 2008) based on a distribution ratio of one share of our common stock for every share of Brink’s common stock outstanding.  The number of shares used to compute pro forma diluted earnings per share is based on the number of shares of our common stock assumed to be outstanding on the distribution date, plus the estimated potential dilution that could have occurred on September 15, 2008, if options granted under Brink’s equity-based compensation arrangements were exercised or converted into our common stock.  This calculation may not be indicative of the actual dilutive effect that will actually result from the conversion of Brink’s equity-based compensation arrangements into BHS equity-based compensation arrangements or the effect of any future grant of new equity awards prior to the actual distribution date.

(b)	The outstanding related party loan payable will be forgiven by Brink’s as part of the spin-off.
(c)	The average number of subscribers is calculated by adding together each individual month-to-date average during the period and then dividing that amount by the number of months in the period.
(d)
MRR is a non-GAAP measure that is calculated based on the number of subscribers at period end multiplied by the average fee per subscriber received in the last month of the period for contracted monitoring and maintenance services.  We use MRR as one factor to assess performance and believe the presentation of MRR is useful to investors because the measure is widely used in the industry to assess the amount of recurring revenues from subscriber fees that a monitored security business produces.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement for a reconciliation of this non-GAAP measure.

(e)	Includes amortization of deferred revenue related to active subscriber accounts as well as recognition of deferred revenue related to subscriber accounts that disconnect.
(f)
Includes cash payments for incremental sales compensation, fringe benefits and related costs, directly attributable to successful customer acquisition efforts, which are deferred and recognized over the expected life of the customer relationship.

(g)	Includes cash receipts from new subscribers, including connection fees and equipment installation fees, which are deferred and recognized over the expected life of the customer relationship.

	Pro Forma
	Year Ended December 31, 2007	Six Months Ended June 30, 2008
(In millions, except per share amounts)	(unaudited)

Statement of Income Data
Revenues	$484.4	$261.7
Operating profit	98.8	60.6
Net income	60.5	37.4
Pro forma net income per common share:
Basic	$1.32	$0.82
Diluted	1.32	0.81

Balance Sheet Data (at period end)
Cash and cash equivalents		$54.4
Property and equipment, net		637.0
Total assets		849.4
Payable to related parties		-
Long-term debt, including current maturities		-
Shareholder’s equity		$484.3

RISK FACTORS

The risks and uncertainties described below are not the only ones we face.  Additional risks and uncertainties that we are unaware of or that we currently believe to be immaterial also may become important factors that affect us.  This information statement also contains forward-looking statements that involve risks and uncertainties.  See “Cautionary Statement Concerning Forward-Looking Statements.”

If any of the following events occur, our business, financial condition or results of operations could be materially and adversely affected and the trading price of our common stock could materially decline.

Risks Relating to Our Business

Our separation from Brink’s could adversely affect our business and profitability due to limitations on our use of the Brink’s brand following the spin-off.

As a business unit of Brink’s, we have marketed our products and services using the Brink’s brand name and logos, and we believe the association with Brink’s has provided us with preferred status among our customers and employees due to the well-recognized brand and perceived high-quality products and services of Brink’s.  In connection with the spin-off, we will enter into a Brand Licensing Agreement with Brink’s Network, Incorporated, a subsidiary of Brink’s, that will grant us the right to use certain trademarks, including trademarks that contain the word “Brink’s”, in the United States, Canada and Puerto Rico in connection with the provision of certain products and services.  These rights will extend for up to three years, subject to certain terms and conditions, after which we will no longer have the right to use the Brink’s name.  In addition, following the expiration of a five-year non-compete agreement between us and Brink’s, Brink’s will be able to operate a separate alarm monitoring business using the Brink’s name in United States, Canada and Puerto Rico.  We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Brink’s—Brand Licensing Agreement” and “—Non-Compete Agreement.”

During this three-year period, we intend to establish a new brand name for our business.  We will incur substantial costs associated with establishing and marketing our new brand.  Despite these efforts, we may not be successful in achieving recognition for our new brand.  If we are not successful in achieving recognition for our new brand, our competitive position will be weakened and we may lose market share.

We rely on a significant number of our subscribers remaining with us as customers for long periods of time.

We incur significant cash costs, a portion of which are immediately expensed, for each new subscriber we begin to service.  It requires a substantial amount of time for us to receive cash payments from a particular subscriber that are sufficient to offset this upfront cost, with that period currently averaging between three and four years.  Accordingly, our long-term profitability is dependent on our subscribers remaining with us as customers for long periods of time.  This requires that we minimize our rate of subscriber disconnects, or attrition.  Factors that can increase disconnects include customers who relocate and do not reconnect, problems with our service quality, an economic slowdown and the affordability of our service.  If we fail to keep our subscribers for a sufficiently long period of time, our financial position and results of operations will be adversely affected.

A weak economy could reduce demand for our services and increase our disconnect rate.

If the economy weakens in regions where we provide our services, demand for our services may decrease.  A weaker economy could reduce our new installations as potential customers may be less likely to pay our customary upfront charge for installation.  A weaker economy also often leads to fewer household moves, which drives more than 50% of our new customer volume in any given year, and a reduced level of new home construction.  For instance, sluggish real estate activity in the United States led to a decrease in our installation growth to 3% in 2007 and 5% in 2006 from double-digit rates in prior years.  In addition, current security alarm customers may decide to disconnect our services in an effort to reduce their household or business spending.  These effects may be particularly strong where economic weakness is driven by a downturn in the housing market as has recently been the case.  Economic weakness in one or more of our markets could lead to a decline in our subscriber growth, revenue, operating profit and cash flow.

We operate in a highly competitive industry.

The monitored security alarm industry is subject to significant competition and pricing pressures.  We experience competitive pricing pressures on both installation fees and monitoring rates.  Several significant competitors offer installation fees that match or are lower than our prices.  Other competitors charge significantly more for installation but, in many cases, less for monitoring.  Competitive pressure on monitoring and service fees is significant.  We believe that the monitoring and service fees we offer are generally comparable to rates offered by other major security companies.  However, continued pricing pressure could adversely impact our customer base or pricing structure and have an adverse effect on our results of operations.

We also face potential competition from improvements in self-monitoring systems, which enable customers to monitor their home environment without third-party involvement.  If advances in self-monitoring improve the efficacy of these systems to the point where they approach or equal our own, we could be at a competitive disadvantage.  Similarly, it is possible that one or more of our competitors could develop a significant technical advantage over us that allows them to provide additional service or better quality service or to lower their price, which could put us at a competitive disadvantage.  Either development would adversely affect our growth and results of operations.

We may not be able to sustain the expansion of our subscriber base at recently achieved growth rates.

We have in recent years experienced a significantly increasing subscriber base each year as a result of growth in new installations and a relatively low number of subscriber disconnects.  The majority of our subscribers are residents of single-family households, and we succeeded in growing our subscriber base through a number of sales channels.  As a result, our business benefited from strong growth in the housing market through 2005.  The housing market began to experience a downturn in 2006, which has reduced our rate of growth in new installations.  A continued downturn in the housing market (either new construction or the resale of existing houses) could have an impact on our ability to maintain strong growth in our subscriber base.  In addition, our disconnect rate has been favorably affected in the past several years by the cumulative effect of our improved subscriber selection and retention processes and our provision of high-quality customer service.  A substantial number of disconnects cannot be prevented, including, for example, disconnects that occur because of customer moves.  If we fail to continue to provide high-quality service or take other actions that have improved the disconnect rates in the past, the disconnect rate could increase, and the subscriber base growth rate could suffer.  Slower growth or decreases in our subscriber base from materially lower installations or materially higher disconnects could adversely affect results of operations.

We intend to grow our commercial customer base and expand our Brink’s Home Technologies efforts, which may cause our operating margins to suffer.

We intend to expand our presence in commercial alarm installation and monitoring and our efforts to install our systems in newly constructed homes through our Brink’s Home Technologies channel.  As a result, our cost of investment in new subscribers may grow faster than installations and related revenue.  This could lead to a period where our expenses grow more rapidly than our revenue, which would harm our operating margins.  It could also lead to a substantial increase in our working capital needs, which would require us to borrow money or seek other sources of cash, neither of which may be readily available.  Furthermore, we may be unable to increase our subscriber base despite incurring the additional investment costs, which would cause our results of operations to be adversely affected.

Our earnings and cash flow could be materially affected by a sudden shift in our customers’ selection of voice and data communications services.

Our operating model relies on our customers’ selection and continued payment for high-quality, reliable telecommunications services.  In recent years, a small but increasing number of existing customers and prospective new customers exclusively use wireless telephone service within their homes.  Although our monitoring service can be connected using wireless communication, the use of wireless is more expensive to our customers than our traditional service that uses traditional fixed-line telecommunications.  This could make customers exclusively using wireless services less likely to use our services.  In addition, the use of wireless could increase customer dissatisfaction, driving up our disconnect rate, as wireless service can be less reliable than traditional fixed-line service.  For these reasons, a sudden shift to wireless services by a significant portion of our existing subscriber base could adversely affect our results of operations and cash flows.

Our earnings and cash flow could be adversely affected by penalties assessed for false alarms.

Some local governments impose assessments, fines, penalties and limitations on either subscribers or the alarm companies for false alarms.  A few municipalities have adopted ordinances under which both permit and alarm dispatch fees are charged directly to the alarm companies.  Our alarm service contracts generally allow us to pass these charges on to customers.  If more local governments were to impose assessments, fines or penalties, our customers might find these additional charges prohibitive and the growth of our subscriber base could be adversely affected.  Further, to the extent we are unable to pass assessments, fines and penalties on to our customers, our operating results could be materially adversely affected.

Our earnings and cash flow could be materially affected by the refusal of police departments to automatically respond to calls from monitored security service companies.

Police departments in a limited number of U.S. cities do not respond to calls from monitored security service companies.  We have offered affected customers the option of receiving response from private guard companies, which in most cases have contracted with us.  This increases the overall cost to customers.  If more police departments were to refuse to respond to calls from monitored security service companies, our ability to attract and retain subscribers could be negatively impacted and our results of operations and cash flow could be adversely affected.

We rely on third-party providers for the components of our security systems.

The components for the security systems that we install are manufactured by a limited number of third parties.  As a result, interruptions in supply and the receipt of components that do not meet our standards may have particularly adverse consequences for us because we may have few or no other alternatives for obtaining the necessary component.  This makes us particularly sensitive to the consequences of disputes with a supplier, a supplier facing financial difficulties or a disaster or other incident, and a supplier being unable to restart manufacturing within a reasonable time after an incident.  Any interruption in supply could cause delays in installations and repairs and the loss of current and potential customers.  Also, if a previously installed component were found to be defective, we might not be able to recover the costs associated with its repair or replacement and the diversion of our technical force to address such an issue could adversely affect subscriber and revenue growth as well as our results of operations.

We are exposed to greater risks of liability for employee acts or omissions, or system failure, than may be inherent in other businesses.

If a subscriber believes it has suffered harm to person or property due to an actual or alleged act or omission of one of our employees or an actual or alleged system failure, it may pursue legal action against us, and the cost of defending the legal action and of any judgment could be substantial.  Substantially all of our alarm monitoring product installation or services agreements contain provisions limiting our liability to customers; however, in the event of litigation with respect to such matters, it is possible that these limitations will be deemed not to be applicable.

We carry insurance of various types, including general liability and professional liability insurance in amounts we consider adequate and customary for our industry.  Some of our insurance policies, and the laws of some states, may limit or prohibit insurance coverage for punitive or certain other types of damages, or liability arising from gross negligence.  If we incur increased losses related to employee acts or omissions, or system failure, or if we are unable to obtain adequate insurance coverage at reasonable rates, or if we are unable to receive reimbursements from insurance carriers, our financial condition and results of operations could be adversely affected.

Risks Relating to the Spin-Off

The spin-off could result in significant tax liability.

Brink’s has received a private letter ruling from the IRS to the effect that, among other things, the spin-off will qualify for tax-free treatment under Section 355 of the Code.  In addition, the spin-off is conditioned upon the receipt by Brink’s, on or before the distribution date, of a favorable opinion of Cravath, Swaine & Moore LLP confirming the spin-off’s tax-free status for U.S. Federal income tax purposes, under Section 355 of the Code, and confirming, for U.S. Federal income tax purposes, the non-recognition of gain or loss by, and the non-inclusion in the income of, a holder of Brink’s common stock upon the receipt of shares of our common stock pursuant to the spin-off.  Brink’s can waive receipt of the tax opinion as a condition to the spin-off.  See “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, we will not be able to rely on the ruling.  Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code, including with respect to the business purpose for the spin-off (which is required to be a corporate, rather than a shareholder level, business purpose) and with respect to whether the spin-off is a device for the distribution of earnings and profits (which is a facts and circumstances analysis).  Rather, the ruling is based upon representations by Brink’s that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling.  Brink’s has made it a condition to the spin-off that Brink’s obtain the opinion of counsel described above.  The opinion will rely on the private letter ruling as to matters covered by the ruling.  In addition, the opinion will be based on, among other things, certain assumptions and representations made by Brink’s and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by counsel in its opinion.  The opinion will not be binding on the IRS or the courts.

Notwithstanding receipt by Brink’s of the private letter ruling and opinion of counsel, the IRS could determine that the spin-off should be treated as a taxable transaction if it determines that any of the representations, assumptions or undertakings that will be included in the request for the private letter ruling is false or has been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling.

If the IRS were to determine that the spin-off does not qualify for tax-free treatment under Section 355 of the Code, then a U.S. holder receiving our shares in the spin-off will be treated as having received a distribution to the extent of the fair market value of the shares received on the distribution date.  That distribution will be treated as taxable dividend income to the extent of such holder’s ratable share of the current and accumulated earnings and profits of Brink’s, if any.  Any amount that exceeds such share of earnings and profits of Brink’s will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in its shares of common stock of Brink’s (thus reducing such adjusted tax basis) with any remaining amounts being treated as capital gain.  For a more detailed discussion see “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

A potential indemnity liability to Brink’s if the spin-off is treated as a taxable transaction could materially adversely affect our company.

Generally, taxes resulting from the spin-off failing to qualify for tax-free treatment for U.S. Federal income tax purposes would be imposed on Brink’s and Brink’s shareholders.  Under the Tax Matters Agreement, however, we would be required to indemnify Brink’s and its affiliates against all tax-related liabilities caused by such failure to the extent those liabilities arise as a result of an action taken by us or our affiliates or otherwise result from any breach of any representation, covenant or obligation of us or our affiliates under the Tax Matters Agreement or any other agreement entered into by us in connection with the spin-off.  Events triggering such an indemnification include those subsequent to the spin-off that cause Brink’s to recognize gain under Section 355(e) of the Code.  See “Certain Relationships and Related Party Transactions—Agreements with Brink’s—Tax Matters Agreement.”

We are agreeing to certain restrictions to preserve the tax-free treatment of the distribution to Brink’s, which may reduce our strategic and operating flexibility.

The covenants in, and our indemnity obligations under, the Tax Matters Agreement may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business.  Further, as the Tax Matters Agreement relates to Section 355(e) of the Code specifically, these covenants and indemnity obligations might discourage or delay a change of control that you may consider favorable.  Under the Tax Matters Agreement, during the two-year period following the spin-off, we may not, subject to certain exceptions, enter into or authorize (a) any transaction resulting in the acquisition of our stock or assets beyond certain thresholds, (b) any merger, (c) any issuance of equity securities beyond certain thresholds or (d) any repurchase of our common stock, unless certain conditions are satisfied.

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Brink’s.

As a stand-alone, independent public company, we believe that our business will benefit from, among other things, allowing our management to design and implement corporate policies and strategies that are based primarily on the characteristics of our business, allowing us to focus our financial resources wholly on our own operations and implement and maintain a capital structure designed to meet our own specific needs.  By separating from Brink’s there is a risk that our company may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of Brink’s.  We may not be able to achieve some or all of the benefits that we expect to achieve as a stand-alone, independent company in the time we expect or at all.  For example, it is possible that securities analysts and investors will not place a greater value on our company as a stand-alone company than on our business as a part of Brink’s.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs after the spin-off.

Prior to the spin-off, our business has been operated by Brink’s as part of its broader corporate organization rather than as a stand-alone company, and Brink’s has assisted us by providing financing and certain corporate functions.  Following the spin-off, Brink’s will be contractually obligated to provide to us only those services specified in the Transition Services Agreement and the other agreements we enter into with Brink’s in connection with the spin-off.  These services do not include every service that Brink’s has provided to us in the past and Brink’s is only obligated to provide these services for limited periods (ranging from six to 18 months from the date of the spin-off).  After the expiration or termination of the applicable service periods under the Transition Services Agreement, we will be responsible for providing internally or obtaining from unaffiliated third parties the services that Brink’s performs for us currently and pursuant to the Transition Services Agreement.  These services include managerial, financial and human resources activities, the effective and appropriate performance of which are critical to our business operations.  Because our business has not been operated as an independent company, it is possible that we will be unable to successfully implement the changes necessary to provide or obtain these services at the necessary level of quality and that we will incur higher costs in connection with these services than we had anticipated.  If we are unable to obtain the quality of managerial and financial services necessary to operate our business effectively, then our business and results of operations will be adversely affected.  If we incur greater than expected costs in obtaining these services, our margins and profitability may be adversely affected.

Our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a separate publicly traded company and may not be a reliable indicator of our future results.

The historical financial and pro forma financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent publicly traded company during the periods presented or what our results of operations, financial position and cash flows will be in the future when we are an independent company.  This is primarily because:

●
we will enter into several transactions with Brink’s that either have not existed historically or that revise the terms of arrangements or agreements that existed prior to the spin-off, including a licensing agreement allowing us to use the Brink’s name in North America for up to three years;

●
our historical and financial information reflects allocations for services historically provided to us by Brink’s, which allocations may not reflect the costs we will incur for similar services in the future as an independent company; and

●
our historical and financial information does not reflect changes that we expect to experience in the future as a result of our separation from Brink’s, including changes in the cost structure, personnel needs, financing and operations of the contributed business as a result of the separation from Brink’s and from reduced economies of scale.

Following the spin-off, we also will be responsible for the additional costs associated with being an independent public company, including costs related to corporate governance and public reporting.  Therefore, our financial statements may not be indicative of our future performance as an independent company.  For additional information about our past financial performance and the basis of presentation of our financial statements, please see “Selected Historical Financial Data,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this information statement.

We may receive better terms from unaffiliated third parties than the terms we receive in our agreements with Brink’s.

The agreements related to our separation from Brink’s, including the Separation and Distribution Agreement, the Non-Compete Agreement, the Brand Licensing Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Transition Services Agreement and any other agreements, will be negotiated in the context of our separation from Brink’s while we are still part of Brink’s and, accordingly, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties.  The terms of the agreements are being negotiated in the context of our separation related to, among other things, allocation of assets, liabilities, rights, indemnifications and other obligations among Brink’s and us.  We may have received better terms from third parties because third parties may have competed with each other to win our business.  See “Certain Relationships and Related Party Transactions.”

We will be contingently responsible for certain of Brink’s contingent and other corporate liabilities.

As a subsidiary of Brink’s, we are jointly and severally liable with Brink’s for two kinds of health benefits for employees of Brink’s former coal operations.  First, we and Brink’s are jointly and severally liable for the ongoing provision of postretirement health benefits.  To fund the considerable costs of these benefits, Brink’s established a Voluntary Employees’ Beneficiary Associate trust (“VEBA”).  It is possible that the VEBA may be underfunded, in which case we and Brink’s could be required to provide additional funding.  Second, we and Brink’s are jointly and severally liable to pay certain postretirement health premiums through September 2010.  Brink’s has agreed with us to pay all of this amount.  Although we will continue to be jointly and severally liable with Brink’s for these liabilities and expenses following the spin-off, Brink’s has agreed to indemnify us for any and all costs relating to these liabilities and expenses.  However, it is possible that Brink’s will be unwilling or unable to make these payments in which case we would be required to do so.  See “Certain Relationships and Related Party Transactions—Agreements with Brink’s—Separation and Distribution Agreement.”

As a subsidiary of Brink’s, we have joint and several liability with Brink’s to the IRS for the consolidated federal income taxes of the Brink’s group relating to the taxable periods ending on or prior to the spin-off.  Although we will continue to be jointly and severally liable with Brink’s for this liability following the spin-off under the Tax Matters Agreement, Brink’s has agreed to indemnify us for amounts relating to this liability to the extent not attributable to our liabilities.  However, it is possible that Brink’s will be unwilling or unable to make these payments in which case we would be required to do so.  Under the Tax Matters Agreement, we will be required to indemnify Brink’s and its affiliates for tax liabilities attributable to us and resulting from audit adjustments for taxable periods during which we were a member of the Brink’s consolidated group.

The ownership by our executive officers and some of our directors of shares of common stock of Brink’s may create conflicts of interest.

The ownership by our executive officers and some of our directors of shares of common stock of Brink’s may create, or may create the appearance of, conflicts of interest.  Because of their current or former positions with Brink’s, certain of our executive officers, and some of our directors, own shares of Brink’s common stock.  The individual holdings of common stock of Brink’s may be significant for some of these persons compared to such persons’ total assets.  Ownership by our directors and officers, after our separation, of common stock of Brink’s creates, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Brink’s than the decisions have for us.

Risks Relating to our Common Stock and the Securities Market

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop for our common stock.  In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

There is currently no public market for our common stock.  It is anticipated that two days prior to the record date for the spin-off, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including the spin-off date.  However, there can be no assurance that an active trading market for our common stock will develop as a result of the spin-off or be sustained in the future.  The lack of an active trading market would make it more difficult for you to resell our shares and could lead to our share price being depressed or more volatile.

We cannot predict the prices at which our common stock may trade after the spin-off.  The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

●	our business profile and market capitalization may not fit the investment objectives of Brink’s shareholders, and as a result, Brink’s shareholders may sell our shares after the spin-off;

●	a change in our shareholder base due to the spin-off;

●	actual or anticipated fluctuations in our operating results or those of other companies in our industry due to factors related to our business;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	announcements by us or our competitors of significant acquisitions or dispositions;

●	the failure of securities analysts to cover our common stock after the spin-off;

●	changes in earnings estimates by securities analysts or our ability to meet those estimates;

●	the operating and stock price performance of other comparable companies;

●	overall market fluctuations; and

●	general economic conditions.

The effects of these factors on our stock price volatility will be more pronounced if there is low trading volume for our stock, including as a result of the lack of development of an active trading market.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company.  These broad market fluctuations may adversely affect the trading price of our common stock.

Substantial sales of common stock may occur in connection with the distribution, which could cause our stock price to decline.

The shares of our common stock that Brink’s distributes to its shareholders generally may be sold immediately in the public market.  Although we have no actual knowledge of any plan or intention on the part of any 5% or greater shareholder to sell our common stock following the spin-off, it is possible that some of Brink’s shareholders, including its large shareholders, will sell our common stock received in the spin-off for reasons such as our business profile or market capitalization as an independent company not fitting their investment objectives.  The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Your percentage ownership in BHS may be diluted in the future.

Your percentage ownership in BHS may be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees.  We have approved equity incentive plans that will provide for the grant of common stock-based equity awards to our officers and other employees, advisors and consultants.  In addition, we have established deferred compensation plans for our officers and employees that will permit such individuals to defer their compensation in the form of common stock units that are distributed in the form of common stock.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document contains both historical and forward-looking information.  Words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes,” “may,” “should” and similar expressions may identify forward-looking information.  Forward-looking information in this document includes, but is not limited to, the tax-free nature and other expected characteristics of the spin-off, our competitive advantages, expected trading prices following the spin-off for our common stock and Brink’s common stock, our ability to operate as a stand-alone company and the costs associated with operating as a stand-alone company, expected revenue and operating profit growth, cash flow and earnings for us and our subsidiaries in 2008 and in the future, including our revenue growth and operating profit margin and our profit and subscriber growth, the estimated reduction in our royalty expense in 2009, our incremental costs of being an independent, public company, shift in customer selection of telecommunication services, the lack of interruptions in our supply chain, our dealer due diligence process, our continued expansion into the commercial market, the effectiveness of our customer care efforts on false alarms, customer satisfaction and retention, our disconnect rate, the monitoring and service rates we offer, the anticipated effective tax rate for 2008 and our future tax position, impact of equity awards granted to our directors, officers and employees, the effect of the U.S. economy on our performance, the overall state of the North American housing market, real estate activity in the United States, our future disconnect rate, customer acquisition costs, expected life of the customer relationship, instability in the housing and credit markets, increased market share through expanded relationships with major home builders, possible increases in our investment per new subscriber, expected additional professional, legal and advisory fees in 2008 and 2009, expenses and cash outflows related to former coal operations, expenses in continuing operations, future contributions to and use of the VEBA and expected investment returns on funds held by the VEBA, expected future cash payments and expense levels for blacklung obligations, projected payments and expenses for the primary U.S. pension plan and its expected long-term rate of return, future pension plan contributions, the expansion of our Brink’s Home Technologies efforts, the impact of exchange rates and commodity prices, capital expenditures, the adequacy of sources of liquidity to meet our near term requirements, estimated contractual obligations for the next five years, our borrowing capacity under the new revolving credit facility, our provision for contingent income tax liabilities and interest, the outcome of pending litigation, future realization of deferred tax assets, estimates of our future reconnection experience and the impact of any change in estimates on our impairment charges, estimated discount rates, the assumed inflation rate for a number of our benefit plans, the anticipated payout of the remaining account balances of our employees in the Brink’s Key Employees’ Deferred Compensation Program, the impact of recent and future accounting rule changes, the use of earnings from subsidiaries and future recognition of unrecognized tax benefits and uncertain tax positions, involve forward-looking information which is subject to known and unknown risks, uncertainties, and contingencies, which could cause actual results, performance or achievements, to differ materially from those that are anticipated.

These risks, uncertainties and contingencies, many of which are beyond our control or the control of our subsidiaries, include, but are not limited to the demand for our products and services, the ability to identify and execute further cost and operational improvements and efficiencies in our core business, the impact of continuing initiatives to control costs and increase profitability, the ability of the businesses to cost-effectively match customer demand with appropriate resources, the willingness of our customers to absorb future price increases and the actions of competitors, our ability to successfully rebrand, our ability to identify strategic opportunities and integrate them successfully, acquisitions and dispositions made in the future, corporate expenses due to the implementation of the spin-off decisions by our board of directors, variations in costs or expenses and performance delays of any public or private sector supplier, service provider or customer, our ability to obtain appropriate insurance coverage at reasonable prices, positions taken by insurers with respect to claims made and the financial condition of insurers, safety and security performance, changes in insurance costs, our ability to maintain subscriber growth, the number of household moves, the level of home sales or new home construction, potential instability in housing credit markets, the performance of our equipment suppliers and dealers, our ability to cost-effectively develop or incorporate new systems in a timely manner, decisions regarding continued support of the developing commercial business, the ability of the security alarm monitoring industry to dissuade law enforcement and municipalities from refusing to respond to alarms, the willingness of our customers to pay for private response personnel or other alternatives to police responses to alarms, our estimated reconnection experience, discovery of new facts relating to civil suits, the addition of claims or changes in relief sought by adverse parties, the cash, our debt and tax position and growth needs, our demand for capital and the availability and cost of such capital, the satisfaction or waiver of limitations on the use of proceeds contained in various of our financing arrangements, our financial performance, utilization of third-party advisors and our ability to hire and retain corporate staff, changes in employee obligations, overall domestic and international economic, political, social and business conditions, capital markets performance, discount rates, expectations of future performance, the timing of deductibility of expenses, inflation, and the promulgation and adoption of new accounting standards and interpretations, including SFAS 157, SFAS 141(R), and SFAS 160, anticipated return on assets, inflation, seasonality, pricing and other competitive industry factors, labor relations, fuel and copper prices, new government regulations and interpretations of existing regulations, legislative initiatives, judicial decisions, issuance of permits, variations in costs or expenses and the ability of counterparties to perform.

THE SPIN-OFF

Background

The board of directors of Brink’s has approved the spin-off of Brink’s Home Security Holdings, Inc., a wholly owned subsidiary of Brink’s.

To accomplish the spin-off, Brink’s will first transfer to its wholly owned subsidiary, Brink’s Home Security Holdings, Inc., a holding company having no assets, liabilities or operations, all of its equity interest in Brink’s Home Security, Inc.  Brink’s will then distribute all of its equity interest in Brink’s Home Security Holdings, Inc., consisting of shares of our common stock, to Brink’s shareholders on a pro rata basis.  Following the spin-off, Brink’s will cease to own any equity interest in us, and we will operate independently from Brink’s.  No vote of Brink’s shareholders is required or being sought in connection with the spin-off, and Brink’s shareholders will not have any appraisal rights in connection with the spin-off.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions.  For a more detailed description of these conditions, see “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

The Brink’s board of directors regularly reviews the operations that Brink’s conducts to ensure that Brink’s resources are being put to use in a manner that is in the best interests of Brink’s and its shareholders.  To that end, in November 2007, Brink’s retained the Monitor Group, an international consulting firm, to assist the board in the evaluation of various strategic options.  The board also had the benefit of analyses from Morgan Stanley.  The board of directors of Brink’s concluded that as separate companies both Brink’s and BHS would benefit from the following factors.

●
Growth Opportunities. As separate companies both Brink’s and BHS would be better positioned to pursue aggressively the various growth opportunities available to them.  The spin-off would enhance the ability of Brink’s and BHS to more effectively respond to industry dynamics and therefore have an increased focus on strategic initiatives and priorities with respect to each company.

●
Focused Management.  The spin-off would allow management of both companies to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of the respective companies.

●
Capital Allocation.  As separate entities Brink’s and BHS would have more efficient capital structures through which to fund their growth.  The separated companies would not compete internally for capital and both companies would have direct access to capital markets.  This would also provide each company’s management more control over capital resources from which to make strategic investments in their respective businesses.

●	Acquisition Currency. Brink’s and BHS would have separate stock that could be used as acquisition currency to fuel growth should the opportunity arise.

●
Management Incentives.  The spin-off will enable each company to create incentives for management and employees that are more closely tied to business performance and shareholder expectations.  Separate equity-based compensation arrangements should more closely align the interests of management with the interests of shareholders.

In addition, the board concluded that there were minimal synergies between the two businesses that justified keeping the businesses together.

The board of directors of Brink’s also considered the costs and risks associated with the spin-off.  The board of directors of Brink’s considered, among other factors, any potential negative impact on Brink’s credit ratings as a result of the divestiture of our assets, the possibility that we may experience disruptions in our business as a result of the spin-off, the risk that the combined trading prices of our common stock and Brink’s common stock after the spin-off may be lower than the trading price of Brink’s common stock before the spin-off, the loss of synergies from operating as one company, and the additional legal, accounting and administrative costs associated with our becoming a separate, publicly traded company.  The board of directors also considered certain limitations on us that would result from the spin-off, including the restrictions on our use of the Brink’s brand and the costs associated with rebranding, restrictions that might result from the Tax Matters Agreement and other agreements that BHS would enter into with Brink’s in connection with the spin-off, our need to capitalize our business appropriately as a stand-alone entity and the allocation of future growth opportunities.   In view of the wide variety of factors considered in connection with the evaluation of the spin-off and the complexity of these matters, the Brink’s board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered.  The board of directors of Brink’s concluded, however, that the potential benefits of the spin-off outweigh the potential negative factors, and that separating the North American monitored security business of Brink’s from Brink’s in the form of a tax-free distribution to Brink’s shareholders is appropriate and advisable for Brink’s and its shareholders.

Treatment of Stock Options and Deferred Stock Units in the Spin-Off

Brink’s stock options held by our employees, including our officers, and Brink’s directors who will become our directors in connection with the distribution (“Transferring Directors”), at the time of the distribution will be converted into stock options with respect to BHS common stock, with the same terms and vesting conditions.  The conversion formula, which is specified in the Employee Matters Agreement and described under “Certain Relationships and Related Party Transactions—Employee Matters Agreement,” will ensure that the number of shares subject to and the exercise price of each stock option is adjusted so that the intrinsic value of each option to the holder is preserved, based on the respective prices of our common stock and Brink’s common stock on the distribution date.   The BHS stock options will be assumed under our new 2008 Equity Incentive Plan or our new Non-Employee Directors’ Equity Plan.  Brink’s stock options held by employees of Brink’s, including its officers, and Brink’s directors other than Transferring Directors, at the time of the distribution will remain stock options with respect to Brink’s common stock, but will be adjusted using a formula similar to that used for the conversion of Brink’s stock options into BHS stock options, taking into account any change in value of shares of Brink’s common stock resulting from the distribution.

Brink’s deferred stock units held by Transferring Directors at the time of the distribution will be forfeited pursuant to their terms and replaced with deferred stock units with respect to BHS common stock, with the same terms and vesting conditions, using a conversion formula similar to that used for the conversion of Brink’s stock options into BHS stock options.  The BHS deferred stock units will be granted under our new Non-Employee Directors’ Equity Plan.  Brink’s deferred stock units held by Brink’s directors other than Transferring Directors at the time of the distribution will remain deferred stock units with respect to Brink’s common stock, but will be adjusted using a formula similar to that used in adjusting Brink’s stock options held by Brink’s employees and Brink’s directors other than Transferring Directors.

Interests of Certain Persons in the Spin-Off

As described in “Compensation Discussion and Analysis” and “Director Compensation,” we have adopted deferred compensation plans for our key employees and our directors, to be effective as of the distribution, that are similar to Brink’s deferred compensation plans.  Account balances of our employees, including our officers, in the Brink’s Key Employees’ Deferred Compensation Program will be transferred to the new BHS Key Employees’ Deferred Compensation Program and converted into units representing shares of BHS common stock, using a conversion ratio similar to that used for the conversion of Brink’s stock options into BHS stock options.  Each employee will be credited with all service accrued with Brink’s and its subsidiaries prior to the distribution for purposes of the vesting provisions of the BHS Key Employees’ Deferred Compensation Program.  Units in the accounts of Brink’s employees, including Brink’s officers, will remain in the Brink’s Key Employees’ Deferred Compensation Program, and will be adjusted using a formula similar to that used in adjusting Brink’s stock options held by Brink’s employees and Brink’s directors other than Transferring Directors.

Transferring Directors who have previously elected to receive distributions of their account balances in the Brink’s Plan for Deferral of Directors’ Fees upon or at certain times following termination of service will receive their balances in the form of cash upon or at such times following the distribution, since the spin-off will be considered a termination of such directors’ services for purposes of the plan.  The balances of the other Brink’s directors will remain in the Brink’s Plan for Deferral of Directors’ Fees and be distributed in the form of cash in accordance with the existing deferral elections.

Units in the accounts of directors in the Brink’s Directors’ Stock Accumulation Plan will be adjusted using a formula similar to that used in adjusting Brink's stock options held by Brink's employees and Brink’s directors other than Transferring Directors.  After such adjustment, all balances of Transferring Directors in the Brink’s Directors’ Stock Accumulation Plan will be distributed in the form of shares of Brink’s common stock upon the distribution, since each director has previously elected to receive distribution of his balance upon termination of service and the spin-off will be considered a termination of Transferring Directors’ services for purposes of the plan.  Units in the accounts of Brink’s directors other than Transferring Directors will remain in the Brink’s Directors’ Stock Accumulation Plan.

We have entered into change in control agreements with each of our named executive officers, which will be effective with respect to a change in control (as defined in the change in control agreements) that occurs after the distribution but on or prior to December 31, 2009.  Under the terms of the change in control agreements, for the 12-month period commencing on the date of a change in control (the “Employment Period”), the executive’s position, duties and responsibilities will not be diminished from those in effect immediately prior to the change in control.  In addition, during the Employment Period, the executive’s base work location will not be more than 25 miles from the location at which the executive was based on the date of the change in control, and the executive will not be required to travel on company business to a substantially greater extent than he or she was required immediately before the change in control, with certain specified exceptions.

The change in control agreements provide that, during the Employment Period, the executive will receive annual compensation equal to the sum of (1) a salary not less than his or her annualized salary in effect immediately before the change in control and (2) a bonus not less than the highest bonus award payable to him or her under the BHS Key Employees Incentive Plan or the Brink’s Key Employees Incentive Plan for the last three calendar years preceding the date of the change in control.

Under the terms of the change in control agreements, if a change in control occurs and, during the Employment Period, we terminate the executive’s employment other than for cause (as defined in the change in control agreements), death or incapacity (as defined in the change in control agreements) or the executive terminates his or her employment for good reason (as defined in the change in control agreements), we will make a lump sum cash payment to the executive consisting of the sum of (1) his or her currently effective annual base salary through the date of termination, to the extent not yet paid, (2) a portion of his or her highest annual bonus awarded for the past three years prorated based on the number of days worked in the year of his or her termination, (3) any accrued and unpaid vacation pay and (4) an amount equal to the executive’s annual base salary.  In addition, for the duration of the Employment Period, we will continue to provide medical and dental benefits to the executive.  We will also provide the executive with reasonable outplacement services.

Each existing director, officer and employee of Brink’s who becomes one of our directors, officers or employees will be indemnified by us in the event he or she becomes a party to a proceeding due to his or her status as our director, officer or employee, unless he or she was engaged in willful misconduct or a knowing violation of the criminal law.

Except for the treatment of the deferred compensation plans, the entry into the change in control agreements, the indemnification provisions and as set forth above under “Treatment of Stock Options and Deferred Stock Units in the Spin-Off,” none of our directors or officers or Brink’s directors or officers will receive any benefits or remuneration not received by shareholders in connection with the distribution.

Manner of Effecting the Spin-Off

Brink’s will effect the spin-off by distributing to its shareholders, as a dividend, one share of our common stock for every share of Brink’s common stock outstanding on October 21, 2008, the record date.

Prior to the spin-off, Brink’s will deliver all of the issued and outstanding shares of our common stock to the distribution agent.  On or about October 31, 2008, which we refer to as the distribution date, the distribution agent will effect delivery of the shares of our common stock issuable in the spin-off electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form.  Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your common stock of Brink’s and you are the registered holder of the Brink’s shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name.

Please note that if any shareholder of Brink’s on the record date sells shares of Brink’s common stock after the record date but on or before the distribution date, the buyer of those shares, and not the seller, will become entitled to receive the shares of our common stock issuable in respect of the shares sold.  See “—Trading Between the Record Date and the Distribution Date” below for more information.

Most Brink’s shareholders hold their common stock of Brink’s through a bank or brokerage firm.  In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books.  If you hold your Brink’s common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the common stock of our company that you are entitled to receive in the spin-off.  If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm.

Shareholders of Brink’s are not being asked to take any action in connection with the spin-off.  No shareholder approval of the spin-off is required or being sought.  We are not asking you for a proxy, and request that you not send us a proxy.  You are also not being asked to surrender any of your shares of Brink’s common stock for shares of our common stock.

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of certain U.S. Federal income tax consequences to the holders of Brink’s common stock in connection with the spin-off.  The summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this document and all of which are subject to change at any time, possibly with retroactive effect.  Any such change could affect the tax consequences described below.

This summary does not discuss any state tax consequences to the holders of Brink’s common stock.  Not all states have adopted the Federal affiliated group rule with respect to the active trade or business requirement under Section 355(b)(3) of the Code, and the spin-off may not qualify as tax-free in all states.  You should consult your own tax advisor with respect to the state tax consequences of the distribution.

This summary is limited to holders of Brink’s that are U.S. Holders, as defined immediately below.  A U.S. Holder is a beneficial owner of Brink’s common stock that is, for U.S. Federal income tax purposes:

●	an individual who is a citizen or a resident of the United States;

●	a corporation, or other entity taxable as a corporation for U.S. Federal income tax purposes, created or organized under the laws of the United States or any State thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. Federal income taxation regardless of its source; or

●
a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

 This summary also does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. Federal income tax laws, such as:

●	dealers or traders in securities or currencies;

●	tax-exempt entities;

●	banks, financial institutions or insurance companies;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	persons who acquired Brink’s common stock pursuant to the exercise of employee stock options or otherwise as compensation;

●	shareholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Brink’s equity;

●	holders owning Brink’s common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. Federal income tax purposes;

●	certain former citizens or long-term residents of the United States;

●	holders who are subject to the alternative minimum tax; or

●	persons that own Brink’s common stock through partnerships or other pass through entities.

This summary does not address the U.S. Federal income tax consequences to Brink’s shareholders who do not hold Brink’s common stock as a capital asset.  Moreover, this summary does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. Federal income tax purposes) holds Brink’s common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership.  Such a partner or partnership should consult its own tax advisor as to its tax consequences.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

The spin-off is conditioned upon Brink’s receipt of a favorable opinion of Cravath, Swaine & Moore LLP confirming the spin-off’s tax-free status under Section 355 of the Code, and receipt of a private letter ruling from the IRS that the spin-off will so qualify.  Brink’s has received the private letter ruling.  The private letter ruling is, and the opinion will be based on the assumption that, among other things, the representations made, and information submitted, in connection with each are accurate.  Assuming the spin-off qualifies as tax-free:

●	the spin-off will not result in any taxable income, gain or loss to Brink’s;

●	no gain or loss will be recognized by, or be includible in the income of, a shareholder of Brink’s common stock solely as the result of the receipt of our common stock in the spin-off;

●
the aggregate tax basis of the Brink’s common stock and our common stock in the hands of Brink’s shareholders immediately after the spin-off will be the same as the aggregate tax basis of the Brink’s common stock held by the holder immediately before the spin-off, allocated between the common stock of Brink’s and us in proportion to their relative fair market values on the date of the spin-off; and

●
the holding period of our common stock received by Brink’s shareholders will include the holding period of their Brink’s common stock, provided that such Brink’s common stock is held as a capital asset on the date of the spin-off.

Brink’s shareholders that have acquired different blocks of Brink’s common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, shares of our common stock distributed with respect to such blocks of Brink’s common stock.

Although a private letter ruling relating to the qualification of the spin-off under Section 355 of the Code will generally be binding on the IRS, the continuing validity of such ruling will be subject to the accuracy of factual representations and assumptions made in the ruling request.  Also, as part of the IRS’s general policy with respect to rulings on spin-off transactions under Section 355 of the Code, the private letter ruling obtained by Brink’s is not based upon a determination by the IRS that certain conditions which are necessary to obtain tax-free treatment under Section 355 of the Code have been satisfied, including with respect to the business purpose for the spin-off (which is required to be a corporate, rather than a shareholder level, business purpose) and with respect to whether the spin-off is a device for the distribution of earnings and profits (which is a facts and circumstances analysis).  Rather, such private letter ruling is based upon representations by Brink’s that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the private letter ruling.  As a result of this IRS policy, Brink’s has made it a condition to the spin-off that Brink’s obtain a favorable opinion of Cravath, Swaine & Moore LLP confirming the spin-off’s tax-free status under Section 355 of the Code.  The opinion will rely on the private letter ruling as to matters covered by the ruling.  The opinion will also be based upon various factual representations and assumptions, as well as certain undertakings made by Brink’s and us.  If any of those factual representations or assumptions were untrue or incomplete in any material respect, any undertaking was not complied with, or the facts upon which the opinion is based were materially different from the facts at the time of the spin-off, the spin-off may not qualify for tax-free treatment.  Opinions of counsel are not binding on the IRS.  As a result, the conclusions expressed in the opinion of counsel could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to you could be materially less favorable.

The Spin-Off and Tax-Free Transaction Status

If the spin-off were not to qualify as a tax-free transaction, Brink’s would recognize taxable gain equal to the excess of the fair market value of our common stock distributed to Brink’s shareholders over Brink’s tax basis in our common stock.  In that case, the gain recognized by Brink’s would be very substantial.  In addition, each shareholder who receives our common stock in the spin-off would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in:

●	a taxable dividend to the extent of the shareholders’ pro rata share of Brink’s current and accumulated earnings and profits;

●	a reduction in the shareholder’s basis (but not below zero) in Brink’s common stock to the extent the amount received exceeds the shareholder’s share of Brink’s earnings and profits; and

●
a taxable gain from the exchange of Brink’s common stock to the extent the amount received exceeds both the shareholder’s share of Brink’s earnings and profits and the basis in the shareholder’s Brink’s common stock.

Even if the spin-off otherwise qualifies for tax-free treatment under Section 355 of the Code, it may be disqualified as tax-free to Brink’s under Section 355(e) of the Code if 50% or more of the stock of either Brink’s or us is acquired as part of a plan or series of related transactions that include the spin-off.  For this purpose, any acquisitions of our stock or Brink’s stock within two years before or after the distribution are presumed to be part of such a plan, although Brink’s or we may be able to rebut that presumption.  If such an acquisition of our stock or Brink’s stock triggers the application of Section 355(e) of the Code, Brink’s would recognize taxable gain as described above with respect to the spin-off, but the spin-off would generally be tax-free to each Brink’s shareholder.  Although taxes resulting from the spin-off not qualifying for tax-free treatment for U.S. Federal income tax purposes generally would be imposed on Brink’s and shareholders of Brink’s, under the Tax Matters Agreement, we would be required to indemnify Brink’s and its affiliates against all tax-related liabilities caused by the failure of the spin-off to qualify for tax-free treatment for U.S. Federal income tax purposes (including as a result of events subsequent to the spin-off that caused Brink’s to recognize gain under Section 355(e) of the Code) to the extent these liabilities arise as a result of an action taken by us or our affiliates or otherwise result from any breach of any representation, covenant or obligation of us or our affiliates under the Tax Matters Agreement or any other agreement entered into by us in connection with the spin-off.

Brink’s may incur some tax cost in connection with the spin-off (as a result of certain intercompany transactions or as a result of certain differences between Federal, on the one hand, and foreign or state tax rules, on the other), whether or not the spin-off qualifies for tax-free treatment under Section 355 of the Code.

Information Statement

U.S. Treasury Regulations require each Brink’s shareholder that immediately before the spin-off owned 5% or more (by vote or value) of the total outstanding stock of Brink’s, to attach to such shareholder’s U.S. Federal income tax return for the year in which such stock is received a statement setting forth certain information related to the spin-off.

Results of the Spin-Off

After the spin-off, we will be an independent, publicly traded company.  Immediately following the spin-off, we estimate we will have approximately 45.8 million shares of our common stock outstanding (based upon the number of shares of Brink’s common stock outstanding as of September 15, 2008).  The actual number of shares of our common stock to be distributed in the spin-off will depend upon the actual number of shares of Brink’s common stock outstanding on the record date and will reflect any exercise of Brink’s options between the date the Brink’s board of directors declares the dividend for the spin-off and the record date of the spin-off.  The spin-off will not affect the number of outstanding shares of Brink’s common stock.  The spin-off will also not affect any rights of Brink’s shareholders, although it will affect the market value of each outstanding share of Brink’s common stock.

Immediately following the spin-off, we estimate we will have approximately 2,000 holders of record of shares of our common stock (based on the number of holders of record of Brink’s common stock on September 15, 2008).

Before the spin-off, we will enter into a Separation and Distribution Agreement and other agreements with Brink’s to effect the spin-off and provide a framework for our relationship with Brink’s after the spin-off.  These agreements will govern the relationships between Brink’s and us subsequent to the completion of the spin-off and provide for the allocation between Brink’s and us of Brink’s assets, liabilities and obligations attributable to periods prior to our separation from Brink’s.

Listing and Trading of our Common Stock

On the date of this information statement, we are a wholly owned subsidiary of Brink’s.  Accordingly, there is currently no public market for our common stock, although a “when-issued” market in our common stock may develop.  See “— Trading Between the Record Date and Distribution Date” below for an explanation of a “when-issued” market. We intend to list our shares of common stock on the New York Stock Exchange under the symbol “CFL.”  Following the spin-off, Brink’s common stock will continue to trade on the New York Stock Exchange under the symbol “BCO.”

Neither we nor Brink’s can assure you as to the trading price of Brink’s common stock or our common stock after the spin-off or as to whether the combined trading prices of our common stock and the Brink’s common stock after the spin-off will be less than, equal to or greater than the trading prices of Brink’s common stock prior to the spin-off.  The trading price of our common stock may fluctuate significantly following the spin-off.  See “Risk Factors — Risks Relating to Our Common Stock and the Securities Market.”

The shares of our common stock distributed to Brink’s shareholders will be freely transferable, except for shares received by individuals who are our affiliates.  Individuals who may be considered our affiliates after the spin-off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for Federal securities law purposes.  This may include some or all of our executive officers and directors.  Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Trading Between the Record Date and Distribution Date

Through the distribution date, Brink’s common stock will continue to trade on the New York Stock Exchange in the regular-way market.  From two days before the record date and through the distribution date, shares of Brink’s common stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock distributable in the spin-off.  No ex-dividend market will be established for our common stock until the first trading day following the distribution date.  Therefore, if you own shares of Brink’s common stock on the record date and thereafter sell those shares on or prior to the distribution date, you will also be selling the shares of our common stock that would have been distributed to you in the spin-off with respect to the shares of Brink’s common stock you sell.  On the first trading day following the distribution date, shares of Brink’s common stock will begin trading without any entitlement to receive shares of our common stock.  Shares of Brink’s common stock trade under the symbol “BCO.”

From two days before the record date and through the distribution date, a when-issued trading market in our common stock may develop.  The when-issued trading market would be a market for the shares of our common stock that will be distributed in the spin-off.  If you own shares of Brink’s common stock on the record date (and do not sell those shares of Brink’s common stock on or before the distribution date), then you are entitled to a number of shares of our common stock based upon the number of shares of Brink’s common stock you hold at that time.  If you own Brink’s common stock, you may trade this entitlement to receive shares of our common stock, without the shares of Brink’s common stock you own, on the when-issued trading market.  We expect when-issued trades of our common stock to settle within three trading days after the distribution date.  On the first trading day following the distribution date, any when-issued trading with respect to our common stock will end and regular-way trading will begin.  If when-issued trading occurs, the listing for our common stock is expected to be under trading symbols different from our regular way trading symbols.  Following the distribution date, shares of our common stock are expected to be listed on the New York Stock Exchange under the trading symbol “CFL.”  We will announce our when-issued trading symbols when and if they become available.  If the spin-off does not occur, all when-issued trading will be null and void.

Conditions to the Spin-Off

We expect that the spin-off will be effective on the distribution date, provided, that among other conditions described in this information statement, the following conditions shall have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by Brink’s:

●	each ancillary agreement contemplated by the Separation and Distribution Agreement shall have been executed by each party thereto;

●
the Securities and Exchange Commission shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, and no stop order relating to the registration statement shall be in effect;

●
the existing license pursuant to which Brink’s Guarding Services, Inc. licenses certain intellectual property from Brink’s Network, Incorporated shall have been amended to reflect the exclusive rights to be granted to us pursuant to the Brand Licensing Agreement;

●
Brink’s shall have received (a) the opinion of Cravath, Swaine & Moore LLP and (b) a ruling from the IRS, confirming the tax-free status of the spin-off, for U.S. Federal income tax purposes, to Brink’s and its shareholders, which has been received;

●	our common stock shall have been approved for listing on a national securities exchange;

●	the Internal Transactions (as described under “Certain Relationships and Related Party Transactions—Agreements with Brink’s—Separation and Distribution Agreement”) shall have been completed;

●	an agreement governing a revolving credit facility to be obtained by us and/or one or more of our subsidiaries shall have become effective;

●	all material governmental approvals and other consents necessary to consummate the distribution shall have been obtained and be in full force and effect;

●
no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto shall be in effect;

●
no other events or developments shall have occurred subsequent to the date hereof that, in the judgment of the board of directors of Brink’s, would result in the spin-off having a material adverse effect on Brink’s or its shareholders;

●	prior to the distribution date, Brink’s shall have mailed this information statement to the holders of Brink’s common stock as of the record date;

●
Brink’s shall have duly elected the individuals listed as members of our board of directors in this information statement, which has occurred, and such individuals shall continue to be members of our board of directors as of the distribution date; and

●
immediately prior to the distribution date, our articles of incorporation and bylaws, each in substantially the form filed as exhibits to the registration statement on Form 10 of which this information statement is a part, shall be in effect.

The fulfillment of the foregoing conditions will not create any obligation on Brink’s part to effect the spin-off.  Brink’s has the right not to complete the spin-off if, at any time, Brink’s board of directors determines, in its sole discretion, that the distribution is not in the best interests of Brink’s or its shareholders or that market conditions are such that it is not advisable to separate us from Brink’s.

Reasons for Furnishing this Information Statement

We are furnishing this information statement solely to provide information to Brink’s shareholders who will receive shares of our common stock in the spin-off.  You should not construe it as an inducement or encouragement to buy or sell any of our securities or any securities of Brink’s.  We believe that the information contained in this information statement is accurate as of the date set forth on the cover.  Changes to the information contained in this information statement may occur after that date, and neither our company nor Brink’s undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

CAPITALIZATION

The following table sets forth the unaudited cash and cash equivalents and capitalization of Brink’s Home Security, Inc. as of June 30, 2008, on an historical basis and on a pro forma basis to give effect to the spin-off and the transactions related to the spin-off as if they occurred on June 30, 2008.  You can find an explanation of the pro forma adjustments made to our historical consolidated financial statements under “Unaudited Pro Forma Consolidated Financial Information.”  You should review the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Information” and the unaudited condensed consolidated financial statements and accompanying notes included elsewhere in this information statement.

	June 30, 2008
(In millions)	Historical	Pro Forma

Cash and cash equivalents (1)	$4.4	$54.4
Indebtedness:
Revolving credit facility	$-	$-
Related party loan payable (2)	0.4	-
Total indebtedness	0.4	-
Shareholder’s equity:
Common stock, $1.00 par value	2.0	2.0
Capital in excess of par value (3)	1.8	52.2
Retained earnings	431.9	431.9
Accumulated other comprehensive loss	(1.8)	(1.8)
Total shareholder’s equity	433.9	484.3
Total capitalization	$434.3	$484.3

(1)	Pro forma reflects a cash contribution to us from Brink’s of $50 million in connection with the spin-off.

(2)	Pro forma reflects forgiveness by Brink’s of $0.4 million of related party loans.

(3)	Pro forma reflects increases in capital in excess of par value from the $50 million cash contribution to us from Brink’s and the forgiveness by Brink’s of $0.4 million of related party loans.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents our selected historical financial data and operating statistics.  We derived the statement of income data for each of the years in the three-year period ended December 31, 2007, and the balance sheet data as of December 31, 2006 and 2007 from our consolidated financial statements, which were audited by KPMG LLP and are included elsewhere in this information statement.  We derived the statement of income data for the years ended December 31, 2003 and 2004 and the balance sheet data as of June 30, 2007, December 31, 2003, 2004 and 2005 from our unaudited consolidated financial statements that are not included in this information statement.  We derived the statement of income data for the six months ended June 30, 2007 and 2008 and the balance sheet data as of June 30, 2008, from our unaudited financial statements included elsewhere in this information statement.  The unaudited financial statements have been prepared on the same basis as the audited financial statements, and in the opinion of our management include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair presentation of the information set forth in this information statement.  Our operating results for the six months ended June 30, 2008, are not necessarily indicative of results that may occur over the full fiscal year.

The selected historical financial data and operating statistics presented below should be read in conjunction with our audited consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement.  The financial information may not be indicative of our future performance and does not necessarily reflect what the financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations and capitalization as a result of the separation and distribution from The Brink’s Company.  See “Unaudited Pro Forma Consolidated Financial Information” for additional discussion of the anticipated changes.

	Years Ended December 31,								Six Months Ended June 30,
(In millions)	2003		2004		2005		2006	2007	2007		2008

Statement of Income Data	(unaudited	)	(unaudited	)					(unaudited	)	(unaudited	)
Revenues	$310.4		$345.6		$392.1		$439.0	$484.4	$234.1		$261.7
Operating profit	46.7		51.5		57.1		63.2	73.0	39.2		46.5
Net income	28.6		33.1		36.0		36.3	44.2	23.9		28.3
Pro forma net income per common share (a) (unaudited):
Basic	$0.62		$0.72		$0.79		$0.79	$0.96	$0.52		$0.62
Diluted	0.62		0.72		0.78		0.79	0.96	0.52		0.62

Balance Sheet Data (at period end)	(unaudited	)	(unaudited	)	(unaudited	)			(unaudited	)	(unaudited	)
Cash and cash equivalents	$1.6		$1.4		$3.4		$2.6	$3.3	$3.3		$4.4
Property and equipment, net	352.4		394.0		467.7		536.7	606.0	572.6		637.0
Total assets	473.1		523.7		605.0		689.4	763.7	700.4		799.4
Related party loan payable (receivable) (b)	(32.3)		(33.5)		9.6		18.6	13.2	11.0		0.4
Long-term debt, including current maturities	0.5		0.4		-		-	-	-		-
Shareholder’s equity	$250.2		$283.0		$318.9		$357.6	$405.5	$385.5		$433.9

Other Information (unaudited)
Average number of subscribers (in thousands) (c)	797.5		875.5		972.8		1,072.5	1,176.1	1,151.9		1,248.9

	Years Ended December 31,					Six Months Ended June 30,
(In millions)	2003	2004	2005	2006	2007	2007	2008

Cash Flow Information	(unaudited )	(unaudited )				(unaudited )	(unaudited )
Cash flows from operating activities	$115.8	$119.0	$119.1	$155.9	$183.7	$90.9	$105.4
Cash flows from investing activities	(98.0)	(117.5)	(162.2)	(163.9)	(175.8)	(85.9)	(90.1)
Cash flows from financing activities	(18.9)	(1.8)	45.2	7.2	(7.3)	(4.4)	(14.2)

Non-Cash Items Included in Net Income	(unaudited )	(unaudited )				(unaudited )	(unaudited )
Depreciation and amortization	$47.9	51.5	$58.1	$67.6	$77.7	$37.6	$42.4
Impairment charges from subscriber disconnects	34.3	38.4	45.2	47.1	50.4	24.3	24.7
Amortization of deferred revenue (d)	(25.0)	(26.1)	(29.5)	(31.2)	(34.2)	(16.7)	(20.0)

Cash inflows (outflows) Not Reflected in Net Income	(unaudited )	(unaudited )				(unaudited )	(unaudited )
Deferral of subscriber acquisition costs (current year payments) (e)	$(18.4)	$(19.5)	$(22.9)	$(24.4)	$(23.8)	$(12.1)	$(12.1)
Deferral of revenue from new subscribers (current year receipts) (f)	28.2	34.6	40.7	44.9	47.4	24.2	23.6
Capital expenditures	(98.0)	(117.6)	(162.2)	(163.9)	(177.8)	(87.9)	(90.1)

(a)
The number of shares used to compute pro forma basic earnings per share is 45.8 million, which is the number of shares of our common stock we estimate will be outstanding on the distribution date (based on number of shares of Brink’s common stock outstanding on September 15, 2008) based on a distribution ratio of one share of our common stock for every share of Brink’s common stock outstanding.  The number of shares used to compute pro forma diluted earnings per share is based on the number of shares of our common stock assumed to be outstanding on the distribution date, plus the estimated potential dilution that could have occurred on September 15, 2008, if options granted under Brink’s equity-based compensation arrangements were exercised or converted into our common stock.  This calculation may not be indicative of the actual dilutive effect that will actually result from the conversion of Brink’s equity-based compensation arrangements into BHS equity-based compensation arrangements or the effect of any future grant of new equity awards prior to the actual distribution date.

(b)	The outstanding related party loan payable will be forgiven by Brink’s as part of the spin-off.
(c)	The average number of subscribers is calculated by adding together each individual month-to-date average during the period and then dividing that amount by the number of months in the period.
(d)	Includes amortization of deferred revenue related to active subscriber accounts as well as recognition of deferred revenue related to subscriber accounts that disconnect.
(e)
Includes cash payments for incremental sales compensation, fringe benefits and related costs, directly attributable to successful customer acquisition efforts and which are deferred and recognized over the expected life of the customer relationship.

(f)	Includes cash receipts from new subscribers, including connection fees and equipment installation fees, which are deferred and recognized over the expected life of the customer relationship.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

We prepared the unaudited pro forma consolidated balance sheet and statements of income presented below from the historical consolidated financial statements of BHS as of June 30, 2008 and for the year ended December 31, 2007 and the six months ended June 30, 2008, which are included elsewhere in this information statement.  The pro forma adjustments give effect to certain transactions and events related to the spin-off, as described below.  The unaudited pro forma consolidated balance sheet and statements of income should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this information statement.

The unaudited pro forma consolidated statements of income and balance sheet give effect to the following transactions:

●	a $50 million cash contribution from Brink’s to BHS;

●	the forgiveness of $0.4 million of intercompany debt owed by BHS to Brink’s and its subsidiaries;

●	a decrease in the percentage of revenues BHS pays to Brink’s for the use of the Brink’s brand; and

●	the transfer by BHS to Brink’s of a third-party royalty agreement and the related royalty income earned under this agreement.

We prepared the unaudited pro forma consolidated balance sheet as of June 30, 2008, as if the transactions described above occurred on June 30, 2008.  We prepared the unaudited pro forma consolidated statement of income for the six months ended June 30, 2008, and the year ended December 31, 2007, as if the transactions described above occurred on January 1, 2007.  We based the pro forma adjustments on the best information available and assumptions that we believe are reasonable given the information available; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements.  We do not expect that the finalization of the terms of separation will have a material effect on the pro forma financial statements.

We expect to experience certain incremental cost increases and decreases as an independent, publicly traded company.  For example, Brink’s currently provides many corporate functions on our behalf, such as treasury, tax, accounting, legal, internal audit, human resources, investor relations, general management, real estate, insurance, risk management and other statutory functions, including a board of directors and centrally managed employee benefit arrangements.  Our historical consolidated financial statements include allocations of expenses from Brink’s, which include certain indirect costs.  Brink’s allocated $8.0 million of such costs to us in 2007.  We believe the assumptions and methodologies underlying the allocation of these costs from Brink’s are reasonable.  These costs may not be representative of the future costs we will incur as a separate public company.  We have not reflected the annual costs associated with replacing and/or establishing these functions because they are not reasonably estimable and factually supportable; however, our preliminary estimates range between $8 million to $10 million per year.  As a result, we have not presented any pro forma adjustments to corporate expense that reflect these costs.  We describe the allocation of Brink’s general and administrative corporate expenses in note 2 to our consolidated financial statements.

The unaudited pro forma financial information is for illustrative and information purposes only and is not intended to represent, or be indicative of, what our financial position or results of operations would have been had the transactions contemplated by the separation and distribution and related transactions occurred on the dates indicated.  The unaudited pro forma financial information also should not be considered representative of our financial position, and you should not rely upon the financial information presented below as a representation of our future performance.

Brink’s will incur a significant amount of nonrecurring charges in connection with the spin-off, such as financial, legal, tax, accounting and other advisory fees, taxes (non-income) and regulatory fees.  We may also incur costs in connection with the spin-off that are expected to have a future benefit, such as, among other things, recruiting and relocation expenses associated with hiring key senior management positions. At this time, we cannot estimate the total non-recurring separation charges that we will incur.

The number of shares used to compute pro forma basic earnings per share is 45.8 million, which is the number of shares of our common stock we estimate will be outstanding on the distribution date (based on number of shares of Brink’s common stock outstanding on September 15, 2008) based on a distribution ratio of one share of our common stock for every share of Brink’s common stock outstanding. The number of shares used to compute pro forma diluted earnings per share is based on the number of shares of our common stock assumed to be outstanding on the distribution date, plus the estimated potential dilution that could have occurred on September 15, 2008, if options granted under Brink’s equity-based compensation arrangements were exercised or converted into our common stock.  This calculation may not be indicative of the actual dilutive effect that will actually result from the conversion of Brink’s equity-based compensation arrangements into BHS equity-based compensation arrangements or the effect of any future grant of new equity awards prior to the actual distribution date.

Unaudited Pro Forma Consolidated Balance Sheet
As of June 30, 2008

	June 30, 2008
(In millions)	Historical	Pro Forma Adjustments			Pro Forma

ASSETS
Current assets:
Cash and cash equivalents	$4.4		$50.0	(a)	$54.4
Accounts receivable, net	36.4				36.4
Prepaid expenses and other	9.0				9.0
Deferred income taxes	27.0				27.0
Total current assets	76.8		50.0		126.8

Property and equipment, net	637.0				637.0
Deferred subscriber acquisition costs	85.6				85.6

Total assets	$799.4		$50.0		$849.4

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$24.0	$			$24.0
Accrued liabilities	34.3				34.3
Payable to related parties	0.4		(0.4)	(b)	-
Deferred revenue	41.9				41.9
Total current liabilities	100.6		(0.4)		100.2

Deferred revenue	181.9				181.9
Deferred income taxes	71.9				71.9
Other	11.1				11.1
Total liabilities	365.5		(0.4)		365.1

Commitments and contingent liabilities
Shareholder’s equity:
Common stock	2.0				2.0
Capital in excess of par value	1.8		50.0	(a)
			0.4	(b)	52.2
Retained earnings	431.9				431.9
Accumulated other comprehensive loss	(1.8)				(1.8)

Total shareholder’s equity	433.9		50.4		484.3

Total liabilities and shareholder’s equity	$799.4		$50.0		$849.4

(a)
Represents a cash contribution of $50 million from Brink’s to BHS based on our anticipated capital structure after the spin-off.  This amount is included in capital in excess of par value because the cash from Brink’s will be characterized as a capital contribution.

(b)
Represents the forgiveness of a $0.4 million intercompany loan owed by BHS to Brink’s and its affiliates.  This amount is included in capital in excess of par value because the debt forgiveness will be characterized as a capital contribution from Brink’s.

Unaudited Pro Forma Consolidated Statement of Income
Six Months Ended June 30, 2008

	Six Months Ended June 30, 2008
(In millions, except per share amounts)	Historical	Pro Forma Adjustments		Pro Forma

Revenues	$261.7	$-		$261.7

Costs and Expenses:
Cost of revenues	142.8	(14.7)	(a)	128.1
Selling, general and administrative expenses	72.8	-	(b)	72.8
Total costs and expenses	215.6	(14.7)		200.9
Other operating income (expense), net	0.4	(0.6)	(c)	(0.2)

Operating profit	46.5	14.1		60.6
Interest expense	0.4	(0.2)	(d)	0.2
Income before income taxes	46.1	14.3		60.4
Provision for income taxes	17.8	5.2	(e)	23.0

Net income	$28.3	$9.1		$37.4

Pro forma net income per common share
Basic	$0.62	$0.20		$0.82
Diluted	0.62	0.19		0.81

Pro forma weighted average common shares outstanding
Basic	45.8	45.8		45.8
Diluted	45.9	45.9		45.9

(a)
Represents a reduction in the percentage royalty fee to use the Brink’s brand from 7% to 1.25% of revenues in the United States and 3% to 1.25% for revenues outside the United States.  See note 2 to the consolidated financial statements.

(b)
The historical amount for selling, general and administrative expenses includes an allocation of $3.3 million of Brink’s general and administrative corporate expenses to BHS.  These costs may not be representative of the future costs we will incur as a separate public company.  We have not presented any pro forma adjustments to these costs because they are not reasonably estimable and factually supportable.

(c)	Represents the transfer by BHS to Brink’s of certain third-party royalty agreements and the related royalty income earned under those agreements. See note 2 to the consolidated financial statements.
(d)	Represents a reduction in interest expense on a lower related party payable as a result of a lower percentage royalty fee.
(e)	Represents an increase in tax expense as a result of higher income before income taxes.

Unaudited Pro Forma Consolidated Statement of Income
Year Ended December 31, 2007

	Year Ended December 31, 2007
(In millions, except per share amounts)	Historical	Pro Forma Adjustments		Pro Forma

Revenues	$484.4	$-		$484.4

Costs and Expenses:
Cost of revenues	271.9	(27.2)	(a)	244.7
Selling, general and administrative expenses	144.3	-	(b)	144.3
Total costs and expenses	416.2	(27.2)		389.0
Other operating income (expense), net	4.8	(1.4)	(c)	3.4

Operating profit	73.0	25.8		98.8

Interest expense	1.0	(0.7)	(d)	0.3
Income before income taxes	72.0	26.5		98.5
Provision for income taxes	27.8	10.2	(e)	38.0

Net income	$44.2	$16.3		$60.5

Pro forma net income per common share
Basic	$0.96	$0.36		$1.32
Diluted	0.96	0.36		1.32

Pro forma weighted average common shares outstanding
Basic	45.8	45.8		45.8
Diluted	45.9	45.9		45.9

(a)
Represents a reduction in the percentage royalty fee to use the Brink’s brand from 7% to 1.25% of revenues in the United States and 3% to 1.25% for revenues outside the United States.  See note 2 to the consolidated financial statements.

(b)
The historical amount for selling, general and administrative expenses includes an allocation of $8.0 million of Brink’s general and administrative corporate expenses to BHS.  These costs may not be representative of the future costs we will incur as a separate public company.  We have not presented any pro forma adjustments to these costs because they are not reasonably estimable and factually supportable.

(c)	Represents the transfer by BHS to Brink’s of certain third-party royalty agreements and the related royalty income earned under those agreements. See note 2 to the consolidated financial statements.
(d)	Represents a reduction in interest expense on a lower related party payable as a result of a lower percentage royalty fee.
(e)	Represents an increase in tax expense as a result of higher income before income taxes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with our audited and unaudited historical combined financial statements and the notes thereto included elsewhere in this information statement.  This discussion contains forward-looking statements that involve risks and uncertainties.  The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results.  Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this information statement entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” and other sections in this information statement.  To facilitate your understanding of our financial performance we also discuss certain pro forma financial data in this section.  We set forth our pro forma financial information, including a description of the adjustments, in greater detail under the caption “Unaudited Pro Forma Consolidated Financial Information.”

Introduction

We offer monitored security alarm services in North America for owner-occupied, single-family residences and, to a lesser extent, commercial properties.  We typically install and own the on-site security alarm systems and charge fees to monitor and service the systems.  Our approach is to focus on quality service, customer retention and a patient and disciplined approach to growth in our markets.  We believe our business is a premium provider of services in the markets that we serve. Our marketing and sales efforts are enhanced by our heritage of strength, security and reliability, so we seek to protect these attributes.  Overlaying our approach is the understanding that we must be disciplined and patient enough to charge fair prices that reflect the value provided, the risk assumed and the need for an adequate return for our investors.

The business environment in which we operate can change quickly.  We must quickly adapt to changes in the competitive landscape and local market conditions.  To be successful, we must be able to balance, on a market-by-market basis, the effects of changing demand on the utilization of our resources.  We operate on a centralized basis, but allow enough flexibility so local management can adjust operations to the particular circumstances of its market.

We measure financial performance on a long-term basis.  The key financial factors on which we focus are:

●	Creation of value through solid returns on capital;

●	Growth in revenues and earnings; and

●	Generation of cash flow sufficient to fund our growth.

These and similar measures are critical components of our incentive compensation programs and performance evaluations.

The Spin-Off

Cash Contribution from Brink’s. In connection with the spin-off and pursuant to the Separation and Distribution Agreement, Brink’s will contribute to us $50 million in cash based on our anticipated capital structure after the spin-off.  This will be completed as a contribution to equity on behalf of Brink’s and will accordingly increase our capital in excess of par value and shareholder’s equity.

Licensing Agreements with Brink’s.  We license from Brink’s Network, Incorporated, a subsidiary of Brink’s the right to use the Brink’s brand name in our business in exchange for royalty payments, which since January 1, 2000, have equaled 7% of our U.S. revenue and 3% of our foreign revenue.  Our historical financial statements include a royalty expense of $27.0 million, $30.1 million, $33.2 million, $16.1 million and $17.8 million for 2005, 2006, 2007 and the six months ended June 30, 2007 and 2008, respectively.  These rates will remain the same through the date of the spin-off, at which time we will enter into a new Brand Licensing Agreement with a subsidiary of Brink’s pursuant to which we will be entitled to use the Brink’s brand name and logos for a period of three years (subject to earlier termination under certain circumstances).  Under that agreement, our licensing fees will decrease to 1.25% of net revenue, and we will have the right to use the Brink’s brand for three years in the United States, Canada and Puerto Rico.  Accordingly, we expect our licensing fees to decrease significantly after the spin-off and to cease altogether once we transition to a new brand, which will occur on or prior to the end of the three-year licensing period.  However, we also expect to incur significant new costs associated with establishing and marketing our new brand, and we anticipate that these costs will be in excess of the reduced licensing fees during this period.  We describe our new Brand Licensing Agreement in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Brink’s—Brand Licensing Agreement” and “—Non-Compete Agreement.”

Management and Corporate Overhead.  As their wholly-owned subsidiary, Brink’s has provided to us certain corporate functions such as treasury, tax, accounting, legal, internal audit, human resources, investor relations, general management, real estate, insurance, risk management and other functions, including a board of directors and centrally managed employee benefit arrangements.  Historically, Brink’s has allocated to us the estimated costs of providing these services on our behalf.  Our historical financial statements include allocations of $3.3 million, $7.1 million, $8.0 million, $3.7 million and $3.3 million for 2005, 2006, 2007 and the six months ended June 30, 2007 and 2008, respectively.  After the spin-off, we will be responsible for providing these functions ourselves or contracting to have them provided and will directly incur the costs of their provision.  Our preliminary estimate is that these costs will be between $8 million and $10 million per year; however, they may vary considerably from those amounts.  At the time of the spin-off, we will enter into a Transition Services Agreement, pursuant to which Brink’s will provide us with certain of these services on an interim basis in exchange for a fee.  The impact of this fee is included in the estimate provided above.  We describe this agreement in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Brink’s—Transition Services Agreement.”

Employee Benefits.  In connection with the spin-off, we will enter into an Employee Matters Agreement with Brink’s that will address certain employee compensation and benefit matters.  We describe this agreement in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Brink’s—Employee Matters Agreement.”  Under the terms of the Employee Matters Agreement, except as otherwise specifically provided in the Employee Matters Agreement, we will retain all assets and liabilities arising out of employee compensation and benefits programs sponsored or maintained by us immediately prior to the distribution, and Brink’s will retain all assets and liabilities arising out of employee compensation and benefits programs sponsored or maintained by Brink’s immediately prior to the distribution.   In addition, we expect that our expenses associated with providing employee benefits will generally not increase as a result of the spin-off, and where we do anticipate an increase in expenses, those increases are included in the estimated $8 million to $10 million in incremental cost of becoming a public company that is mentioned above.

Coal Liability Indemnification.  As a subsidiary of Brink’s, we are jointly and severally liable with Brink’s for two kinds of health benefits for employees of Brink’s former coal operations.  First, we and Brink’s are jointly and severally liable for the ongoing provision of postretirement health benefits.  To fund the considerable costs of these benefits, Brink’s established a Voluntary Employees’ Beneficiary Associate trust (“VEBA”).  It is possible that the VEBA may be underfunded, in which case we and Brink’s could be required to provide additional funding.  Second, we and Brink’s are jointly and severally liable to pay certain postretirement health premiums through September 2010.  Brink’s has agreed with us to pay all of this amount.  Although we will continue to be jointly and severally liable with Brink’s for these liabilities and expenses following the spin-off, Brink’s has agreed to indemnify us for any and all costs relating to these liabilities and expenses and for its former coal business generally.  Accordingly, we do not expect to incur any liabilities or expenses in relation to Brink’s former coal business.  See “Certain Relationships and Related Party Transactions—Agreements with Brink’s—Separation and Distribution Agreement.”

Factors Affecting Operating Results

We view our business as having two key activities:  acquiring new customers and managing our existing customer base.  We manage our business around these two activities, and many of our performance metrics are focused on one or both of these activities.  We view success in our business as being dependent upon successfully balancing our efforts against both activities.  We focus on investing wisely in subscriber growth that will generate positive future returns to shareholders, as well as on generating substantial current profit on the recurring services we provide to our existing customers.

We employ a consistent and disciplined economic decision-making framework to evaluate our existing customer acquisition channels and to prioritize growth opportunities based on the expected cash flows over the life of the customer relationship.  This framework takes into account three key elements of cash flow:  net customer acquisition cost, ongoing recurring customer cash flow and the annualized customer attrition or disconnect rate. In our evaluations of opportunities, we consider the full range of costs incurred in the life cycle, including administrative costs and non-security capital expenditures not directly related to acquiring or servicing customers.

We have historically focused our marketing efforts on “direct-response” advertising, projecting a range of advertising messages across multiple media channels to attract the attention of potential customers when they are in the “buying mode.” Potential customers are receptive to initiating security alarm service generally as the result of a major change in personal circumstance, such as a household or business relocation, an increase in (or the perception of an increase in) local criminal activity, or a change in family size (such as the birth of a child or death of a spouse) or activity (such as increased travel by the head of household).  Our marketing efforts are designed to direct potential customers into one of our customer acquisition channels, where we qualify the potential customers and attempt to sell them an appropriate level of service to meet their needs.  In order to increase efficiency and effectiveness of our customer acquisition efforts, we focus on controlling initial marketing, sales and installation costs by matching sales representative staffing levels with the number of sales leads, and the size of the technician workforce with available installation volume.  We monitor the net customer acquisition cost across our customer acquisition channels closely, and control both the up-front cash installation investment (all costs, regardless of whether expensed, capitalized, or deferred) and the net investment in new subscribers, which offsets a significant portion of our profit from recurring services in arriving at our operating profit in any given period.

For the last several years, our average up-front cash investment per installation, including amounts expensed and capitalized, has ranged between $1,250 and $1,450.  This amount does not take into account customer down payments, which generally range between $280 and $340 per site.  Including these payments, our net cash cost per new installation in 2007 was approximately $1,100.  Net cash cost per installation does not vary significantly between company-sourced and dealer-sourced subscribers.

Under our standard Protective Service Agreement with residential customers, the customer pays the initial installation fees and is then obligated to make monthly payments for the remainder of the contract’s term.  The standard term for our Protective Service Agreement is three years, at the end of which, the contract automatically rolls over for an additional period unless cancelled by either party.  The roll-over period is one year, except in six states where state law requires a roll-over period of one month.  Customers may not terminate the contract prior to the end of its term.  If a customer attempts an early termination or is otherwise in default we have the right under the contract to receive from the customer an amount equal to all remaining monthly payments.

The customer acquisition process in our Brink’s Home Technologies (“BHT”) operation differs from our traditional customer acquisition model.   Working directly with major national, regional and local home builders, BHT markets and installs residential security systems, as well as a variety of low-voltage security, home networking, communications and entertainment options, into homes under construction.  BHT currently does business with eight of the top ten residential home builders in the United States. The BHT activation process consists of three phases: the “pre-wire” phase of early construction wiring for security systems, and potential non-security low-voltage applications in certain markets; the “trim-out” phase when security system (and in some cases other low-voltage) components are installed in the house as it nears completion; and activation of monitored security service contracts with initial homeowners. In 2007, BHT accounted for 7% of our new subscribers, and conducted operations in 22 markets located across the United States.

Once we have acquired a customer, we then strive to keep customer service and monitoring costs as low as possible without detracting from being able to provide high-quality service levels.  As our cash break-even point is generally not reached until sometime during the fourth year of service, we focus strongly on providing consistent high-quality service at all “customer touch points.”

We have reported strong growth in revenues and operating profit for several years due to our ability to attract and retain customers through brand reputation and quality service while operating as efficiently as possible consistent with the desired level of service.  We believe customer retention is driven by our disciplined customer selection practices and our provision of high customer service levels.  In order to obtain customers who are less likely to disconnect, we seek to attract customers with solid credit scores and the willingness to pay reasonable up-front fees.  Once there is agreement to install a monitored alarm system, we provide a high-quality installation followed by continuing high-quality customer service and alarm monitoring.  We believe our disconnect rate benefits from consistently following this strategy.  We have retained many customers for fifteen years or more, and we still have customers who have been with us since we began operations 25 years ago.

We believe that the performance of the U.S. economy may affect our performance, particularly our ability to attract new customers and grow our business.  However, we believe this effect is not as significant as it is for industries with close ties to national economic performance.  We have not observed a noticeable negative impact to our financial results of operations in prior economic slowdowns, but that does not preclude any future slowdown from having a negative effect on our performance.

We believe that household moves, whether involving newly constructed housing stock or existing homes, drive more than 50% of our new customer volume in any given year.  Therefore, near-term growth in our subscriber base, and hence longer-term growth in profit from recurring services, can be influenced by the overall state of the North American housing market.

Trends, Risks and Uncertainties of Our Business

Publicly traded company.  After the spin-off, we will operate as a separate publicly traded company.  We will incur additional costs to be able to function as a public company and our management will have demands on their time that were not present when we operated as a wholly owned subsidiary of Brink’s.  In addition, we will establish new administrative business functions, and there is a risk that these administrative functions will not operate as well as the services that were provided by Brink’s.  We currently estimate the annual incremental cost of operating as a separate company to range from $8 million to $10 million; however, other than short-term transition services charges, which are not expected to be material, we will no longer incur an allocated corporate expense charge from Brink’s, which was $8.0 million in 2007.

Rebranding.  After separating from Brink’s, we will be required to develop and market a new brand.  There is uncertainty in regards to the timing, the duration and the amount of expense to be incurred in the rebranding.  We anticipate an incremental investment that ranges from $100 to $150 million will be spread out over a minimum of two years after the rebranding effort commences.  These estimates are dependent on strategic marketing decisions that will be made during the development and rollout of the new brand.

As part of the rebranding effort, we will communicate with our customers regarding our conversion to a new brand name.  There is some risk that our disconnect rate could increase as a result of rebranding.

Besides the cost of the rebranding effort, there is a risk that the new brand will not be able to attract prospective new customers as effectively as the Brink’s brand historically has.  This could reduce our installation growth rate compared to what we have experienced in our past, and lower installation volume could reduce the future growth rates in operating profit and net income.  To counter the effects of lower marketing and sales effectiveness, we may have to advertise more in the future, which could also reduce our operating margins.

Market size and future.  We believe, based on a report from IMS Research and United States Census Bureau statistics, that 17% to 22% of U.S. households currently have security systems.  There is uncertainty as to what the ultimate penetration rate of security systems in U.S. households may be; however, we believe that there is still significant opportunity for growth in almost all geographic markets.

U.S. economy and home sales.   Growth in the U.S. economy has slowed recently, and activity in the new and resale housing markets has been shrinking.  Our new installation growth rate slowed during 2007 and our installations in the first quarter of 2008 were lower than in the first quarter of 2007.  Our long-term revenue growth rate depends on installations exceeding our disconnects, and if the housing market downturn is prolonged, our revenues may not grow at the same rate as in the past.  We have selectively increased advertising expense to attempt to counter the effects of the housing downturn, but there is no assurance how effective this will be in the future.  Our BHT activity in particular is dependent on new housing construction, and future new housing production is very difficult to predict given current disruption in the credit markets and overall economic conditions.

Technology.  The majority of our security systems installed in customers’ homes use traditional fixed-line telecommunications to transmit alarm signals to our monitoring centers.  We believe that fixed-line telecommunications technology is the most reliable technology currently available for transmitting security system data.  There is a growing trend in our market for customers to exclusively use cell-phone or internet communication technology in their homes.  While we currently can provide the capability for our customers to use these alternative communications technologies to transmit alarm signals, these services are currently not as reliable as traditional fixed-line telephone service.  Communication reliability is important to our long-term business model.

Competition.  Our industry is competitive.  We compete with a number of national, regional and local providers of security services.  Our competitors may be able to take advantage of our rebranding transition to increase their market share, and potentially to attract some of our current customers to their service.

Summary of Our Results

	Years Ended December 31,			% change		Six Months Ended June 30,		% change
(In millions)	2005	2006	2007	2006	2007	2007	2008	2008
						(unaudited)	(unaudited)

Revenues	$392.1	$439.0	$484.4	12%	10%	$234.1	$261.7	12%

Costs and Expenses:
Cost of revenues	239.4	259.1	271.9	9	5	131.2	142.8	9
Selling, general and administrative expenses	99.4	118.1	144.3	19	22	67.1	72.8	8
Total costs and expenses	338.8	377.2	416.2	11	10	198.3	215.6	9
Other operating income, net	3.8	1.4	4.8			3.4	0.4
Operating profit	$57.1	$63.2	$73.0	11%	16%	$39.2	$46.5	19%

Other Information
Profit from recurring services (a)	$141.0	$151.2	$168.9	7%	12%	$85.3	$97.9	15%
Investment in new subscribers (b)	(83.9)	(88.0)	(95.9)	5	9	(46.1)	(51.4)	11
Operating profit	$57.1	$63.2	$73.0	11%	16%	$39.2	$46.5	19%

Monthly recurring revenue (c)	$29.1	$33.1	$37.2	14%	12%	$35.1	$39.3	12%
Depreciation and amortization (d)	58.1	67.6	77.7	16	15	37.6	42.4	13
Impairment charges from subscriber disconnects	45.2	47.1	50.4	4	7	24.3	24.7	2
Amortization of deferred revenue (e)	(29.5)	(31.2)	(34.2)	6	10	(16.7)	(20.0)	20
Deferral of subscriber acquisition cost (current year payments) (f)	(22.9)	(24.4)	(23.8)	7	(2)	(12.1)	(12.1)	-
Deferral of revenue from new subscribers
(current year receipts) (g)	40.7	44.9	47.4	10	6	24.2	23.6	(2)

Capital expenditures:
Security systems	$(138.3)	$(150.1)	$(165.2)	9	10	$(82.7)	$(85.6)	4
Other (h)	(23.9)	(13.8)	(12.6)	(42)	(9)	(5.2)	(4.5)	(13)
Total capital expenditures	$(162.2)	$(163.9)	$(177.8)	1%	8%	$(87.9)	$(90.1)	3%

(a)
Reflects operating profit generated from the existing subscriber base including the amortization of deferred revenues.  This non-GAAP measure is discussed below under the caption “–Key Performance Measures–Profit from Recurring Services and Investment in New Subscribers.”

(b)
Primarily marketing and selling expenses, net of the deferral of subscriber acquisition costs (primarily a portion of sales commissions and related costs) incurred in the acquisition of new subscribers.  This non-GAAP measure is discussed below under the caption “–Key Performance Measures–Profit from Recurring Services and Investment in New Subscribers.”

(c)	This non-GAAP measure is discussed below under the caption “–Key Performance Measures–Monthly Recurring Revenue.”
(d)	Includes amortization of deferred subscriber acquisition costs.
(e)	Includes amortization of deferred revenue related to active subscriber accounts as well as recognition of deferred revenue related to subscriber accounts that disconnect.
(f)
Includes cash payments for incremental sales compensation, fringe benefits and related costs that are directly attributable to successful customer acquisition efforts and that are deferred and recognized over the expected life of the customer relationship.

(g)	Includes cash receipts from new subscribers, including connection fees and equipment installation fees that are deferred and recognized over the expected life of the customer relationship.
(h)
Other capital expenditures include the construction costs and equipment purchased for the Knoxville, Tennessee facility ($7.4 million in 2005 and $6.1 million in 2006), which became operational in early 2006.  Other capital expenditures also include $10.2 million in 2005 for the purchase of our headquarters in Irving, Texas, which was formerly leased.

 Revenue.  Major components of our revenue include contractual monitoring and service revenues, non-refundable installation fees, including connection fees and additional equipment installation fees, sales of equipment without an extended contractual relationship, and other services.  A substantial majority of our revenues result from recurring contractual monitoring and service revenues.  See “—Key Performance Measures—Monthly Recurring Revenue,” below.

Cost of Revenues.  Cost of revenues generally relates to the cost of providing monitoring service and includes the costs of monitoring, field service operations, and costs of equipment and labor charges to install alarm systems, closed circuit television systems, fire alarms and card access control systems, net of costs capitalized.  Cost of revenues also includes depreciation and amortization expense related to security system assets and related deferred costs, as well as impairment charges resulting from subscriber disconnects.

Selling, General and Administrative Expenses.  Selling expenses include all marketing and selling expenses (other than amortization of deferred selling costs), including employee compensation, benefits and recruiting for our internal sales force, advertising, customer signage, marketing materials and trade show expense.  General and administrative expenses include lease expenses on office space and office equipment, depreciation of owned facilities, telecommunications, costs of debt collection efforts, employee compensation and benefits, professional service fees and other miscellaneous expenses.

Other Operating Income, Net.  Other operating income and expenses have included such items as credits for third-party royalty income earned on sub-licensing of the Brink’s brand name, foreign currency transaction gains and losses and other unusual operating items, such as gains recorded on Hurricane Katrina insurance settlements.

Operating Profit.  Operating profit is the remainder of revenue less cost of revenues, selling and general and administrative expenses, and other income and expense.  Operating profit can additionally be viewed as the profit derived from recurring services minus the cost of the investment in new subscribers.

Capital Expenditures.  Capital expenditures are primarily costs capitalized for security system assets, including the equipment, labor and overhead costs associated with system installations for new subscribers.  A lower amount of capital expenditures are incurred each year for information technology equipment and software upgrades, and for facilities improvements and expansion.

Key Performance Measures

Monthly Recurring Revenue

We use monthly recurring revenue, or MRR, a non-GAAP measure, to evaluate our performance.  We believe the presentation of MRR is useful to investors because the measure is widely used in the industry to assess the amount of recurring revenues from subscriber fees that a monitored security alarm business produces.  This supplemental non-GAAP information should be reviewed in conjunction with our historical combined statements of income.

The following tables reconcile MRR to revenues, its closest GAAP counterpart.

	Years Ended December 31,
(In millions)	2003	2004	2005	2006	2007

Monthly recurring revenue (a)	$23.3	$26.1	$29.1	$33.1	$37.2
Amounts excluded from MRR:

Amortization of deferred revenue (b)	2.0	2.1	3.3	2.5	2.8
Other revenues (c)	2.4	1.8	2.5	2.1	1.6
Revenues on a GAAP basis:
December	27.7	30.0	34.9	37.7	41.6
January – November	282.7	315.6	357.2	401.3	442.8
January – December	$310.4	$345.6	$392.1	$439.0	$484.4

	Six Months Ended June 30,
(In millions)	2007	2008

Monthly recurring revenue (a)	$35.1	$39.3
Amounts excluded from MRR:
Amortization of deferred revenue (b)	3.1	3.4
Other revenues (c)	2.2	1.0
Revenues on a GAAP basis:
June	40.4	43.7
January – May	193.7	218.0
January – June	$234. 1	$261.7

(a)
MRR is calculated based on the number of subscribers at period end multiplied by the average fee per subscriber received in the last month of the period for contracted monitoring and maintenance services.

(b)	Includes amortization of deferred revenue related to active subscriber accounts as well as recognition of deferred revenue related to subscriber accounts that disconnect.

(c)
Revenues that are not pursuant to monthly contractual billings, including revenues from such sources as ad-hoc field service calls, product sales and installation fees not subject to deferral, terminated contract penalty billings for breached contracts, pass-through revenue (alarm permit fees, false alarm fines, etc.) and partial month revenues recognized from customers who disconnected during the last month of the period and are therefore not included in MRR.  This amount is reduced for adjustments recorded against revenue (primarily customer goodwill credits and other billing adjustments), and for the amount included in MRR for new customers added during the last month of the period for those portions of the month for which revenues were not recognized for such customers.

Profit from Recurring Services and Investment in New Subscribers

Profit from recurring services reflects the monthly monitoring and service earnings generated from the existing subscriber base, including the amortization of deferred revenues and net of all general and administrative expenses.  Impairment charges from subscriber disconnects, and depreciation and amortization expenses, including the amortization of deferred subscriber acquisition costs, are also charged to recurring services.  Operating profits from recurring services are affected by the size of the subscriber base, the amount of operational costs, including depreciation, the level of subscriber disconnect activity and changes in the average monthly monitoring fee per subscriber.  We consider profit from recurring services to be an important non-GAAP component of our operating profit.  We believe this component of operating profit allows investors and others to understand the operating income from security systems that have been installed.

Investment in new subscribers is the net expense (primarily marketing and selling expenses) incurred to add to the subscriber base every year.  The amount of the investment in new subscribers charged to income may be influenced by several factors, including the growth rate of new subscriber installations and the level of costs incurred to attract new subscribers, which can vary widely depending on the customer acquisition channel.  As a result, increases in the rate of investment (the addition of new subscribers) may have a negative effect on current operating profit but a positive impact on long-term operating profit, cash flow and economic value.  We consider investment in new subscribers to be an important non-GAAP component of our operating profit.  We believe this component of operating profit allows investors and others to understand the amount of net expenses associated with the installation of new subscribers.

The following table reconciles profit from recurring services and investment in new subscribers to operating income, their closest GAAP counterpart.

	Years Ended December 31,			% change		Six Months Ended June 30,		% change
(In millions)	2005	2006	2007	2006	2007	2007	2008	2008
						(unaudited)	(unaudited)
Profit from recurring services (a)	$141.0	$151.2	$168.9	7%	12%	$85.3	$97.9	15%
Investment in new subscribers (b)	(83.9)	(88.0)	(95.9)	5	9	(46.1)	(51.4)	11
Operating profit	57.1	63.2	73.0	11%	16%	39.2	46.5	19%

(a)	Reflects operating profit generated from the existing subscriber base including the amortization of deferred revenues.

(b)
Primarily marketing and selling expenses, net of the deferral of subscriber acquisition costs (primarily a portion of sales commissions and related costs) incurred in the acquisition of new subscribers.

Subscriber Activity

The steady growth of our subscriber base is crucial to drive MRR expansion as well as to leverage costs of our operations.  The following table summarizes subscriber activity.

	Years Ended December 31,			% change		Six Months Ended June 30,		% change
(Subscriber data in thousands)	2005	2006	2007	2006	2007	2007	2008	2008

Number of subscribers:
Beginning of period	921.4	1,018.8	1,124.9			1,124.9	1,223.9
Installations (a)	167.3	175.0	180.8	5%	3%	91.0	88.8	(2)%
Disconnects (a)	(69.9)	(68.9)	(81.8)	(1)	19	(40.8)	(41.2)	1
End of period	1,018.8	1,124.9	1,223.9	10	9	1,175.1	1,271.5	8
Average number of subscribers	972.8	1,072.5	1,176.1	10%	10%	1,151.9	1,248.9	8%
Disconnect rate (b)	7.2%	6.4%	7.0%			7.1%	6.6%

(a)
Customers who move from one location and then initiate a new monitoring agreement at a new location are not included in either installations or disconnects.  Dealer accounts cancelled and charged back to the dealer during the specified contract term are also excluded from installations and disconnects.  Inactive sites that are returned to service reduce disconnects.  2005 disconnects include approximately 4,700 disconnects experienced as a direct result of Hurricane Katrina.

(b)
The disconnect rate is a ratio, the numerator of which is the number of customer cancellations during the period and the denominator of which is the average number of customers during the period.  The gross number of customer cancellations is reduced for customers who move from one location and then initiate a new monitoring agreement at a new location, accounts charged back to the dealers because the customers cancelled service during the specified contractual term, and inactive sites that are returned to active service during the period.

Installation growth slowed to 3% in 2007, as compared to 5% in 2006 and double-digit growth in prior years.  Installation growth is primarily the result of increased traditional branch installation volume as well as increased installations through the growing dealer network.  Installation growth was hampered in 2007 and 2006 due to sluggish real estate activity in the United States.  Despite slower installation growth rates in 2007 and 2006 as compared to historical levels, the average number of subscribers increased 10% during those years.  This is because the number of installations (180,800 in 2007 and 175,000 in 2006) continued to substantially exceed the number of disconnects (81,800 in 2007 and 68,900 in 2006).  Installations were 2% lower in the first six months of 2008, as compared to the same period in 2007, primarily due to fewer residential installations, which we attribute to the sluggish housing market, partially offset by an 8% increase in commercial installations over the same period last year.  Despite the slower growth rate in the first six months of 2008, the average number of subscribers increased 8% as compared to the same period in the prior year.

The annualized disconnect rate for 2007 increased to 7.0% compared to 6.4% in 2006.  The increase in the disconnect rate in 2007 over 2006 primarily resulted from expiring multi-family housing agreements (0.4% of the 2007 disconnect rate).  In 2005 the annualized disconnect rate was 7.2% (6.7% excluding the effects of Hurricane Katrina).  We have maintained a low disconnect rate in recent years by improving subscriber selection and retention processes.  Household moves are a major driver of disconnects.  The disconnect rate may not materially improve in the future since some disconnects are beyond our control, including customers moving and canceling service.  The annualized disconnect rate for the first six months of 2008 decreased to 6.6% as compared to 7.1% for the same period of 2007.  Disconnect rates have declined as compared to the same periods in the prior year due to the combined effects of an increase in the disconnect rate in the second quarter of 2007 resulting from a technical adjustment to the disconnect statistic, declining household moves as a result of the continued slow housing market and higher account write-offs as compared to the prior year.

We have observed a slowing in the rate of household moves in many regions of the country throughout most of 2006, all of 2007 and continuing into 2008.  Household moves, a primary cause of disconnects, are also a significant contributor to new customer installation volume.  Moreover, further instability in the housing and credit markets could affect our ability to collect receivables from customers.

Results of Operations

2008 Interim Period Compared to 2007 Interim Period

In the following discussion, the term “2008 Period” refers to the six months ended June 30, 2008, and the term “2007 Period” refers to the six months ended June 30, 2007.

Revenues increased $27.6 million or 12% to $261.7 million in the 2008 Period from $234.1 million in the 2007 Period.  The increase was primarily due to an 8% larger subscriber base and 3% higher average monitoring rates, partially offset by a 23% decline in BHT pre-wire and trim-out revenues.  Additionally, $1.8 million of the revenue increase during 2008 was the result of an accounting correction resulting from the process used to recognize deferred revenues (see note 1 to the consolidated financial statements).  The larger subscriber base and higher average monitoring and service rates also contributed to a 12% increase in MRR for June 2008 as compared to June 2007.

Cost of revenues increased by $11.6 million or 9% to $142.8 million in the 2008 Period from $131.2 million in the 2007 Period, which was comparable with the 8% growth of the subscriber base.  A lower growth in impairment charges related to customer disconnects (including a $0.6 million credit recognized in an accounting correction resulting from the process used to recognize deferred subscriber acquisition costs (see note 1 to the consolidated financial statements)) substantially offset higher growth in monitoring, field service and other operating costs.

Selling, general and administrative expenses increased by $5.7 million or 8% to $72.8 million in the 2008 Period from $67.1 million in the 2007 Period.  Spending at rates higher than the growth rate of the subscriber base was incurred in several functional areas, as we continued to invest in developing our capabilities to market, sell and provide customer service across a broader range of products and services for our commercial customers.  In addition, automobile reimbursement costs increased for the sales force.  Selling, general and administrative expenses were 28% of revenues in the 2008 Period compared to 29% in the 2007 Period.  Other operating income, net, was $0.4 million in the 2008 Period compared to $3.4 million in the 2007 Period.  Results in the 2007 Period include a gain of $2.3 million for settlement of property damage and business interruption insurance claims related to Hurricane Katrina.

Operating profit increased $7.3 million or 19% to $46.5 million in the 2008 Period compared to $39.2 million in the 2007 Period due to higher profit from recurring services, partially offset by increased investment in new subscribers.  Higher profit from recurring services in the 2008 Period was primarily due to incremental revenues generated from the larger subscriber base, higher average monitoring rates and a $2.4 million accounting correction to operating profit resulting from the process used to recognize deferred revenues and deferred costs.  Higher investment in new subscribers in the 2008 Period was primarily the result of increased advertising and marketing costs incurred to maintain installation volume, increased compensation expense associated with an increase in the commercial sales force and increased automobile reimbursement costs for the sales force.

Income taxes increased $3.1 million in the 2008 Period compared to the 2007 Period while the effective tax rate increased to 38.6% from 38.1% in the 2007 Period primarily due to an increase in state taxes, partially offset by a benefit from the release of a valuation allowance in our non-U.S. jurisdiction.

In the remainder of 2008, assuming little or no recovery in housing, we believe revenue and operating profit growth should continue to be at least 10% while subscriber growth should be in the high-single-digit percentage range.  We expect to continue to build our commercial alarm installation and monitoring business in 2008, although difficulties are expected to continue in our BHT activities as a result of lower new home production in the United States.  We are, however, seeking to increase market share through expanded relationships with major home builders.  As a result, the investment in new subscribers, on a per new subscriber basis, may grow faster in the future.

We believe that operating profit in 2009 will be affected by higher marketing cost for rebranding, offset by lower royalty expense.  We currently expect the higher marketing costs for rebranding to significantly exceed the reduction in royalty expense over the anticipated minimum two-year period of the rebranding effort.  The reduction in royalty expense will begin on the date of the spin-off, but we will not incur the higher marketing costs for rebranding until we begin the rebranding effort.  Therefore, the net effect of these factors on 2009 operating profit will depend on when we commence the rebranding effort, which has not yet been determined.

2007 Compared to 2006

Our revenues increased $45.4 million, or 10%, to $484.4 million in 2007 from $439.0 million in 2006.  This was primarily due to the larger subscriber base and higher average monitoring rates, partially offset by a decline in BHT pre-wire and trim-out revenues.  The larger subscriber base and higher monitoring rates also contributed to a 12% increase in MRR to $37.2 million for December 2007 as compared to $33.1 million for December 2006.  As a result of the continuing slowdown in the new housing market, BHT pre-wire activity for homebuilders was down more than 32% in 2007 compared to 2006, and monitored activations of security systems in newly completed homes decreased 17%.

Cost of revenues increased $12.8 million, or 5%, to $271.9 million in 2007 compared to $259.1 million in 2006.  This was due to the growth in our subscriber base, which led to higher royalty payments made to Brink’s and growth in other operating costs.  These were somewhat offset by reductions in BHT cost of revenues due to lower activity levels in our BHT channel.

Selling, general and administrative expenses increased by $26.2 million, or 22%, to $144.3 million in 2007 compared to $118.1 million in 2006.  This increase was due in large part to a $10.3 million increase in marketing and related sales costs, as we expanded the size of our commercial sales force and increased our direct-response advertising and other marketing costs in an effort to drive volume in our residential and commercial operations.  In addition, general and administrative expenses increased due to, among other items, increases we recorded to our bad debt reserve, and higher legal costs sustained during the year.  Selling, general and administrative expenses were 30% of revenue in 2007 compared to 27% in 2006.

Other operating income increased by $3.4 million to $4.8 million in 2007 compared to $1.4 million in 2006 primarily due to $2.3 million of insurance settlement gains for final settlement of property damage and business interruption insurance claims related to Hurricane Katrina.  Additionally, we recorded foreign currency transaction gains of $0.9 million in 2007 compared to a loss of $0.1 million in 2006.

Operating profit increased $9.8 million, or 16%, to $73.0 million in 2007 compared to $63.2 million in 2006 due to higher profit from recurring services, which was only partially offset by the increased cost of investment in new subscribers.  Higher profit from recurring services in 2007 was primarily due to increased monitoring and service revenues and cost efficiencies generated from our larger subscriber base.  Higher investment in new subscribers was primarily due to increased installation volume and higher marketing expenses incurred in traditional branch operations, partially offset by lower expenses, net of revenues, in BHT.  The growth of investment in new subscribers in 2007 compared to 2006 was greater than in the prior year comparison primarily as a result of increased advertising.

Interest expense was $1.0 million in 2007, down slightly from $1.4 million in 2006, as our payable to related parties was lower.

Income before income taxes increased $10.2 million to $72.0 million in 2007 compared to $61.8 million in 2006 primarily due to higher profit from recurring services, which was only partially offset by the increased cost of investment in new subscribers as described above.

Provision for income taxes increased by $2.3 million to $27.8 million in 2007 compared to $25.5 million in 2006 due to growth in income before income taxes, partially offset by a reduction in state taxes.

Net income increased by $7.9 million, or 22%, to $44.2 million in 2007 compared to $36.3 million in 2006 due to the combined effects of the above factors.

2006 Compared to 2005

Our revenues increased $46.9 million, or 12%, to $439.0 million in 2006 from $392.1 million in 2005.  This was primarily due to a larger subscriber base and slightly higher average monitoring rates.  These factors also contributed to a 14% increase in MRR for December 2006 compared to December 2005.  As a result of the sharp slowdown in the new housing market in the second half of the year, pre-wire activity for major homebuilders was down more than 10% for the full year.  However, monitored activations of security systems in newly-completed homes increased 7%.

Cost of revenues increased $19.7 million, or 8%, to $259.1 million in 2006 compared to $239.4 million in 2005 primarily due to the effect of our larger subscriber base on royalty payments made to Brink’s and on other operating costs, partially offset by reductions in operating expenses incurred in our BHT operations.  Fuel costs stabilized and copper prices declined during the second half of 2006 from the elevated levels of early 2006, although the costs of both were generally higher throughout 2006 than during much of 2005.  These higher costs did not significantly affect cost of revenues primarily because a large portion of these costs are capitalized as part of the costs of installing security systems at new customer sites.

Selling, general and administrative expenses increased $18.7 million, or 19%, to $118.1 million in 2006 compared to $99.4 million in 2005.  The construction of a second monitoring center in Knoxville, Tennessee, was completed and the facility began operations in the first quarter of 2006.  The Knoxville monitoring center provides additional service capacity for the existing subscriber base, increases capacity to sustain continued growth, and provides enhanced security and disaster recovery capabilities.  As expected, operating the new facility resulted in $9.3 million of additional general and administrative expenses, such as recruiting, training, customer care, utilities, facilities costs and other similar expenses.  Marketing and related sales costs increased $4.5 million or 6% to $76.2 million in 2006 compared to $71.7 million in 2005 as we applied similar marketing strategies during both years.  Selling, general and administrative expenses were 27% of revenue in 2006 compared to 25% in 2005.

Other operating income of $1.4 million in 2006 was lower than $3.8 million in 2005 primarily because 2005 results included a credit of $1.7 million for estimated insurance recoveries related to Hurricane Katrina that offset charges to operating expense in the same amount for damage to property and equipment.

Operating profit increased $6.1 million, or 11%, to $63.2 million in 2006 compared to $57.1 million in 2005 due to higher profit from recurring services, which was only slightly offset by the increased cost of investment in new subscribers.  Higher profit from recurring services in 2006 was primarily due to incremental revenues and cost efficiencies generated from the larger subscriber base, partially offset by initial costs of starting up and integrating the operations of the new Knoxville facility with those of the existing Irving, Texas, facility.  Higher investment in new subscribers was primarily due to increased installation volume.  The growth of investment in new subscribers in 2006 compared to 2005 was less than in the prior year comparison as a result of slower installation growth.

Interest expense of $1.4 million in 2006 was $1.1 million higher than the $0.3 million in 2005 primarily due to an increase in our payable to related parties.

Income before income taxes increased by $5.0 million to $61.8 million in 2006 compared to $56.8 million in 2005 due to the combined effects of the above factors.

Provision for income taxes increased by $4.7 million to $25.5 million in 2006 compared to $20.8 million in 2005 primarily due to an increase in the effective tax rate from 36.6% in 2005 to 41.3% in 2006, as a result of higher state income taxes.

Net income increased by $0.3 million, or 1%, to $36.3 million in 2006 compared to $36.0 million in 2005 due primarily to an increase in operating profit offset by an increase in the effective tax rate.

Liquidity and Capital Resources

Our cash flows from operations includes cash received from monthly recurring revenue and upfront fees received from customers, less cash costs to monitor subscribers and certain costs, principally marketing and indirect selling costs, associated with new customer installations.  Cash used in investing activities is primarily the cash used to install new monitored security sites, including equipment costs and an allocation of labor and overhead of installation technicians.  Cash flows from financing activities are primarily related to distributions and contribution activity with Brink’s.  See note 2 to the consolidated financial statements for a discussion of our ongoing relationship with Brink’s after the spin-off.

Based on our current cash on hand, financing expected to be in place at the distribution date, and current projections of cash flows from operations, we believe that we will be able to meet our liquidity needs for more than the next 12 months.

Summary Cash Flow Information

The following table shows selected information from our statement of cash flows for the periods presented.

	Years Ended December 31,			Six Months Ended June 30,
(In millions)	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Cash flows from:
Operating activities	$119.1	$155.9	$183.7	$90.9	$105.4
Investing activities	(162.2)	(163.9)	(175.8)	(85.9)	(90.1)
Cash flows available for financing activities	(43.1)	(8.0)	7.9	5.0	15.3
Financing activities	45.2	7.2	(7.3)	(4.4)	(14.2)

2008 Interim Period Compared to 2007 Interim Period

In the following discussion, the term “2008 Period” refers to the six months ended June 30, 2008, and the term “2007 Period” refers to the six months ended June 30, 2007.

Operating cash flow increased by $14.5 million to $105.4 million in the 2008 Period compared to $90.9 million in the 2007 Period primarily due to higher operating profit, partially offset by higher working capital usage.  We believe that cash flows from operating activities in 2009 will be affected by higher marketing costs for rebranding, offset by lower royalty expenses.  We currently expect the higher marketing costs for rebranding to significantly exceed the reduction in royalty expense over the anticipated minimum two-year period of the rebranding effort.  The reduction in royalty expense will begin on the date of the spin-off, but we will not incur the higher marketing costs for rebranding until we begin the rebranding effort.  Therefore, the net effect of these factors on 2009 operating cash flow will depend on when we commence the rebranding effort, which has not yet been determined.

Investing cash flows decreased by $4.2 million to $90.1 million in the 2008 Period compared to the 2007 Period primarily as the result of higher capital expenditures.  Capital expenditures were higher than the 2007 Period primarily due to increased capitalized costs per new customer installation resulting primarily from increased employee benefits provided to installation technicians.  Capital expenditures for the full year 2008 are currently expected to range from $185 million to $190 million reflecting an increase in new customer installations and higher average capitalized cost per installation.

2007 Compared to 2006

Operating cash flow increased by $27.8 million to $183.7 million in 2007 compared to $155.9 million in 2006 primarily due to higher operating profit partially offset by higher working capital usage.

Investing activities decreased cash flows by $11.9 million to $175.8 million in 2007 compared to $163.9 million in 2006 primarily as the result of higher capital expenditures as the result of the addition of more new subscribers than in the prior year, partially offset by $2.0 million of insurance proceeds in 2007 from the final settlement of property damage insurance claims related to Hurricane Katrina.

Financing cash flows used $7.3 million of cash in 2007 due to payments to Brink’s as a result of our positive cash flows available for financing activities.  Financing cash flows provided $7.2 million of cash in 2006 as a result of cash received from Brink’s to fund the shortfall of operating activities net of investing activities.

2006 Compared to 2005

Operating cash flows increased by $36.8 million to $155.9 million in 2006 compared to $119.1 million in 2005 primarily due to lower payments to related parties for income taxes, and higher operating profit resulting from growth in the subscriber base.

Investing activities decreased cash flows by $1.7 million to $163.9 million in 2006 compared to $162.2 million in 2005 primarily as the result of higher capital expenditures as the result of the addition of more new subscribers than in the prior year, partially offset by lower capital expenditures for facilities.  Capital expenditures for facilities during these periods include the construction cost and equipment purchased for the Knoxville, Tennessee, facility ($6.1 million in 2006 and $7.4 million in 2005), which became operational in early 2006.  Capital expenditures also include $10.2 million in 2005 for the purchase of BHS’s headquarters in Irving, Texas, which was formerly leased.

Financing cash flows provided $7.2 million of cash in 2006 and $45.2 million of cash in 2005 as a result of cash received from Brink’s to fund the cash shortfall of operating activities net of investing activities in each of those two years.

Principal Debt Obligations

In connection with the spin-off, we intend to enter into a credit agreement (“the Credit Agreement”) that provides for a $75,000,000 revolving credit facility (the “Credit Facility”) provided by a bank group led by JPMorgan Chase Bank, N.A.  A portion of the Credit Facility, up to $15,000,000, may be used to issue letters of credit. Additionally, the facility is expected to have an expansion feature providing an option to increase the commitment by up to $50,000,000, subject to customary conditions.  We intend to use the proceeds of the Credit Facility, as necessary, to support our working capital needs and the growth of our business and for other general corporate purposes.  The Credit Agreement is expected to contain customary terms and conditions, including certain financial covenants, representations and warranties, indemnity provisions and affirmative and negative covenants.  The Credit Facility is anticipated to be unconditionally guaranteed by Brink’s Home Security, Inc. and any of our present or future material domestic subsidiaries.

Borrowings under the Credit Facility are expected to bear interest, at our election, at a rate per annum equal to (a) the alternate base rate (the “ABR Loans”) (which is the higher of (x) the prime rate and (y) the federal funds effective rate plus 0.5%) plus the applicable margin or (b) the adjusted LIBO Rate (the “Eurodollar Loans”) plus the applicable margin.  The applicable margin will likely range from .25% to .75%, in the case of ABR Loans, and 1.75% to 2.25%, in the case of Eurodollar Loans and will be determined in accordance with our leverage ratio.  Interest rate spreads may be decreased in the event our ratio of total indebtedness to EBITDA (each to be defined in the Credit Agreement) does not exceed certain levels to be agreed upon.

Liquidity

Our financial resources have historically been provided mainly by Brink’s, which has managed cash and cash equivalents on a centralized basis.  Upon the separation, we will receive $50 million in cash from Brink’s.  We believe our cash flows from operations will be sufficient to satisfy our future working capital, capital expenditures and financing requirements for the foreseeable future.  Our ability to generate positive cash flows from operations is dependent on general economic conditions, competitive pressures, and other business and risk factors described elsewhere in this information statement.  If we are unable to generate sufficient cash flows from operations, we may be required to seek other financing alternatives.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2007.

	Estimated Payments Due by Period
(In millions)	2008	2009	2010	2011	2012	Later Years	Total

Contractual obligations:
Operating lease obligations	$11.5	$7.5	$3.8	$1.9	$0.4	$—	$25.1
Other long-term liabilities reflected on the Company’s balance sheet under GAAP - workers compensation and other claims	4.1	1.0	0.4	0.2	0.2	0.8	6.7
Uncertain tax positions (a)	1.1	—	—	—	—	—	1.1
Total	$16.7	$8.5	$4.2	$2.1	$0.6	$0.8	$32.9

(a)
We have accrued for uncertain tax positions, pursuant to FASB Interpretation 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS 109, in the amount of $5.7 million in 2007.  Included in the total is $1.1 million expected to be settled within one year.  The expected timing of the cash settlement for the remaining $4.6 million is currently not reasonably estimable.

Contractual royalty obligations

We expect to enter into a transitional Brand Licensing Agreement with Brink’s Network, Incorporated, a subsidiary of Brink’s, which will require us to pay 1.25% of our net revenues for three years following the distribution date, subject to earlier termination under certain circumstances.  We will have the right to terminate the agreement before the end of its three-year term.

Off Balance Sheet Arrangements

We have operating leases that are described in note 6 to the consolidated financial statements.  Certain of these operating leases have residual value guarantees or other terms that cause the agreement to be considered a variable interest.  We use operating leases to lower our cost of financings.  We believe operating leases are an important component of our capital structure.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

We had no changes in or disagreements with our accountants on accounting and financial disclosure with respect to our last three fiscal years.

Quantitative and Qualitative Disclosure About Market Risk

Our operations include activities in the United States and Canada.  These operations expose us to a variety of market risks, including the effects of changes in commodity prices and foreign currency exchange rates.  We monitor and manage these financial and commodity exposures as an integral part of our overall risk management program.

The sensitivity analyses discussed below for the market risk exposures were based on the facts and circumstances in effect at December 31, 2007.  Actual results will be determined by a number of factors that are not under management’s control and could vary materially from those disclosed.

Interest Rate Risk

We will enter into a new revolving credit facility that will bear interest at a floating rate.  As a result, we will be exposed to fluctuations in interest rates to the extent of our borrowings under the revolving credit facility.

Foreign Currency Risk

We have exposure to the effects of foreign currency exchange rate fluctuations on the results of our Canadian operations.  Our Canadian operations use the Canadian dollar to conduct business but our results are reported in U.S. dollars.

We are exposed periodically to the foreign currency rate fluctuations that affect transactions not denominated in the functional currency of our domestic and foreign operations.  We do not use derivative financial instruments to hedge investments in foreign subsidiaries since such investments are long-term in nature.

The following table shows the effects of a hypothetical simultaneous 10% appreciation in the U.S. dollar from year-end 2007 levels against the Canadian dollar.

(In millions)	Hypothetical Effects Increase/(decrease)

Translation of 2007 earnings into U.S. dollars	$(0.2)
Transactional exposures	(0.7)
Translation of net assets of Canadian subsidiary	0.3

Critical Accounting Policies

The application of accounting principles requires the use of assumptions, estimates and judgments which are the responsibility of management.  Management makes estimates and judgments based on, among other things, knowledge of operations, markets, similarly situated businesses, historical trends and likely future changes.  Many assumptions, estimates and judgments are straightforward, while others are not.  Reported results could have been materially different had management used a different set of assumptions, estimates and judgments.

Revenue Recognition

Major components of our revenue include contractual monitoring and service revenues, non-refundable installation fees, including connection fees and additional equipment installation fees, sales of equipment without an extended contractual relationship, and other services.  We follow Staff Accounting Bulletin 104, Revenue Recognition, which requires us to defer certain revenues associated with customer acquisition.

We recognize contractual monitoring and service revenue monthly as we provide services pursuant to the terms of subscriber contracts, which have contract prices that are fixed and determinable.  We assess the subscriber’s ability to meet the contract terms, including payment terms, before entering into the contract.  We generally defer revenues associated with installation fees and recognize them using the straight-line method over the life of the customer relationship, which we estimate to be 15 years.  We recognize revenues associated with the sale of products for which there is no attached extended contractual relationship when the products are delivered.  We recognize revenues from services not covered by the terms of subscriber contracts as those services are rendered.

We immediately recognize in earnings any unamortized balance of deferred revenue resulting from installation fees and the associated deferred cost in the event the related security system asset is disconnected and considered for impairment, as described in “—Deferred Subscriber Acquisition Costs.”

We do not include taxes we collect from customers and remit to governmental authorities in revenues in our consolidated statements of income.

Security Systems Capitalization

We retain ownership of most security systems installed at subscriber locations.  Costs we capitalize as part of security systems that we install using our own employees and subcontractors include equipment and materials used in the installation process, direct labor required to install the equipment at subscriber sites, and other costs associated with the installation process.  These other costs include the cost of vehicles used for installation purposes and the portion of telecommunication, facilities and administrative costs incurred primarily at our branches that are associated with the installation process.  We estimate the capitalized other costs by allocating branch costs between installation activities and service activities.  The portion of costs related to service activities are expensed while the portion of costs related to installation are capitalized.  We evaluate these estimates periodically.  While the relationship between installation and service activities fluctuates, such fluctuations have historically been insignificant and are not expected to materially change in the future.  No corporate general and administrative or overhead costs are capitalized.  In 2007, capitalized costs were comprised of approximately 50% for labor, 31% for equipment and materials, and 17% for other costs.

We acquire ownership of some security system assets from third-party dealers.  We capitalize these security system assets at the contractually determined purchase price.

Deferred Subscriber Acquisition Costs

We incur marketing and selling costs to obtain new subscribers.  Under the guidance of Staff Accounting Bulletin 104, Revenue Recognition, with additional guidance in Statement of Financial Accounting Standard (“SFAS”) 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, we defer certain subscriber acquisition costs, primarily incremental direct selling costs.  Substantially all of deferral subscriber acquisition costs consist of incremental sales compensation and fringe benefits, and referral fees paid which are directly related to successful subscriber acquisition efforts.  The amount of commissions deferred is based on the percentage of successful sales to total sales efforts.  We expense all marketing costs and indirect selling costs as period costs.

For most installations, subscriber acquisition costs are less than deferred installation fees, and are amortized using a straight-line method over the 15 year estimated life of the customer relationship.  We base the estimated life of the customer relationship on our ongoing annual analysis of subscriber and site retention.  When a security system asset is identified for disconnection and possible impairment, we immediately recognize any unamortized deferred subscriber acquisition cost related to that installation.

For subscribers acquired through our BHT activities, there are no deferred revenues.  We defer subscriber acquisition costs in accordance with SFAS 91 for these activities and amortize these deferred costs using a straight-line method over the three-year initial monitoring contract term.  We evaluate recoverability of the deferred acquisition costs by comparing the cost incurred to the expected cash to be received under the initial term of the related monitoring contract less estimated incremental costs to monitor the site.  Because the expected net cash flows from the initial monitoring contract significantly exceed the deferred subscriber acquisition costs, we believe that the deferred subscriber acquisition costs are recoverable.  Deferred subscriber acquisition costs for each BHT activation typically approximate one-third of the minimum contractual revenues from the initial monitoring contract.  Historically, the relationship of deferred subscriber acquisition costs to the expected initial monitoring contract revenues has not changed materially and we do not expect any material change in the foreseeable future.

Long-Lived Asset Valuations

At December 31, 2007, we had net property and equipment of $606.0 million, including $565.5 million related to security systems, and $83.2 million of deferred subscriber acquisition costs.  We review long-lived assets for possible impairment using the guidance in SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets.  Long-lived assets, including security systems, are reviewed for impairment when events or changes in circumstances indicate the carrying value of an asset may not be recoverable.  An impairment is indicated when the estimated total undiscounted cash flows associated with the asset or group of assets is less than the carrying value.  If an impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value.

We record impairment charges for security systems each period in cost of revenues based on the carrying value of security systems estimated to be permanently disconnected during the period.  The carrying value is the actual remaining net book value associated with the security system disconnected.  We estimate the number of permanently disconnected security systems based on the actual disconnects during the period less an estimated number of those sites that will reconnect within a reasonable period in the future.  The estimate of sites that will reconnect within a reasonable period in the future is analyzed and updated on an ongoing basis using actual historical data.  The percentage of disconnected security systems estimated to reconnect was 15% in 2007.  The actual reconnect rate has not fluctuated materially over the past five years.  For the sites that are expected to be reconnected within a reasonable period, the undiscounted cash flows expected to result from the reactivations exceed the carrying value of the security system assets, and accordingly, no impairment is recorded for those assets.  Should the estimate of future reconnection experience materially change, our impairment charges could be affected.

Deferred installation revenues and deferred subscriber acquisition costs are associated with the subscriber relationship as opposed to the underlying physical asset.  The carrying value of deferred installation fees and the associated carrying value of deferred acquisition costs are therefore immediately recognized in the event of subscriber disconnect.

Useful Lives of Security Systems

We depreciate most security system assets using the straight-line method over the 15-year estimated economic useful lives of the assets.  At least annually, we re-evaluate the economic useful life of security systems based upon our ongoing analysis of all pertinent factors, including observation of sites remaining in active service, historical disconnect and reconnect data and assessment of the estimated technological life of the installed systems.  We estimate the economic useful life of these security system assets primarily based on actual observations of the percentage of security system assets that remain in active status as the installed systems age over time.  The percentage relationships have remained relatively stable over time.  We do not expect the percentage relationships to change materially in the foreseeable future.

We depreciate security systems at multi-family locations using the straight-line method over the initial term of the related monitoring contracts, which range from three to ten years.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is our best estimate of the amount of probable credit losses on existing accounts receivable.  We determine the allowance based on historical write-off experience.  We review our allowance for doubtful accounts quarterly.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Recent Accounting Pronouncements

Adopted Standards

We adopted Financial Accounting Standards Board (“FASB”) Interpretation 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS 109 (“FIN 48”), effective January 1, 2007.  This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109, Accounting for Income Taxes.  It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return.  The adoption of this interpretation increased retained earnings at January 1, 2007, by $4.3 million.

We adopted SFAS 123(R), Share-Based Payment, effective January 1, 2006.  Prior to adopting SFAS 123(R), we accounted for participation in Brink’s share-based compensation plans using the intrinsic-value method under Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, as permitted by SFAS 123, Accounting for Stock-Based Compensation, the predecessor to SFAS 123(R).  Under the intrinsic-value method no share-based compensation cost was recognized as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.  SFAS 123(R) eliminates the use of the intrinsic-value method of accounting and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the fair value of those awards.  In addition, SFAS 123(R) requires additional accounting and disclosures for the income tax and cash flow effects of share-based payment arrangements.

We adopted SFAS 123(R) using the “modified prospective” transition method.  Under the modified prospective transition method, we began recognizing share-based compensation costs on January 1, 2006, but did not restate prior periods.  The amount of compensation cost recognized was computed based on the requirements of SFAS 123(R) for share-based awards granted in 2006, and based on the requirements of SFAS 123 for the unvested portion of awards granted prior to 2006.  See note 8 to the consolidated financial statements for more information and for the required pro forma disclosures under SFAS 123 for periods prior to 2006.  The adjustments and disclosures required by SFAS 123 and SFAS 123(R) have been reflected within Brink’s financial statements.  Brink’s then allocates a portion of those expenses to us based on the number of options granted to our officers and employees.

We adopted Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin 108 (“SAB 108”), effective December 31, 2006, which is codified as SAB Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.  SAB 108 requires companies to quantify misstatements using both a balance sheet and an income statement approach (“dual method” approach) and to evaluate whether either approach results in an error that is material in light of relevant quantitative and qualitative factors.  Prior to the adoption of SAB 108, we evaluated errors using only the income statement approach.

We had previously identified that we had been incorrectly applying our accounting policy for recording impairment charges upon subscriber disconnects.  Prior to the adoption of SAB 108, we determined this incorrect application was not material to our financial statements using the income statement approach.  The correction of this application was considered material using the dual method approach due to the impact on the trend of our segment operating profit.  Upon adoption of SAB 108, to correctly apply our accounting policy to subscriber disconnects, we recorded a $3.8 million ($2.4 million after tax) increase to shareholder’s equity in 2006.

We adopted SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R), effective December 31, 2006.  Prior to the adoption of SFAS 158, we accounted for our pension plans under SFAS 87, Employers’ Accounting for Pensions, as previously amended.  SFAS 158 requires companies to recognize the funded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its balance sheet and to recognize changes in funded status through comprehensive income in the year in which the changes occur.  As described in note 2 to the financial statements, we account for our participation in Brink’s plans using the multi-employer approach.  Pension assets and liabilities of Brink’s plans are recorded by Brink’s and have not been recognized by us.  The adoption of SFAS 158 had no effect on our results of operations or financial position.

We adopted SFAS 159, The Fair Value Option for Financial Assets and Liabilities – Including an amendment of FASB Statement No. 115, effective January 1, 2008.  SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value (the “fair value option”).  Unrealized gains and losses, arising subsequent to the election of the fair value option, are reported in earnings.  We did not elect the fair value option for existing assets or liabilities upon adoption.  Therefore, the implementation of SFAS 159 did not have an effect on our results of operations or financial position.

Standards Not Yet Adopted

In September 2006, the FASB issued SFAS 157, Fair Value Measurements.  In February 2008, the FASB issued FASB Staff Position 157-2, Partial Deferral of the Effective Date of SFAS 157, which delayed the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities.  We adopted SFAS 157, effective January 1, 2008, for financial assets and financial liabilities.  SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosure of fair value measurements.  SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing the asset or liability.  The implementation of SFAS 157, as it relates to our financial assets and financial liabilities, did not have a material effect on our results of operations or financial position.  We are currently evaluating the potential impact, if any, on our nonfinancial assets and liabilities.

In December 2007, the FASB issued SFAS 141(R), Business Combinations.  SFAS 141(R) establishes requirements for an acquirer to record the assets acquired, liabilities assumed, and any related noncontrolling interest related to the acquisition of a controlled subsidiary, measured at fair value as of the acquisition date.  We are required to adopt SFAS 141(R) in the first quarter of 2009.  We do not currently expect that the implementation of SFAS 141(R) will have a material effect on our results of operations and financial position.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements.  SFAS 160 amends Accounting Research Bulletin 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary, as well as for the deconsolidation of a subsidiary.  Specifically, SFAS 160 clarifies that noncontrolling interests in a subsidiary should be reported as equity in the consolidated financial statements.  We are required to adopt SFAS 160 in the first quarter of 2009.  We do not currently expect that the implementation of SFAS 160 will have a material effect on our results of operations and financial position.

BUSINESS

General

We market, install, service and monitor security alarm systems throughout North America, serving approximately 1.3 million customers in more than 250 metropolitan areas in all 50 states and two Canadian provinces.  We were founded in 1983 as a subsidiary of The Brink’s Company to address the growing home security market.  We have developed a reputation for reliability and high-quality service by making high-quality and affordable monitored alarm systems widely available to homeowners and businesses.

We believe we are the second largest provider of security alarm monitoring services for residential and commercial properties in North America.  Our primary customers are residents of single-family homes, which compose more than 90% of our subscriber base.  New home construction accounted for approximately 7% of new subscribers in 2007 and approximately 6% of our total customer base.  Our small but growing presence in the commercial market includes more than 60,000 business customers, about 5% of our total customer base.

Our typical security system consists of sensors and other devices that are installed at a subscriber’s residence or commercial location to provide burglar, fire, carbon monoxide and other environmental alarm monitoring and other customer services.  When an alarm is triggered, a signal is sent to one of our two monitoring stations located in Irving, Texas and Knoxville, Tennessee.  Depending upon the type of service specified by the customer contract, operators respond to emergency-related alarms by contacting the customer by telephone or email and, where appropriate, relaying information to local fire or police departments.

Under our business model, we generally make up-front cash investments to install our systems at customer locations and seek to recoup our investment through monthly subscription revenues for the services we provide.  Monitoring services and a large portion of maintenance services are generally governed by three-year contracts with automatic renewal provisions on an annual basis after the initial term has expired.  Our cash break-even point per site is typically reached in less than four years after installation.

For 2007, we reported operating profit of $73 million on revenues of $484 million, resulting in an operating profit margin of 15%.  For the six months ended June 30, 2008 we reported operating profit of $47 million on revenues of $262 million, resulting in an operating profit margin of 18%.  As of June 30, 2008, our MRR was $39 million.  Through 2007, our five-year MRR annual growth rate was 12%, a rate we achieved without acquisitions.  We describe MRR in greater detail and provide a cross reference to revenues, its closest GAAP counterpart, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Measures—Monthly Recurring Revenue.”

Our Competitive Strengths

Strong Heritage with Established Position in the Monitored Security Services Industry

Over the past 25 years we have established ourselves as a premier provider of monitored security services, drawing on our strong heritage, customer relationships and industry reputation.  We have developed a successful model for mass-market, large-scale security companies, consistently delivering attractive margins, organic growth and profitability.  Brink’s Home Security, Inc. ranks number two on the 2007 annual SDM 100, a listing of the largest monitored security service companies in the United States, which is published by a leading trade magazine, SDM.  We have approximately 1.3 million subscribers for our services.  Our significant investment in marketing has created a company that customer surveys show represents strength, security and reliability.  Our reputation and strong market position attracts new subscribers, allowing us to grow our installed base and expand the markets that we serve.  As we transition from the Brink’s Home Security, Inc. name to a new brand, we intend to invest appropriately and leverage our stable installed base and marketing expertise to build on our position as a premier security company.

Superior Execution and Operational Performance

We have developed high-quality, high-volume processes geared towards acquiring customers and serving them in a consistent, reliable fashion, thereby creating a more loyal customer base.  Our consistency and scale allow us to deliver industry-leading service quality, while maintaining low-cost operations.  We accomplish this through strong recruiting and training programs for professional telemarketing sales representatives, direct sales consultants, field technicians, monitoring operators and customer care specialists.  Our direct response marketing expertise combines national television advertisements, internet advertisements, direct mail and yellow page advertisements to drive a consistent brand image while targeting new prospective customers.  We target prospective customers having characteristics that suggest they would remain customers for a long period of time.  We believe this helps increase customer retention and the length of time our customers will remain subscribers.

Stable Recurring Revenues and Cash Flows

Our customers have contractual agreements with us to provide ongoing monitoring and other services, which generate predictable revenue streams.  Our MRR was $39.3 million as of June 30, 2008.  Monitoring services and a large portion of maintenance services are generally governed by three-year contracts with automatic renewal provisions on an annual basis after the initial term has expired.  The stability of our customer base is demonstrated by our low customer attrition rates, ranging from 6.4% to 7.2% annually over the last five years.  The predictability of our revenues and our strong customer retention have enabled us to generate stable cash flow from operations, which we use to invest in growth of our customer base.

Favorable Long-Term Growth Opportunities

We continue to experience strong revenue and operating profit growth due to demand for our broad range of high-quality security systems and services.  We believe that there are considerable opportunities to increase revenue from our existing residential and commercial base through system upgrades and additional service offerings.  The monitored security services market is large.  Based on reports from IMS Research, Barnes Reports and internal estimates, we believe the North American market for electronic security system sales, leasing, installation, monitoring and service was approximately $14 billion in 2007.  Further, we believe, based on a report from IMS Research and United States Census Bureau statistics, that only 17% to 22% of U.S. households currently have security systems.  These market dynamics provide significant room for subscriber growth through increased penetration of the residential market.  In the commercial market, regulators and the insurance industry, as well as newer technologies at lower costs, are driving steady market growth.  Our customer acquisition model has allowed us to generate strong historical growth rates and positions us well to capture future growth in the market, driven by a set of complementary sales channels including inbound and outbound call centers, direct sales, authorized dealers and business alliances.  We have leveraged these channels to generate our average annual revenue growth of 11% during the last five years without having made any acquisitions.  We are continually investing in enhanced offerings that will better position us to serve an expanded commercial base.

Broad North American Footprint

We market, install, service and monitor security alarm systems throughout North America, covering more than 250 metropolitan areas in all 50 states and two Canadian provinces.  Our branch operations include 68 locations with each branch providing sales, installation and support services.  We also maintain a successful authorized dealer program to expand geographic coverage and leverage national advertising.  The North American monitored security alarm industry is highly fragmented and includes over 14,000 local and regional service providers, but few have the benefits of our national scope.  Our broad footprint provides us with a number of advantages, including significant brand awareness and economies of scale.  Our footprint also allows us to retain and service customers who relocate periodically and to attract commercial firms with multiple locations throughout our large coverage area.

Dedicated Focus on Monitoring and Customer Care

We believe we have achieved superior levels of customer satisfaction and retention by providing a high-quality service focused on rapid response and an outstanding customer experience.  We train our employees to provide high-quality service through prompt handling of calls and quick and effective resolution of most subscriber issues.  We use a customized information system that quickly and accurately provides our customer care specialists with technical and administrative information regarding customers and their security systems, including detailed account and site history.  This system helps us protect our customers’ lives and property, and drives customer satisfaction and retention, which decreases customer churn and improves profitability.  We are able to respond efficiently with our state-of-the-art monitoring centers that provide fully redundant 24-hour monitoring services, seven days a week.  We have received awards for our monitoring and customer service, including five consecutive years of recognition by J.D. Power and Associates as delivering “An Outstanding Customer Service Experience” for call center operation and customer satisfaction excellence.

State-of-the-Art Facilities and Technology Platform

We have built one of the most reliable integrated technology platforms in the security industry.  We select and install high-quality security system components, which communicate with a centralized monitoring database housed in our state-of-the-art monitoring facilities.  This database allows monitoring operators to provide critical alarm information to customers and emergency response agencies in a highly efficient manner.  Through this platform, we can remotely service a variety of customer requests without the necessity of a service trip to the site by a field technician.  The large majority of our customers are currently supported by this uniform technology platform, which allows rapid troubleshooting by customer care representatives and consistent technical support.

Experienced Management Team

Our senior management team of nine individuals has an average of approximately ten years of experience in the monitored security services industry and has successfully grown our customer base, enhanced our service offerings and improved our financial performance.  Our executive officers have the proven track record and experience necessary to execute our business strategies.

Our Strategy

        Our mission is to create Customers For Life by providing premium alarm monitoring solutions for the North American residential and commercial markets.  We are pursuing the following disciplined growth strategies to attain this goal.

●
Grow our residential subscriber base and recurring revenues.  We will seek to accomplish this through continued refinement of existing and new customer acquisition channels.  In the past five years we have grown our subscriber base from 0.8 million in 2002 to 1.2 million in 2007 without acquisitions.  Given the existing level of market penetration (which we estimate to be 17% to 22% of U.S. households and 12% to 17% in Canada) and the fragmented nature of the industry, we believe that there is a significant amount of growth yet to be captured.  Due to our strong reputation, our premium offering, and our national footprint, we believe that we are well positioned to capitalize on this growth.

●
Develop our light and mid-market commercial monitoring business.  We will increase investment in direct sales efforts and the development of enhanced security solutions for our commercial monitoring business.  We have demonstrated that our high-volume model can be translated into the light-commercial security market (such as quick serve restaurants, small retail stores and small professional offices).  We believe that by providing an increasing array of services (such as intrusion, fire, video surveillance and access control), our skills in securing and monitoring can be adapted to satisfy larger and more sophisticated mid-market commercial customers.

●
Expand recurring revenue per customer.  We believe we can achieve this expansion through value-added services for both residential and commercial customers.  These services, such as environmental protection monitoring (including smoke and carbon monoxide detection) and internet or cellular communication with our service centers, provide additional value to our customers.

●
Maximize customer life-cycles.  We intend to continue organizing our operations around maximizing the full life-cycle value derived from each customer through (a) upfront recruitment and selection of a quality customer base and (b) maintenance of our high customer retention rates through continued improvement of our monitoring and customer care quality.  We believe our strategy of providing premium security equipment, implementing state-of-the-art technology and investing in the development of our employees will continue to generate a consistent, high-quality customer experience.

●
Improve productivity.  We will seek to drive productivity improvements by continuing to enhance our efficiency in all high-volume processes, including sales center response, sales calls and site visits, installation, service and inbound and outbound call center activities.

●
Selectively pursue acquisitions.  We may selectively pursue acquisitions in both the residential and commercial security markets to add subscribers to our existing base and to bring in new assets and capabilities that support our growth strategy.  As a stand-alone company with direct access to the capital markets, we will be better positioned to pursue acquisition growth opportunities that supplement our continued organic growth and further diversify our product portfolio.

Services and Products

We offer the following services to our customers.

●	Intrusion monitoring – Communication of burglary and panic alarm signals to the customer and the appropriate emergency agency.

●	Fire and environmental monitoring – Communication of fire alarm signals and carbon monoxide, water and temperature alerts to the customer or appropriate emergency agency.

●	Wireless communication of alarm signals – Provision of alternate methods of alarm signal communication, both primary and backup, to the monitoring center.

●	Extended service plans – Provides additional coverage of service labor charges for certain equipment repairs.

●	Open and close reporting – Provides customer access to individual user activity at each location via a web interface.

●	Fire alarm testing and inspection – Provides periodic testing and maintenance services for commercial fire alarm systems.

Typically, customers subscribe to intrusion monitoring services for payment of a basic, periodic monitoring fee.  They can layer on one or more of  the other services listed above for additional fees.  Alarm signal transmission relies primarily on the use of customer-provided standard fixed-wireline telephone service.  Our monitoring centers can also receive alarm signals from customer provided Digital Subscriber Lines (“DSL”), fiber communication and Voice over Internet Protocol (“VoIP”) telephony.

Under our standard Protective Service Agreement with residential customers, the customer pays the initial installation fees and is then obligated to make monthly payments for the remainder of the contract’s term.  The standard term for our Protective Service Agreement is three years, at the end of which, the contract automatically rolls over for an additional period unless canceled by either party.  The roll-over period is one year, except in six states where state law requires a roll-over period of one month.  Customers may not terminate the contract prior to the end of its term.  If a customer attempts an early termination or is otherwise in default we have the right under the contract to receive from the customer an amount equal to all remaining monthly payments.

While we generally retain ownership of the equipment used in our monitoring services, we do sell certain products that can be installed along with our monitoring systems.  We sell these products either to commercial customers or to residential customers, mainly through our BHT distribution channel, through which we partner with leading construction firms to have our monitoring systems installed in newly constructed homes.  Although the revenue earned from these product sales have historically been only a small portion of our overall revenue, we expect the revenue from these products to grow in the future, particularly once significant growth in the home construction market begins again.  The additional products we may sell include the following.

●	Video surveillance equipment

●	Access control

●	Commercial fire alarm systems

●	Wiring for home communications networks

●	Home theater systems

●	Intercom

●	Multi-room sound systems

Equipment

We select, install and service high-quality security products including monitored intrusion and fire alarm systems, video surveillance, and access control products.  Our customized control panel is manufactured by a third party to our rigorous specifications.  This robust control panel and its family of related peripheral components is capable of supporting the vast majority of residential applications and a significant number of commercial applications.  We offer a wide variety of high quality intrusion detection sensors, which communicate with our control panel.  These include motion detectors, glass break detectors, and perimeter door and window sensors.

We offer two versions of our home security equipment for installation in the homes of our residential monitoring customers, the standard system and the premium system.  The standard system includes our control panel, standard keypad, two door sensors, a motion detector, a siren and battery backup.  The premium system includes our control panel, premium keypad, three door sensors, a motion detector, a siren and battery backup.  Both systems can be customized to protect larger homes and support intrusion monitoring, fire and environmental monitoring, and wireless communication of alarm signals.  The base system for our commercial customers includes our control panel, premium keypad, two door sensors, a motion detector, a siren and battery backup.  We can customize the commercial package to protect larger businesses and support intrusion monitoring, environmental monitoring, wireless communication of alarm signals and open and close reporting.

We purchase commercial fire alarm panels, video surveillance equipment and access control systems after subjecting them to a thorough evaluation and testing process by our product development group.  We are continually developing new products and services that can be offered to new and existing customers.

Marketing and Sales

Brand

After the spin-off, we intend to invest substantial resources to transfer our brand equity to a new name, based on our position as a premier monitored security service provider with a long history and a strong U.S. footprint.  We will have the right to license from Brink’s Network, Incorporated, a subsidiary of Brink’s, certain trademarks, including trademarks that contain the word “Brink’s”, in the United States, Canada and Puerto Rico during a three-year transition period (subject to earlier termination under certain circumstances) while simultaneously building a new brand identity that we intend to convey many of the same attributes of the Brink’s brand.  The new brand will be built on a consistent message of strength, security and reliability encompassing both residential and commercial clients.

Media and Promotion

We have refined our use of direct marketing channels to generate a high flow of prospective customers.  By combining television advertisements, internet advertisements, direct mail and yellow page advertisements, we are able to derive a consistent level of new prospective customers at a reasonable marketing cost across the country.  Our “direct response” marketing efforts are designed to guide prospective customers into our centralized inbound telemarketing sales group.  On a localized basis, we participate in many different types of local events to promote the company to prospective customers, including home shows, family expos, retail events, various industry and professional trade shows and chamber of commerce meetings.

Distribution Channels

We have developed a set of complementary distribution channels in both the residential and commercial markets, including:

●	our sales call center (inbound and outbound), which generates sales from prospective customers generated through national marketing efforts and alliance partners;

●	our direct sales force, which generates sales from residential and commercial clients;

●	our authorized dealer network, which cost-effectively extends our reach into new geographies by aligning ourselves with select independent security installers;

●	our home inspection channel, which targets new home owners early in the home buying process;

●	BHT, which targets new-construction home buyers through partnerships with leading home construction firms; and

●	our national account sales team, which generates sales from commercial clients with multiple locations.

We are constantly experimenting with new customer acquisition channels in an effort to drive greater penetration in North American residential and commercial markets without sacrificing customer quality.

Branch Operations

We operate 68 branch locations, and each branch provides sales, installation and service support for a market area defined by specific zip codes.  Most of our security systems are installed and serviced by company-employed technicians.  We occasionally use subcontractors in some markets if demand exceeds internal staffing levels.

Our technical staff of approximately 1,300 technicians provides installation and service from our branch locations.  Our branch offices also provide space for the field sales force.  We staff our branch offices to handle a steady flow of sales opportunities, installations and service calls.  We coordinate staffing of sales and technical personnel at individual branch locations, based on near-term activity forecasts for each market.

We employ a large professional direct sales staff that conducts security consultations in both homes and businesses.  We have over 600 sales consultants, each of whom goes through a comprehensive centralized training class and field training curriculum prior to conducting customer sales presentations.  Sales consultants typically spend up to two hours customizing a security solution for an individual customer.  During this process, customer referrals can be identified for future prospective customers.

Dealer Operations

To expand geographic coverage and leverage national advertising, we operate an authorized dealer program.  In 2007, the dealer program accounted for 20% of new customer installations, 11% of the subscriber base and 10% of revenues.  At year-end, approximately 150 dealers doing business in all 50 states were authorized to participate in the program.  Dealers install equipment and initiate service for both residential and commercial customers.  All BHS dealers are required to install the same type of equipment installed by our branches and are required to adhere to the same quality standards.

We provide dealers with a full range of services designed to assist them in all aspects of their business including forwarding sales opportunities, sales training, detailed weekly account summaries, sales support materials and assistance with negotiating discounts on security system hardware and installation supplies purchased through our third-party distributor.  We also provide comprehensive on-line account access.

We purchase security system installations and related monitoring contracts from our dealers.  We conduct thorough due diligence on each dealer to ensure reliability and consistently high-quality installations.  Subscribers secured by our dealers are geographically diversified and are primarily single-family homeowners.  Approximately 6% of 2007 dealer installations were in commercial businesses.

We typically have a right of first refusal to purchase sites and related customer relationships sold by authorized dealers, but are not obligated to acquire these sites.  Subscriber contracts are typically three years in duration and generally have automatic renewal provisions.  If a contract is canceled during an initial guarantee period, the dealer must compensate us for the lost revenue stream by either replacing the site and contract or by refunding the purchase price.  To help ensure the dealers’ obligations, we typically withhold a portion of the purchase price for each site and contract that we purchase.

Monitoring Facilities

Our monitoring facilities are located in Irving, Texas, and Knoxville, Tennessee.  Both facilities hold Underwriters’ Laboratories (“UL”) listings as protective signaling services stations.  UL specifications for monitoring centers cover building integrity, back-up computer and power systems, staffing and standard operating procedures.  Many jurisdictions have laws requiring that security alarms for certain buildings be monitored by UL-listed facilities.  In addition, a UL listing is required by insurers of certain commercial customers as a condition of coverage.

Our monitoring facilities operate 24 hours a day on a year-round basis.  The facilities employ communications and computer systems that prioritize and route incoming alarm signals to monitoring operators in either facility.  Monitoring operators use a customized computer system to determine the nature of the alarm signal and to identify the customer by name and location.  Our system automatically processes non-emergency administrative signals, which can be generated by a variety of conditions including test signals, low batteries and customer-initiated alarm cancellations.  Depending upon the type of service specified by the customer contract, operators respond to emergency-related alarms by calling the customer by phone and relaying information to local fire or police departments.  Other actions may be taken as appropriate.

In the event of an emergency at one of our two monitoring facilities (i.e., fire, tornado, major interruption in telephone or computer service, or any other event affecting the functionality of the facility), all monitoring operations can be undertaken by the other facility.  If additional operators are required in an emergency situation, employees assigned to other departments at each facility are cross-trained to assist in handling monitoring signals.

Customer Care

We believe we have achieved high levels of customer satisfaction and retention by directly controlling customer and technical service.  Customer care specialists answer non-emergency telephone calls regarding service, billing and alarm activation issues.  Our two monitoring centers provide telephone and internet coverage 24 hours a day on a year-round basis.  To ensure that technical service requests are handled promptly and professionally, all requests are routed through our customer contact centers.  Customer care specialists help customers resolve minor service and operating issues related to security systems.  In many cases, the customer care specialist is able to remotely resolve technical issues.  When an issue cannot be resolved by the customer contact center, our specialists schedule a field technician service appointment during the same phone call.

Our employees are trained to provide high-quality service through prompt handling of calls and quick resolution of most subscriber issues.  We use a customized information system that quickly and accurately provides our customer care specialists with technical and administrative information regarding customers and their security systems, including detailed account and site history.  This system enables us to resolve most customer issues in one telephone call.  Our emphasis on customer service results in fewer false alarms, more satisfied customers, and longer retention rates.  We have also developed web-based automation software that enables a customer easy on-line access to their account information.

Customer Retention

Our annual customer disconnect rate was 7.0% in 2007, and has ranged between 6.4% and 7.2% over the last five years.  We believe we have the highest customer retention rate of the four largest security monitoring companies in North America based on an article in SDM and the public filings of these competitors.  Our success in retaining customers is driven in part by our discipline in accepting new customers with generally stronger credit backgrounds, and by providing high-quality equipment, installation, monitoring, and customer service.  Additionally, in order to enhance customer service and customer loyalty, our system control panel and keypads are designed to be user-friendly and to minimize false alarms.

Our disconnect rates are typically higher in the second and third calendar quarters of the year because of the normal increase in residential moves during summer months.  Historically, more than 50% of annual gross disconnect activity is caused by household and business relocations.  Another 20% to 30% of disconnects occur for financial reasons, including accounts disconnected for non-payment.

The strength of our economic model is highly dependent on customer retention, and we believe that our consistently low annual disconnect rates have strengthened our economic returns.

Technology

We utilize a fully integrated, enterprise software solution for our monitoring, customer care, installation, service, billing, sales and marketing functions.  This scalable software allows us to seamlessly process millions of alarm and condition signals each year, perform comprehensive customer care activities (e.g., troubleshooting, billing, alarm history, account updates, panel software downloads), centrally schedule installation and service appointments, and track the market source and disposition of each prospective customer in the selling process.  Each company technician is equipped with wireless computing devices to remotely test and activate each security system brought online.  This workforce automation solution, which is fully integrated with our enterprise software platform, minimizes our manual processes and streamlines the customer initiation activities.

Industry and Competition

Based on reports from IMS Research, Barnes Reports and internal estimates, we believe the North American market size for electronic security system sales, leasing, installation, monitoring and service was approximately $14 billion in 2007.  The electronic security market remains a large industry well-positioned for future growth and continued profitability.

Factors driving industry growth for the residential security market include such things as heightened security awareness, an aging population and new and existing home sales.  Growth in the commercial security market is expected to be driven by increased demand for systems integration services, the increasing demand for the convergence of physical and electronic security services, increased availability of security systems at lower prices, and increased spending for advanced security solutions, particularly within the government sector.

The North American alarm monitoring market remains fragmented, with over 14,000 local and regional service providers with limited footprints and greater than 40% of the U.S. alarm monitoring market composed of companies with sales under $2 million.  Low existing penetration rates of monitored home alarm systems (which we estimate to be 17% to 22% of U.S. households and 12% to 17% in Canada) present a significant opportunity for growth in this industry.

We believe our competitors with national scope include ADT Security Services, Inc., Protection One, Inc.,  Monitronics International, Inc. and Stanley Convergent Security Solutions.

Success in this market depends on a variety of factors, including company reputation, market visibility, service quality, product quality, monitoring and service fees, installation fees and the ability to identify and solicit prospective customers.  Of these, installation fees and monitoring and service fees are a principal focus of competition.  Several of our significant competitors offer installation fees that match or are lower than ours.  Other competitors charge higher installation fees, but in many cases lower monitoring and service fees.  Overall, we believe our monitoring and service fees are generally comparable to those charged by other major security companies.

Government Regulation and Other Regulatory Matters

Our U.S. operations are subject to various Federal, state and local consumer protection laws, licensing laws, and other laws and regulations.  Our Canadian operations are subject to the national laws of Canada, and the provincial laws of British Columbia and Alberta.  Most states and provinces have licensing laws that apply specifically to the alarm industry.  In certain jurisdictions, we must obtain licenses or permits in order to comply with standards governing employee selection, training and business conduct.

Our business relies primarily on the use of standard fixed-wireline telephone service to transmit alarm signals.  Fixed-wireline telephone companies, the cost of telephone lines, and the type of equipment used in telephone line transmission are regulated by the Federal and state governments.  The Federal Communications Commission and state public utilities commissions regulate the operation and use of wireless telephone and radio frequencies.

Our advertising and sales practices are regulated by the U.S. Federal Trade Commission and state consumer protection laws.  In addition, we are subject to certain administrative requirements and laws of the jurisdictions in which we operate.  These laws and regulations include restrictions on the manner in which we promote the sale of our security alarm services and require us to provide purchasers of our services with rescission rights.

Some local government authorities have adopted or are considering various measures aimed at reducing false alarms.  Such measures include requiring permits for individual alarm systems; revoking such permits following a specified number of false alarms; imposing fines on alarm customers or alarm monitoring companies for false alarms; limiting the number of times police will respond to alarms at a particular location after a specified number of false alarms; and requiring additional verification of an alarm signal before the police response.

The alarm industry is also subject to requirements imposed by various insurance, approval, listing and standards organizations.  Depending upon the type of customer served, the type of security service provided, and the requirements of the applicable local governmental jurisdiction, adherence to the requirements and standards of such organizations is mandatory in some instances and voluntary in others.

Employees

We employ approximately 3,500 people, none of whom is currently covered by a collective bargaining agreement.  We believe our employee relations are satisfactory.  We anticipate that subsequent to the spin-off, Brink’s will provide us with certain services.  See “Certain Relationships and Related Party Transactions—Transition Services Agreement.”

Property and Equipment

We have 68 leased field office facilities located in the U.S. and Canada.  Our headquarters are located in Irving, Texas.  This owned facility houses many administrative and technical support personnel.  Additional administrative personnel are located in portions of three nearby buildings in office spaces that are leased for terms ending in 2010 and 2014.  The primary Irving facility also serves as one of two central monitoring facilities.  We own the second monitoring and service center, which is located near Knoxville, Tennessee.

We lease approximately 1,500 vehicles which are used in the process of installing and servicing our security systems.

We retain ownership of most of the approximately 1.3 million systems currently being monitored.  When a customer cancels monitoring services, we typically disable the system via a software download.  In a limited number of cases, we dispatch a technician to the premises to physically remove the equipment.  When a customer cancels monitoring services because of an impending household move or business relocation, the retention of our equipment intact at the site facilitates the marketing of monitoring services to the subsequent homeowner or business.

Legal Proceedings

We are involved in various lawsuits and claims in the ordinary course of business.  We are not able to estimate the range of losses for some of these matters.  We have recorded accruals for losses that are considered probable and reasonably estimable.  We do not believe that the ultimate disposition of these matters will not have a material adverse effect on our liquidity, financial position or results of operations.

It has come to our attention that, on September 26, 2008 and September 29, 2008, two patent infringement lawsuits were filed against us and numerous other defendants.  These lawsuits have not yet been served and we have not yet completed our evaluation of the claims made against us and, accordingly, we are unable to estimate the range of potential losses (if any) that might result from these matters.  We intend to utilize all available defenses to defend vigorously against these claims.

Former Coal Business

As a subsidiary of Brink’s, we are jointly and severally liable with Brink’s for two kinds of health benefits for employees of Brink’s former coal operations.  First, we and Brink’s are jointly and severally liable for the ongoing provision of postretirement health benefits.  To fund the considerable costs of these benefits, Brink’s established a Voluntary Employees’ Beneficiary Associate trust (“VEBA”).  It is possible that the VEBA may be underfunded, in which case we and Brink’s could be required to provide additional funding.  Second, we and Brink’s are jointly and severally liable to pay certain postretirement health premiums that expire in September 2010.  Brink’s has agreed with us to pay all of this amount.  Although we will continue to be jointly and severally liable with Brink’s for these liabilities and expenses following the spin-off, Brink’s has agreed to indemnify us for any and all costs relating to these liabilities and expenses and its former coal business generally.  Accordingly, we do not expect to incur any liabilities or expenses in relation to Brink’s former coal business.  See “Certain Relationships and Related Party Transactions—Agreements with Brink’s—Separation and Distribution Agreement.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information expected as of October 31, 2008, concerning our directors and executive officers, including a five-year employment history and any directorships held in public companies following the spin-off.

Name	Age	Position with the Company

Robert B. Allen	55	President, Chief Executive Officer and Director
John S. Brinzo	66	Director
Lawrence J. Mosner	66	Director
Carl S. Sloane	71	Chairman and Director
Carroll R. Wetzel, Jr.	64	Director
John S. Davis	52	Senior Vice President – General Counsel and Secretary
Shawn L. Lucht	42	Senior Vice President – Strategy and Corporate Development
Steven E. Neace	49	Senior Vice President – Field Operations
Stacey V. Rapier	44	Senior Vice President – Human Resources
Dwayne R. Sigler	53	Senior Vice President – Marketing
Robert D. Trotter	46	Senior Vice President and Chief Information Officer
Carole L. Vanyo	47	Senior Vice President – Customer Operations
Stephen C. Yevich	53	Senior Vice President and Chief Financial Officer

Robert B. Allen, President, Chief Executive Officer and Director – 55, has served as President of the Company since April 2001 and received the additional title of Chief Executive Officer in September 2008.  Mr. Allen also served as Executive Vice President and Chief Operating Officer of the Company from August 1999 through March 2001.  Prior to joining the Company, Mr. Allen was Executive Vice President – Sales and Marketing for Aegis Communications.  Prior to Aegis, he was Chief Operating Officer for ATC Communications in Irving, Texas, and spent more than 16 years in various management positions with Pepsico, Inc.  Mr. Allen received his Bachelor of Arts degree in Psychology from Dartmouth College and his Masters of Business Administration with concentrations in Finance and Marketing from the University of Chicago.

John S. Brinzo, Director – 66, is the retired Chairman of Cleveland-Cliffs Inc, a supplier of iron ore products to the steel industry in North America, China and Europe. Mr. Brinzo served as Chairman of Cleveland-Cliffs Inc from August 2006 until his retirement in May 2007; Chairman and Chief Executive Officer from June 2005 through August 2006; Chairman, President and Chief Executive Officer from July 2003 through May 2005; Chairman and Chief Executive Officer from January 2000 through June 2003; and President and Chief Executive Officer from November 1997 through December 1999. He is a director of Alpha Natural Resources, Inc., AK Steel Holding Corporation and Delta Air Lines, Inc.  Mr. Brinzo has been a director of Brink’s since 2004 and has resigned from the Brink’s board of directors and will become a director of the Company, in each case effective  immediately upon completion of the spin-off.

Lawrence J. Mosner, Director – 66, is the retired Chairman and Chief Executive Officer of Deluxe Corporation, a company that helps financial institutions and small businesses better manage, promote, and grow their businesses. Mr. Mosner served as Chairman and Chief Executive Officer of Deluxe Corporation from 2000 until his retirement in November 2005. Mr. Mosner has been a director of Brink’s since 2005 and has resigned from the Brink’s board of directors and will become a director of the Company, in each case effective immediately upon completion of the spin-off.

Carl S. Sloane, Chairman and Director – 71, is a private consultant and the Ernest L. Arbuckle Professor of Business Administration, Emeritus at Harvard University, Graduate School of Business Administration. From 2005 to 2006, he served as Co-Chairman of AlixPartners/Questor Funds Holdings, LLC. From 1991 to 2000, he served as the Ernest L. Arbuckle Professor of Business Administration at Harvard University, Graduate School of Business Administration. He is a director of Rayonier Inc. Mr. Sloane has been a director of Brink’s since 1998 and has resigned from the Brink’s board of directors and will become a director of the Company, in each case effective immediately upon completion of the spin-off.

Carroll R. Wetzel, Jr., Director – 64, is a retired investment banker. Mr. Wetzel served as a member of the Board of Directors of Laidlaw International, Inc., a North American transportation services company, from 2003 until it was acquired in October 2007. From 2000 to 2005, he served as Chairman of the Board of Directors of Safety Components International, Inc., a supplier of automotive airbag fabric and cushions and technical fabrics. He is a director of Exide Technologies. He has served as a director of Brink’s during 2008 and has resigned from the Brink’s board of directors and will become a director of the Company, in each case effective immediately upon completion of the spin-off.

John S. Davis, Senior Vice President – General Counsel and Secretary – 52, has served as Senior Vice President – General Counsel of the Company since May 2008.  During the year prior to joining the Company, Mr. Davis was a consultant for Major, Lindsey & Africa.  Mr. Davis also served as Executive Vice President and General Counsel for Carreker Corporation from April 2005 through May 2007.  Prior to Carreker, Mr. Davis was Senior Vice President, General Counsel and Secretary for Dave & Buster’s Inc. for over three years.  Mr. Davis received his JD from the University of Texas School of Law and his bachelor’s degree in Journalism from the University of Texas at Austin.

Shawn L. Lucht, Senior Vice President – Strategy and Corporate Development – 42, has served as Senior Vice President – Strategy and Corporate Development of the Company since May 2008.  Mr. Lucht began his career with the Company in June of 1991.  He has held a variety of management roles of increasing responsibility during his seventeen years with the Company including Vice President – Brink’s Home Technologies and Vice President – Business Development.  Mr. Lucht received both his Bachelor of Business Administration and Masters of Business Administration from the University of Texas at Arlington.

Steven E. Neace, Senior Vice President – Field Operations – 49, has served as Senior Vice President – Field Operations of the Company since March 1996.  Mr. Neace joined the Company in September 1990 and has served in various management capacities within the organization, including:  Branch Manager, Director of Customer Relations and Vice President – National Operations.  Mr. Neace received a Bachelor of Science degree in Business Administration from Arizona State University.

Stacey V. Rapier, Senior Vice President – Human Resources – 44, has served as Senior Vice President – Human Resources of the Company since July 2007.  Ms. Rapier also served as Vice President – Human Resources of the Company from January 2001 to June 2007.  Prior to joining the Company, Ms. Rapier held the position of Vice President of People & Corporate Services for The M/A/R/C Group for two years and Vice President of People Development for AT&T Wireless from 1996 to 1999.  Ms. Rapier received her Bachelor of Science in Business Administration from the University of Kansas.

Dwayne R. Sigler, Senior Vice President – Marketing – 53, has served as the Senior Vice President – Marketing since he joined the Company in May 2000.  Prior to joining the Company, Mr. Sigler served as the Vice President of Marketing for Giant Eagle from 1999 to 2000 and was Vice President of Marketing at GNC from 1996 to 1999.  Mr. Sigler received his Bachelor of Science in Marketing from Pace University and his Masters of Business Administration from the University of Pennsylvania – Wharton School of Business.

Robert D. Trotter, Senior Vice President and Chief Information Officer – 46, has served as Senior Vice President and Chief Information Officer of the Company since July 2007.  Mr. Trotter served as Vice President – Information Technology from September of 2001 through June 2007.  Prior to joining the Company, Mr. Trotter served as the Vice President/CIO for Vartec Telecom from 1998 to 2001.  Mr. Trotter received his BBA in Business Computer Information Systems from the University of North Texas.

Carole L. Vanyo, Senior Vice President – Customer Operations – 47, has served as Senior Vice President – Customer Operations of the Company since September 2001.  Ms. Vanyo joined the Company in May of 1998 as Vice President – Customer Operations.  Prior to joining the Company, Ms. Vanyo was the Director of Customer Care for AT&T Wireless from 1995 to 1998.  Ms. Vanyo received her Bachelor of Science in Business Administration from the University of Arizona.

Stephen C. Yevich, Senior Vice President and Chief Financial Officer – 53, has served as Senior Vice President and Chief Financial Officer of the Company since August 2001.  He joined the Company in May 1998 as Senior Vice President – Finance and also served as Treasurer from February 2000 through June 2008.  Prior to joining the Company, Mr. Yevich was Chief Financial Officer for Communications Expo from 1996 to 1998 and served as Controller for Michael’s Stores from 1988 to 1996.  Mr. Yevich received his Bachelor of Science in Accounting and Business Administration from Washington and Lee University and his Masters of Management with concentrations in Finance and MIS from Northwestern University.

Classified Board

Upon completion of the spin-off, our board of directors will be divided into three classes.  One class will be elected at each annual meeting of shareholders for a term of three years.  The Class I director, whose initial term will expire at the 2009 annual meeting of shareholders, will consist of Mr. Allen.  The Class II directors, whose initial term will expire at the 2010 annual meeting of shareholders, will consist of Mr. Mosner and Mr. Sloane.  The Class III directors, whose initial term will expire at the 2011 annual meeting of shareholders, will consist of Mr. Brinzo and Mr. Wetzel.

Board Independence

For a director to be deemed “independent,” our board of directors must affirmatively determine, in accordance with the listing standards of the New York Stock Exchange, that the director has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us.  In making this determination, our board of directors will adopt a categorical set of standards as part of our Corporate Governance Policies.

Committees of the Board

We will form the following committees following the spin-off.

Audit and Ethics Committee

We will appoint an Audit and Ethics Committee (the “Audit Committee”), in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that will operate under a written charter.  The Audit Committee will, among other things:

●	oversee the integrity of regular financial reports and other financial information we provide to the Securities and Exchange Commission (the “SEC”) or the public,

●	recommend the selection of an independent registered public accounting firm by shareholders at our annual meeting,

●	confer with our independent registered public accounting firm to review the plan and scope of their proposed audit as well as their findings and recommendations upon the completion of the audit, and

●	meet with the independent registered public accounting firm and with our appropriate financial personnel and internal auditors regarding our internal controls, practices and procedures.

The Audit Committee will also oversee our legal and business ethics compliance programs.

The Audit Committee will be comprised of members such that the Audit Committee meets the independence requirements set forth in the listing standards of the New York Stock Exchange and in accordance with the Audit Committee charter.  Each of the members of the Audit Committee will be financially literate and have accounting or related financial management expertise as such terms are interpreted by the board of directors in its business judgment.  None of our Audit Committee members will simultaneously serve on more than two other public company audit committees.  The initial members of the Audit Committee will be Messrs. Brinzo, Mosner and Wetzel and the initial chairman will be Mr. Mosner.

Procedures for Pre-Approval of Audit and Non-Audit Services.  The Audit Committee will adopt procedures for pre-approving certain specific audit and non-audit services provided by the independent registered public accounting firm.  The pre-approved services will be described in detail under three categories: audit and audit-related, tax services and agreed upon procedures.  Requests for services will be reviewed by our Legal Department and Finance Department to ensure that they satisfy the requirements of the pre-approval policy.  The Audit Committee will be provided a detailed update of these audit and non-audit engagements at each regular meeting.

Procedures for Review and Approval of Related Person Transactions.  We will also adopt a policy regarding the review and approval of related person transactions.  In the event that we propose to enter into a related person transaction, the transaction must be recommended to the Audit Committee.  The charter will provide that the Audit Committee is required to review and approve each related person transaction and any disclosures that are required by Item 404 of Regulation S-K.  The Audit Committee will review each related person transaction on a case by case basis.

For purposes of this policy, a “related person transaction” has the same meaning as in Item 404 of Regulation S-K:  a transaction, arrangement or relationship (or any series of related transactions, arrangements or relationships) in which we are, were or will be a participant and the amount involved exceeds $120,000 and in which any “related person” has, had or will have a direct or indirect material interest.

For purposes of this policy, a “related person” has the same meaning as in Item 404 of Regulation S-K: any person who was our director, nominee for director or executive officer during our preceding fiscal year (or an immediate family member of such a director, nominee for director or executive officer) or a beneficial owner of more than 5% of our outstanding common stock (or an immediate family member of such owner).

Compensation and Benefits Committee

We will appoint a Compensation and Benefits Committee (the “Compensation Committee”) that will operate under a written charter.  The Compensation Committee will be responsible for establishing and reviewing policies governing salaries and benefits, annual performance awards, incentive compensation and the terms and conditions of employment for the Chief Executive Officer and each of the other named executive officers.  The board of directors will examine the composition of the Compensation Committee to ensure that its members meet both the independence requirements set forth in the listing standards of the New York Stock Exchange and the requirements of the Compensation Committee charter.  The members of the Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 of the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code).  The initial members of the Compensation Committee will be Messrs. Brinzo, Mosner and Sloane and the initial chairman will be Mr. Brinzo.

Corporate Governance and Nominating Committee

We will appoint a Corporate Governance and Nominating Committee (the “Corporate Governance Committee”) that will operate under a written charter.  The Corporate Governance Committee will oversee our governance and will recommend to our board of directors nominees for election as directors and as senior executive officers, as well as reviewing the performance of incumbent directors in determining whether to recommend them to our board of directors for renomination.  Our board of directors will examine the composition of the Corporate Governance Committee to ensure that its members meet the independence requirements set forth in the listing standards of the New York Stock Exchange and the requirements of the Corporate Governance Committee charter.  The initial members of the Corporate Governance Committee will be Messrs. Mosner, Sloane and Wetzel and the initial chairman will be Mr. Wetzel.

It will be the responsibility of the Corporate Governance Committee to recommend to the board of directors any changes in compensation of our directors.  Our board of directors will make the final determination with respect to director compensation.  The Corporate Governance Committee will consider whether directors’ independence may be jeopardized if director compensation and perquisites exceed customary levels, if we make substantial charitable contributions to organizations with which a director is affiliated, or if we enter into consulting contracts with (or provide other indirect forms of compensation to) a director or an organization with which the director is affiliated.

The Corporate Governance Committee will annually review the compensation of our directors.  Our Human Resources Department will provide support to the Corporate Governance Committee in this review process.  In addition, the Corporate Governance Committee may engage an outside compensation consultant to review our director compensation.

Director Nominating Process

We have adopted Corporate Governance Policies that contain information concerning the responsibilities of the Corporate Governance Committee with respect to identifying and evaluating director candidates.

The Corporate Governance Committee’s charter provides that the Corporate Governance Committee will consider director candidate recommendations by shareholders.  Shareholders would submit any such recommendations for the Corporate Governance Committee through the method described below under “—Communications with Non-Management Members of our board of directors.”  Our bylaws will provide that any shareholder of record entitled to vote for the election of directors at the applicable meeting of shareholders may nominate persons for election to our board of directors, if such shareholder complies with the applicable notice procedures.

The Corporate Governance Committee will evaluate all director candidates in accordance with the director membership criteria described in the Corporate Governance Policies.  The Corporate Governance Committee will evaluate any candidate’s qualifications to serve as a member of our board of directors based on the skills and characteristics of individual directors as well as the composition of our board of directors as a whole.  In addition, the Corporate Governance Committee will evaluate a candidate’s business experience, contribution to diversity, international background, the number of other directorships held and leadership capabilities, along with any other skills or experience that would be of assistance to management in operating our business.

The Corporate Governance Committee will employ methods for identifying and evaluating directors.  The Corporate Governance Committee will periodically assess whether any vacancies on the board of directors are expected due to retirement or otherwise and, in the event that vacancies are anticipated, the Corporate Governance Committee will consider possible director candidates.  The Corporate Governance Committee may also use professional search firms to identify candidates based upon the director membership criteria described in the Corporate Governance Policies.

Communications with Non-Management Members of the Board of Directors

Our Corporate Governance Policies set forth a process by which shareholders and other interested third parties can send communications to the non-management members of the board of directors.

Limitation of Liability and Indemnification Matters

As permitted by Virginia law, our articles of incorporation provide that no director or officer shall be liable to us or our shareholders for monetary damages except for liability resulting from willful misconduct or a knowing violation of the criminal law or of any Federal or state securities laws.

Our articles of incorporation require us to indemnify any director, officer, or employee who was or is a party to a proceeding due to his or her status as our director, officer, or employee unless he or she was engaged in willful misconduct or a knowing violation of the criminal law.  We have been informed that in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy and is unenforceable.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

Prior to the spin-off, we have been owned by Brink’s, and so our historical compensation strategy has been primarily determined by Brink’s and the compensation committee (the “Brink’s Compensation Committee”) of its board of directors (the “Brink’s Board of Directors”).  Since the information presented in the compensation tables of this Form 10 relates to fiscal year 2007, which ended on December 31, 2007, this compensation discussion and analysis will describe the compensation programs and decisions of Brink’s and the Brink’s Compensation Committee that are material to understanding the information shown in the tables.  In connection with the spin-off, our board of directors will form its own compensation committee.  Following the spin-off, this new BHS compensation committee will determine our executive compensation strategy.

The BHS executive officers whose compensation is discussed below, and who are referred to as our “named executive officers,” are:

Robert B. Allen – President and Chief Executive Officer

Steven E. Neace – Senior Vice President – Field Operations

Dwayne R. Sigler – Senior Vice President – Marketing

Stephen C. Yevich – Senior Vice President and Chief Financial Officer

Carole L. Vanyo – Senior Vice President – Customer Operations

Executive Compensation Program Overview

The historical compensation packages of our named executive officers consisted of several elements. A description of these elements, and their function within the total compensation program, is shown below.

Element	Description	Function
Base salary	Fixed compensation	Reflects role, responsibilities, skills, experience and performance; encourages retention; provides basic compensation at a level consistent with competitive practices
Annual bonus awards	Key Employees Incentive Plan (“KEIP”): Discretionary amount payable annually in cash	Motivates and rewards for achievement of annual BHS, unit and individual goals

Element	Description	Function
Long-term incentives	Management Performance Improvement Plan (“MPIP”): Performance-based cash incentive, based on achievement of financial performance goals over a three-year period; award targets and goals set annually by the Brink’s Compensation Committee

2005 Equity Incentive Plan:  Brink’s common stock-based equity awards, including options, stock appreciation rights, restricted stock, performance stock, other stock-based awards or any combination thereof, granted at the Brink’s Compensation Committee’s discretion

Encourages executives to increase value of BHS by focusing on profitable growth of BHS as well as other financial indicators that are likely to increase value of BHS

Motivates and rewards for financial performance over a sustained period; strengthens mutuality of interests between executives and Brink’s shareholders; increases retention; rewards Brink’s stock price performance

Special cash bonuses	Discretionary cash bonus awarded in extraordinary and very limited circumstances	Rewards special circumstances, including completion of major projects or tasks beneficial to BHS that are not covered by other compensation programs
Benefits
Deferred compensation and other benefits:  Generally non-performance-based, although the value of deferred compensation is tied to Brink’s stock price; Brink’s matching contributions on amounts deferred; 401(k); frozen defined benefit pension
Provides for current and future needs of the executives and their families; aids in recruitment and retention; strengthens mutuality of interests between executives and shareholders

BHS’s executive compensation package following the spin-off will include the same general elements.  In addition, BHS’s executive compensation package will include change in control agreements that specify certain terms of employment for the named executive officers that will apply in the year following a change in control that occurs after the spin-off but prior to December 31, 2009, and that provide certain compensation and benefits if BHS terminates a named executive officer’s employment other than for cause (as defined in the change in control agreements), death or incapacity (as defined in the change in control agreements), or if the executive terminates his or her employment for good reason (as defined in the change in control agreements) in such year.  Further information about these agreements is provided under “—The Spin-Off—Interests of Certain Persons in the Spin-Off.”

Process for Setting Executive Compensation

The Brink’s CEO, Michael T. Dan, has been responsible for determining the salaries of our named executive officers other than our President, based on recommendations from our President, and the Brink’s Compensation Committee has been responsible for determining the salary of our President, based on recommendations from the Brink’s CEO.  The Brink’s Compensation Committee has also been responsible for establishing and reviewing policies governing BHS annual performance awards, long-term incentive compensation, special cash bonuses, executive benefits and the terms and conditions of employment for our named executive officers.

In performing their responsibilities with respect to executive compensation decisions, the Brink’s Compensation Committee and the Brink’s CEO received information and support from Brink’s Human Resources Department, Brink’s executive compensation consultant and the Brink’s Compensation Committee’s executive compensation consultant.  For 2007, Towers Perrin served as compensation consultant to Brink’s and the Fred W. Cook firm served as compensation consultant to the Brink’s Compensation Committee.

Towers Perrin (1) analyzed competitive levels of each element of compensation for each of our named executive officers, (2) provided information regarding executive compensation trends and (3) advised the Brink’s Compensation Committee and the Brink’s CEO regarding modifications to Brink’s executive compensation program to assist Brink’s in meeting its executive compensation goals.  Towers Perrin prepared a detailed report and analysis that was reviewed by and served as guidance for the Brink’s Compensation Committee and the Brink’s CEO in establishing the compensation of our named executive officers for 2007.  Fred W. Cook conducted a review of Brink’s compensation program and provided guidance on compensation principles and practices.

Factors Considered in Determining Executive Compensation

The Brink’s Compensation Committee has annually reviewed the total compensation, including the components, of each of our named executive officers by reviewing various relevant compensation reports prepared by Brink’s Chief Administrative Officer and, as described above, the compensation consultants.  These reports include the value of Brink’s compensation paid, including base salary, annual and long-term incentive compensation, competitive pay practices and benefits.  The Brink’s Compensation Committee also reviewed tally sheets, the purpose of which was to provide a comprehensive view of our named executive officers’ compensation and a framework for the Brink’s Compensation Committee to determine whether Brink’s executive compensation program was in line with current competitive practices.

The Brink’s Compensation Committee considered a variety of factors in coming to decisions regarding compensation for our named executive officers.  Emphasizing the long-term growth of the BHS business was an important consideration, but not the only one.

Long-term performance focus.  We operate our business to maximize its long-term value.  In particular, we do not sacrifice the long-term growth of the BHS business in favor of unsustainable short-term results.  As a result, the Brink’s Compensation Committee generally structures the compensation program of our named executive officers so that their targeted short-term compensation (salary and annual bonus) is at or near the 50th percentile (or the market median) for similar positions at similar companies, or with data adjusted to account for difference in revenues, included in the market comparison studies conducted by Towers Perrin (the “peer group”) and so that they have an opportunity to earn long-term compensation (long-term cash bonuses and stock options) that can significantly exceed the market median when our long-term growth goals are met.  Therefore, our executives’ aggregate target total compensation (including both short-term and long-term compensation) will be greater than the market median total compensation if their applicable long-term performance goals were achieved.  The Brink’s Compensation Committee does not, however, attempt to structure long-term or total compensation opportunities so as to approach any specific level of pay compared to the peer group.  Peer group comparisons are merely one element of the compensation determination process.  For example, while the short-term compensation of the other named executive officers for 2007 was at or near the market median for similar positions at companies in the peer group, Mr. Allen’s short-term compensation for 2007 was above the market median due to his strong individual performance, including his tenured leadership and his development and implementation of a business strategy that has led to our profitable growth, improved retention of employees and development of the executive staff.

For 2007, Towers Perrin selected a peer group for us that consisted of the 105 companies in Towers Perrin’s “services industry” database.  The BHS positions were compared to similar positions within divisions of such companies, rather than positions at the corporate levels of such companies, because BHS is a division of Brink’s.  Data were adjusted to reflect BHS’s revenues (approximately $500 million). The peer group data contained in the market comparisons were based on 2006 information as updated by Towers Perrin through July 2007.  A complete list of the peer group companies is set forth on the following page.  However, Towers Perrin did not provide the Brink’s Compensation Committee with data regarding the individual companies or divisions of companies in the peer group, only with the aggregate data of the peer group and, to the extent that peer group data was used in setting compensation of our named executive officers in 2007, it was such aggregate data that was used.

Peer Group Companies

Accenture Ltd.
adidas America
Alcatel-Lucent
Alcatel USA, Inc.
American Airlines, Inc.
American Water Works Company, Inc.
AOL LLC
Ann Taylor Stores Corporation
APL Limited
ARAMARK Corporation
AT&T Inc.
Automatic Data Processing, Inc.
Avaya Inc.
BellSouth
Best Buy Co., Inc.
Big Lots, Inc.
Booz Allen Hamilton Inc.
Brinker International, Inc.
Burlington Northern Santa Fe Corporation
Cardinal Health, Inc.
CB Richard Ellis Group, Inc.
CDI Corporation
Cendant Corporation
Charter Communications, Inc.
Cincinnati Bell, Inc.
Clear Channel Communications, Inc.
The Cleveland Clinic Foundation
Comair
Convergys Corporation
Corporate Express US, Inc.
Crown Castle International Corp.
CSX Corporation, Inc.
Cushman & Wakefield Inc.
Denny’s, Inc.
Discovery Communications Inc.
eBay Inc.
Equifax Inc.
Equity Office Management, L.L.C.
Experian Group Limited

Gap Inc.
Gartner, Inc.
The GEO Group, Inc.
G&K Services, Inc.
Haemonetics Corp.
Hawaiian Telecom, Inc.
Home Box Office, Inc.
Health Net, Inc.
Hilton Hospitality, Inc.
HNTB Companies
Houghton Mifflin Company
IAC/Interactive Corp.
IMS Health Incorporated
InterContinental Hotels Group
J.C. Penney Company, Inc.
The Joint Commission
JSJ Corporation
Lincoln Center for the Performing Arts, Inc.
Macy’s Inc.
Marriott International, Inc.
The McGraw-Hill Companies
Medco Health Solutions, Inc.
Media General, Inc.
Meredith Corporation
Merrill
Motorola, Inc.
NCS Pearson, Inc.
Norfolk Southern Corp.
Nortel Networks
Parsons Corporation
ProQuest LLC
QUALCOMM Incorporated
Quest Diagnostics Incorporated
Qwest Communications International Inc.

Robert Half International
Safety-Kleen Holdco Inc.
Safeway Inc.
7-Eleven, Inc.
Shriners Hospitals for Children
Sirius Satellite Radio Inc.
Sony Ericsson Mobile Communications AB
The Sports Authority, Inc.
Sprint Nextel Corporation
The Standard Register Company
Staples, Inc.
Starwood Hotels & Resorts Worldwide, Inc.
Target Corporation
Telephone and Data Systems, Inc.
Time Warner Inc.
Time Warner Cable Inc.
T-Mobile USA, Inc.
Union Pacific Corporation
Unisource Worldwide, Inc.
United Parcel Service of America, Inc.
United States Cellular Corporation
United Stationers Inc.
United Water Resources Inc.
US Investigations Services, Inc.
Valassis Communications, Inc.
Verizon Communications Inc.
Verizon Wireless
Viacom Inc.
The Walt Disney Company
Waste Management, Inc.
Yahoo! Inc.
Yum! Brands Inc.

Performance results.  Brink’s policy has been to provide our executive officers with compensation opportunities that are based upon their individual performance, the performance of BHS and their contribution to that performance.  The Brink’s Compensation Committee has considered these performance factors when approving adjustments to the compensation of our named executive officers.

Many of the Brink’s Compensation Committee’s and the Brink’s CEO’s 2007 executive compensation decisions for our named executive officers, including base salary and long-term incentive opportunities, took into account BHS’s 2006 financial results and other accomplishments achieved.  For the year ended December 31, 2006, BHS recorded strong overall results, including 2006 revenues of $439 million, an increase of 12.0% compared with 2005 revenues, and 2006 operating profit of $100.3 million (without reduction for allocations of certain Brink’s general and administrative expenses and certain brand licensing royalty expenses), an increase of 14.8% compared with 2005 operating profit.

Impact and mix of cash versus non-cash compensation.  The Brink’s Compensation Committee considered both the cost and the motivational value of the various components of compensation.  The Brink’s Compensation Committee determined that current compensation of our executives – base salary and annual bonuses – should be delivered in cash, but that long-term incentive compensation should include a combination of long-term cash incentives and stock-based compensation so that the long-term financial rewards available to our executives were linked to increases in BHS’s value and Brink’s stock price over the long term.  The Brink’s Compensation Committee believed that this aligned our executives’ interests with the economic interests of Brink’s shareholders.

Amount of accumulated or prior year’s compensation.  It was the Brink’s Compensation Committee’s view that an executive’s annual compensation, including long-term incentives, should reflect his or her current and expected future performance and the executive’s contribution to BHS’s and Brink’s current and expected future performance.  While the Brink’s Compensation Committee reviewed the accumulated and outstanding compensation of our executives, there was not a direct relationship between the amounts of realizable or potentially realizable payments and the decisions regarding pay in the current year.

Market competitiveness.  The Brink’s Compensation Committee has periodically reviewed and relied upon competitive market information and reports on executive compensation practices from Towers Perrin regarding competitive pay levels and compensation structures.  As noted above, in setting compensation levels for our named executive officers and other executives, the Brink’s Compensation Committee aimed to provide target short-term compensation that approximates the market median of the peer group.  Individual short-term compensation may have been more or less than the median compensation amount when warranted by individual or corporate performance.  Because of Brink’s view that BHS’s executives should be primarily focused on the long-term growth of BHS, rather than on short-term goals, the Brink’s Compensation Committee aimed to provide our executives with target long-term compensation that is substantially greater than the market median.

Brink’s executive compensation policies have been applied in the same manner to all of our named executive officers, taking into account the relative responsibilities, performance and authority of each named executive officer.  The differences in amounts of compensation for each named executive officer reflect the significant differences in the scope of responsibilities and authority attributed to their respective positions and individual performance.

Executive Compensation Program Components

Our executive compensation program for our named executive officers has consisted of the following elements.

Base Salary

For 2007, the Brink’s Compensation Committee considered the following factors in setting base salary for our President, and the Brink’s CEO, with input from our President, considered the following factors in setting base salaries for each of our other named executive officers:

●	the importance of the particular position to BHS and Brink’s;

●	the executive’s individual performance;

●	the difficulty in replacing the executive;

●	internal alignment considerations;

●	inflation;

●	the market median base salary for comparable positions in companies in the peer group; and

●	the median total compensation for companies in the peer group.

The relative weight given to each factor varied with each position and individual and, for our President, was within the sole discretion of the Brink’s Compensation Committee, and for our other named executive officers, was within the sole discretion of the Brink’s CEO.  Increases in base salaries from 2006 to 2007 ranged from approximately 2% to 4% and were primarily driven by the individual performance of our named executive officers, as evaluated in the discretion of the Brink’s CEO, in the case of our President, and in the discretion of our President, in the case of each of our other named executive officers.  Inflation and comparisons to the market median base salaries for comparable positions in the peer group also played a role in the increases.  Our named executive officers’ 2007 base salaries are shown in the Summary Compensation Table.

We do not currently anticipate making any significant changes to our named executive officers’ base salaries prior to the spin-off.

Annual Bonus Awards

The Key Employees Incentive Plan (the “KEIP”) was designed to provide short-term financial incentives for executives because Brink’s believes their performance in fulfilling the responsibilities of their positions can significantly affect the profitable growth and future prospects of Brink’s.  The KEIP provided an opportunity for our named executive officers to earn additional annual cash compensation based upon the following three performance factors:

●	the named executive officer’s individual performance;

●	the results achieved by the named executive officer’s unit or department; and

●	the results achieved by BHS, including revenue and operating profit levels, cash flow, safety and security results and other quantitative and nonquantitative measurements.

All annual incentive payments were discretionary, with the Brink’s Compensation Committee establishing bonuses for our named executive officers after reviewing the recommendations of the Brink’s CEO.

2007 Target Award Opportunities.  The Brink’s CEO recommended competitive incentive targets under the KEIP for our named executive officers that were at or near the 50th percentile of the peer group.  The target incentive was expressed as a percent of the participant’s annual base salary as of the end of the year and was designed to be indicative of the incentive payment that each participant would expect to receive on the basis of strong performance by the individual, BHS and the named executive officer’s unit or department.  After reviewing competitive market information and the Brink’s CEO’s recommendations, the Brink’s Compensation Committee approved 2007 target incentives for each of the named executive officers at levels consistent with the Brink’s CEO’s recommendations.

The following table shows the 2007 KEIP targets for the named executive officers.

Name	2007 KEIP Target (% of Base Salary)	2007 KEIP Target Award
Robert B. Allen	60%	$221,400
Steven E. Neace	35	75,950
Dwayne R. Sigler	30	69,600
Stephen C. Yevich	35	82,600
Carole L. Vanyo	30	57,600

Actual payments under the KEIP could have ranged from 0% to 200% of each named executive officer’s target incentive award based on the results of the performance factors described above, applied and considered at the discretion of the Brink’s Compensation Committee.

2007 Payouts.  For purposes of awarding actual payments under the KEIP in 2007 for each of the named executive officers, the Brink’s Compensation Committee generally reviewed target payouts that gave individual performance a weight factor of 50%, and each of unit or department and BHS’s performance a weight factor of 25%.  However, despite these general weighting guidelines, the ultimate determination of bonuses was discretionary.

The following table shows the actual 2007 KEIP payments for the named executive officers.

Name	2007 KEIP Bonuses
Robert B. Allen	$210,000
Steven E. Neace	71,000
Dwayne R. Sigler	40,000
Stephen C. Yevich	85,000
Carole L. Vanyo	68,000

In determining actual 2007 KEIP bonuses, the Brink’s Compensation Committee reviewed the recommendations of the Brink’s CEO, who gave significant weight to the achievement in 2007 of (1) overall BHS results, including 2007 revenues of $484.4 million, an increase of 10.3% compared with 2006 revenues, and 2007 operating profit of $114.2 million (without reduction for allocations of certain Brink’s general and administrative expenses and certain brand licensing royalty expenses), an increase of 13.9% compared with 2006 operating profit and (2) unit and department results that met performance expectations, including reduced employee turnover, award-winning customer service levels and the evaluation of new products and services.  The Brink’s CEO noted that these achievements occurred under the leadership of our named executive officers, so he recommended that all of our named executive officers be awarded bonuses under the 2007 KEIP, with higher bonuses awarded to those named executive officers whose units or departments were most directly responsible for these results.  Because of our strong performance in customer service, the Brink’s CEO recommended that Ms. Vanyo, our Senior Vice President – Customer Operations, be awarded a bonus that exceeded her target award.  The Brink’s Compensation Committee approved 2007 KEIP bonuses for our named executive officers at levels consistent with the Brink’s CEO’s recommendations.

We have adopted a new incentive compensation plan similar to the KEIP to be effective as of the spin-off.  For 2008, our new plan will contain the same terms as the KEIP.  Our named executive officers and our other employees who participate in the KEIP will receive payments under our new plan for 2008 at the time originally prescribed by the KEIP.

Long-Term Incentive Compensation

As discussed above, for 2007, the Brink’s Compensation Committee generally established total long-term incentive compensation opportunities (MPIP target bonus and stock option award) that created an opportunity for our named executive officers to earn long-term incentive compensation substantially higher than the market median, in order to ensure that they were dedicated to contributing towards BHS’s long-term growth.  The Brink’s Compensation Committee considered the following factors in determining the amount of long-term incentive compensation opportunities actually awarded to each of our named executive officers in 2007:

●	the executive’s performance;

●	the executive’s potential future contributions to BHS;

●	the current compensation of the executive;

●	the importance of the executive to BHS over the long term, and the executive’s performance relative to his or her peers within BHS;

●	retention issues and concerns;

●	peer group long-term incentive amounts; and

●	the median total compensation for companies in the peer group.

With respect to the 2007 long-term incentive compensation opportunities for each of our named executive officers, the Brink’s Compensation Committee noted:

●	the strong potential of each named executive officer and his or her long-term importance to BHS;

●	Brink’s strong desire to retain each of the named executive officers, particularly in light of the recent shareholder activism involving Brink’s; and

●	that total 2007 compensation exceeded the competitive range of the median peer group total 2007 compensation for each of the named executive officers.

The components of BHS’s long-term incentive compensation in 2007 included the following.

Management Performance Improvement Plan.  The Management Performance Improvement Plan (the “MPIP”) is an incentive compensation plan that Brink’s believes promotes the financial interests of Brink’s and its shareholders by linking the long-term financial incentives of executives to improvement in Brink’s financial performance.  At the beginning of each three-year performance measurement period, the Brink’s Compensation Committee has set award targets tied to initial performance goals for executives.  The performance goals of our named executive officers under the MPIP have been tied solely to BHS’s performance.  The initial performance goals serve as the minimum performance goals for the full three-year performance measurement period.  At the beginning of each fiscal year after the initial year in the applicable three-year performance measurement period, the Brink’s Compensation Committee reviews BHS’s actual annual results against the performance goals established for the immediately preceding year.  Based on this review, the Brink’s Compensation Committee, in its sole discretion, may increase (but not reduce) the performance goals for the next year in the three-year performance measurement period.  Cash awards to the executives at the end of the three-year measurement period range from 0% to 200% of the target award amount, depending upon the aggregated three-year actual performance against the pre-established performance goals.

Because awards under the MPIP are earned at the end of three-year performance measurement periods, there are three overlapping measurement periods in effect at any one time.  In addition, because the Brink’s Compensation Committee annually sets initial performance goals for executives, including our named executive officers, at the beginning of each three-year performance measurement period and reviews performance goals established for the immediately preceding year in the previously established three-year performance measurement periods, the adoption of the initial performance goals, to the extent that they are more difficult to attain than the performance measures for previously established three-year performance measurement periods, effectively raises the performance goals used in evaluating the previously established three-year performance measurement periods.

Brink’s believes that the three-year performance measurement period provides an appropriate incentive to our named executive officers to focus on BHS’s long-term goals and performance.  Brink’s also believes that the annual review of the previously established performance goals is an important component of the MPIP as it allows the Brink’s Compensation Committee to “raise the bar” to account for increased expectations, such as focused internal growth, and out-of-the-ordinary events or transactions, such as acquisition activity, that may occur during a three-year performance measurement period.  Since the adoption of the MPIP, the Brink’s Compensation Committee has exercised this discretion to increase previously established performance goals every year.

Because the MPIP is designed to be a tax qualified plan under Code Section 162(m), payouts are determined solely by actual quantifiable performance against the preset numerical goals.  The Brink’s Compensation Committee generally does not have the discretion to adjust payouts for our named executive officers based on subjective assessments.

For the three-year performance measurement period beginning in 2007, the Brink’s Compensation Committee established the initial performance goals for our named executive officers based on increases in revenue, operating profit and economic value added (“EVA”) in BHS.  The following table summarizes the initial performance goals for the three-year performance measurement period beginning in 2007 and the relative weighting given to each of the performance goals.

Performance Improvement Goals, Weighting and Initial Improvement Goals
Improvement Goal	Weighting	Initial Improvement Goal (in millions)
1. BHS revenue	20%	$53.0
2. BHS operating profit(a)	50%	$10.1*
3. BHS EVA	30%	$1.0

(a)  Without reduction for allocations of Brink’s general and administrative expenses and certain brand licensing royalty expenses.
*    Excludes Hurricane Katrina insurance proceeds.

The specific goals and initial performance goals selected by the Brink’s Compensation Committee for the three-year measurement period beginning in 2007 were selected because they represent the financial growth drivers for BHS that the Brink’s Compensation Committee believed would lead to the achievement of increased value of BHS and shareholder value of Brink’s.

Target performance award amounts for the 2007-2009 performance measurement period for each named executive officer are set forth in the Grants of Plan-Based Awards Table.

Awards to the named executive officers at the end of the three-year performance measurement period may range from 0% to 200% of the target award amount, depending upon the aggregated three-year actual performance against the pre-established criteria.

The adoption of the performance award targets for the three-year performance measurement period also effectively amended the measures used in evaluating the three-year performance measurement periods ending in 2007 and 2008.

Target performance award amounts for the 2005-2007 performance measurement period for each named executive officer were the same as those set forth for such named executive officer in the Grants of Plan-Based Awards Table for the 2007-2009 performance measurement period, as shown in the table below.

Name	2007 MPIP Target Amount
Robert B. Allen	$200,000
Steven E. Neace	100,000
Dwayne R. Sigler	75,000
Steven C. Yevich	100,000
Carole L. Vanyo	100,000

The following table summarizes the performance goals for the 2005-2007 performance measurement period, the actual results achieved for such period, the unweighted percentages of the target award amounts earned with respect to each goal, the relative weighting given to each of the performance goals and the final percentages of the target award amounts earned.

	Three-Year Improvement Goal (in millions)	Actual Result (% of Three-Year Improvement Goal Attained)	Unweighted % of Target Award Amount Earned	Weighting	Final % of Target Award Amount Earned
1. BHS revenue	$144.0	96.3%	81.5%	20%	16.3%
2. BHS operating profit (a)	$28.9	108.0%	140.0%	50%	70.0%
3. BHS EVA	$3.7	110.8%	154.0%	30%	46.2%
					132.5%

(a)  Without reduction for allocations of Brink’s general and administrative expenses and certain brand licensing royalty expenses.

The unweighted percentages of the target award amounts earned were determined from the actual results using the following table, with results in between the listed amounts converted proportionately to the listed amounts.

% of Three-Year Improvement Goal Attained	% of Target Award Amount Earned
120% or more	200%
100%	100%
90%	50%
80% or less	0%

The cash bonuses earned by our named executive officers under the MPIP for the three-year performance measurement period that ended on December 31, 2007, are shown in the Summary Compensation Table.  Such bonuses were paid in 2008.

We have adopted a similar plan for BHS to be effective upon the spin-off.  For ongoing performance measurement periods, our new plan will contain the same terms as the MPIP.  Our named executive officers and our other employees who participate in the MPIP will receive payouts under our new plan for ongoing performance measurement periods at the times originally prescribed under the MPIP.

2005 Equity Incentive Plan.  The Brink’s Compensation Committee has used stock options as an important part of Brink’s long-term incentive compensation program, and believes options are an effective way to link an executive’s compensation to the performance of the company.  Awards under the Brink’s 2005 Equity Incentive Plan (the “2005 Equity Plan”) are intended by Brink’s to encourage each of the participants to continue in the employ of BHS and Brink’s, to enhance their incentive to perform at the highest level, and in general, to further the best interests of BHS, Brink’s and Brink’s shareholders.

Stock options have been granted on the day they were approved by the Brink’s Compensation Committee at its July meeting and have been priced at 100% of fair market value on the date of grant, which under the 2005 Equity Plan is based on the average of the high and low per share quoted sale prices of Brink’s common stock on the date of the grant as reported on the New York Stock Exchange Composite Transaction Tape.

Only the Brink’s Compensation Committee, under authority granted to it by the Brink’s Board of Directors, may grant stock options under the 2005 Equity Plan.  Employees benefit from stock option grants only to the extent the stock price of Brink’s common stock appreciates above the exercise price of the stock options.  In addition, because of the vesting requirements, the Brink’s Compensation Committee believes that providing its executives compensation in the form of stock options promotes retention while encouraging executives to take a longer-term view in their decisions impacting Brink’s.

The Brink’s Compensation Committee has determined the number of stock options to be granted to each of our named executive officers based on individual performance and competitive practices, considered in the context of the overall long-term incentive compensation philosophy.  The Brink’s Compensation Committee has taken into account all target award amounts provided to the named executive officer under the MPIP when granting options, as well as the importance to BHS and Brink’s of the individual’s position, the individual’s overall contribution to BHS’s and Brink’s performance, and the individual’s expected contribution to future performance.

For 2007, the Brink’s Compensation Committee considered the following factors in determining the size of each stock option grant awarded to each of our named executive officers:

●	the executive’s past performance;

●	the executive’s potential future contributions to BHS and Brink’s;

●	the importance of the executive to BHS and Brink’s over the long term;

●	the current compensation of the executive;

●	retention issues and concerns;

●	the cost of the awards to BHS;

●	the value of the awards to the executive; and

●	the peer group long-term incentive compensation amounts.

The number of stock options granted to each of our named executive officers in 2007 is shown in the Grants of Plan-Based Awards Table.

1988 Stock Option Plan.  None of our named executive officers received compensation under the Brink’s 1988 Stock Option Plan in 2007, but previously granted options from this plan remain outstanding.

In connection with the spin-off, we have adopted an equity incentive plan that will provide for awards with respect to BHS common stock.  Brink’s stock options held by our employees, including our named executive officers, at the time of the spin-off will be converted into stock options with respect to BHS common stock, with similar terms and vesting conditions.  The conversion formula will ensure that the intrinsic value of each option to its holder is preserved.

Special Cash Bonuses

Special cash bonuses were paid to our named executive officers in 2008.  Operating result measurements in 2006 reflected losses attributable to Hurricane Katrina, which negatively impacted the MPIP payments in 2006 and 2007, while the benefits of insurance proceeds collected in 2007 were not taken into account in determining the MPIP payments for 2007.  The special bonuses were intended to ensure that our named executive officers were fully compensated for their performance.  The cash bonuses were discretionary and separate from any bonuses for which a named executive officer may have been eligible under the KEIP or the MPIP, and were the only special bonuses ever paid to our named executive officers.

Benefits

The types and amounts of benefits provided by BHS to its executives are established based upon a determination of what is needed to aid in attracting and retaining talent and an assessment of competitive market factors, as well as providing long-term financial security to our employees and their families.  All benefits are reviewed at least annually by the Brink’s Compensation Committee, which evaluates benefit levels based on competitive influences, as well as the cost of the programs to the company relative to their value to employees.  The plans are also reviewed for changes that may be required due to new laws and regulations or significant changes in market conditions.  BHS’s benefits for our named executive officers include participation in the plans or arrangements listed below.

Deferred Compensation.  Brink’s maintains a deferred compensation program, the Key Employees’ Deferred Compensation Program, for certain of its most highly compensated employees, including all of our named executive officers.  The deferred compensation program provides an opportunity for the participants to defer receipt of up to 50% of base salary, 100% of any annual KEIP or MPIP awards and amounts that are prevented from being contributed to Brink’s 401(k) Plan (up to 5% of compensation) as a result of limitations imposed by the Code (supplemental savings).  Brink’s matches 100% of the first 10% of salary deferred and 100% of the first 10% of the gross amount of any KEIP award deferred by the participant.  Brink’s also matches 125% of supplemental savings, the same match that is provided on 401(k) Plan contributions.  There is no company match on MPIP deferrals.  Amounts deferred under the deferred compensation program are converted into common stock units that represent an equivalent number of shares of Brink’s common stock.

Because the value of a participant’s deferred compensation account is tied to the value of Brink’s common stock, the Brink’s Compensation Committee believes that the deferred compensation program serves to strengthen the mutuality of interests between the participants and shareholders.  By placing a portion of the participant’s compensation at risk by tying it to the value of Brink’s common stock, the participants are encouraged to increase shareholder value by focusing on profitable growth as well as other financial indicators that are likely to increase Brink’s stock price.  The Brink’s Compensation Committee also believes that the deferred compensation program furthers Brink’s goal of retaining the participants, in part, because it permits the participant to use tax deferrals to build a supplemental retirement benefit.

The Brink’s Compensation Committee conducted a special review of the deferred compensation program in 2007 in light of the changes to the program that are required for compliance with Section 409A of the Code, which applies to deferred compensation arrangements.  Because of changes made to the program in response to Section 409A, and because of certain transitional relief available under Section 409A that expires on December 31, 2008, the Brink’s Compensation Committee determined that it was appropriate to allow each participant to elect to receive a one-time lump-sum distribution of the vested portion of his or her account under the program; provided that distributions would only be permitted to the extent that they were tax deductible by Brink’s under Section 162(m) of the Code.  Accordingly, each participant who elected by December 31, 2007 to receive a distribution of the vested portion of his or her account under the program received his or her distribution on February 15, 2008 in the form of Brink’s common stock, subject to the Section 162(m) limitation.  Any undistributed portion of a participant’s account remains credited to his or her account under the program.

We have adopted a deferred compensation program similar to the Key Employees’ Deferred Compensation Program that BHS executives will participate in following the spin-off.  Account balances of BHS executives in the Brink’s Key Employees’ Deferred Compensation Program will be transferred to the BHS Key Employees’ Deferred Compensation Program and converted into units representing shares of BHS common stock, using a conversion ratio that preserves the value of the units based on the respective prices of our common stock and Brink’s common stock on the distribution date.

Pension Plans.  Brink’s maintains a noncontributory defined benefit pension-retirement plan covering our named executive officers along with all other U.S. employees of Brink’s who met plan eligibility requirements and were employed before December 31, 2005.  Because the Code limits the amount of pension benefits that may be paid under Federal income tax qualified plans, Brink’s maintains a pension equalization plan under which Brink’s makes additional payments so that the total benefit to be received by the executive is the same as it would have been if there were no Code limitations.  Effective December 31, 2005, Brink’s froze the accrual of benefits under both the pension plan and the equalization plan.  Following the spin-off, Brink’s will retain the pension and pension equalization liabilities for our employees, including our named executive officers.  We do not currently intend to establish a defined benefit pension plan.

Executive Life Insurance Plan.  Brink’s provides executives of Brink’s, including our named executive officers, with life insurance benefits.  All premiums paid by Brink’s are fully taxable to the participant.  The life insurance policies are owned by the individual executives.  We have established a similar plan that BHS executives will participate in following the spin-off.

Executive Salary Continuation Plan.  Our named executive officers participate along with other Brink’s executives in Brink’s Executive Salary Continuation Plan, which, in the event a participant dies for any reason while in the employment of Brink’s, provides that Brink’s will pay a designated beneficiary a death benefit equal to three times the participant’s annual salary in effect on the first of the year coincident with or immediately preceding the date of death.  Such benefit is paid out over a 10-year period following the executive’s death.  We have established a similar plan that BHS executives will participate in following the spin-off.

Long-Term Disability Plan.   Our named executive officers participate along with other Brink’s executives in a long term disability program.  In the event that the executive is totally incapacitated, he or she would receive 60% of his or her current annual salary plus the average of the last three years’ KEIP payments, with a maximum annual payment of $300,000.  These payments would continue (as long as the executive is totally disabled) until the executive reaches the social security full retirement age.  We have established a similar plan that BHS executives will participate in following the spin-off.

Financial and Tax Planning Program.  Our President participates in Brink’s Financial and Tax Planning Program, which Brink’s believes enables him to devote to the business activities of BHS the time and attention that would otherwise be devoted to his personal financial and tax affairs, and in the case of the personal tax return preparation and certification aspect of the program, to provide BHS with assurance that his tax affairs are properly administered.  Under the Financial and Tax Planning Program, subject to a $10,000 calendar year maximum, BHS reimburses our President for reasonable costs associated with personal financial and tax planning, estate planning and the preparation and filing of his personal tax returns.  We currently do not anticipate establishing a similar program for our President or any of our other named executive officers following the spin-off.

Miscellaneous Plans or Arrangements.  Our named executive officers are also eligible to participate in Brink’s health, dental and vision plans, and various insurance plans, including basic life insurance, and Brink’s matching charitable gifts program, on the same basis as any other U.S. employees of Brink’s.  We have established similar plans and arrangements that our employees will participate in following the spin-off.

Stock Ownership Guideline.  We currently anticipate establishing stock ownership guidelines that will apply following the spin-off that are similar to Brink’s stock ownership guidelines.  The Brink’s guidelines call for the Chief Executive Officer of Brink’s to hold that number of shares of Brink’s common stock with a value equal to five times salary, and for the other named executive officers of Brink’s to hold that number of shares of Brink’s common stock with a value equal to three times salary, within five years from the date of election as an officer.  Shares of Brink’s common stock owned outright, deferred stock-based units and shares of vested and unvested restricted stock (but not unexercised stock options) are all eligible to be included for purposes of the guidelines.

Perquisites.  BHS provides its named executive officers with perquisites; a detailed listing of perquisites and their value is shown in the Summary Compensation Table.

Contractual Agreements

In 2007, none of our named executive officers was a party to any employment, severance or change in control agreement with Brink’s or BHS.  BHS has recently, however, entered into change in control agreements with our named executive officers that will apply following the spin-off.  Further information about these agreements is provided under “—The Spin-Off—Interests of Certain Persons in the Spin-Off.”  The Brink’s Compensation Committee believes that the agreements will serve the interests of BHS and its shareholders following the spin-off by ensuring that if a hostile or friendly change in control of BHS is under consideration, our executives will be able to advise our board of directors about the potential transaction in the best interests of shareholders, without being unduly influenced by personal considerations, such as fear of the economic consequences of losing their jobs as a result of the change in control.  The change in control agreements include so-called double triggers, which mean that additional compensation and benefits become available to the named executive officers under the agreements only if the change in control is followed by a termination of employment by BHS without cause or a termination of employment by the executive for good reason (which includes certain adverse employment developments).  The Brink’s Compensation Committee believes that a double trigger will appropriately protect the legitimate interests of the named executive officers in employment security without unduly burdening BHS or shareholder value.

Summary Compensation Table

The following table presents information with respect to the total compensation of the President and Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company for the year ended December 31, 2007.  These officers are referred to in this Form 10 as the named executive officers.

Name and Principal Position	Year	Salary(1) ($)	Bonus(2) ($)	Option Awards(3) ($)	Non-Equity Incentive Plan Compensation(4) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(5) ($)	All Other Compensation(6) ($)	Total ($)
Robert B. Allen President and Chief Executive Officer	2007	$363,885	$259,800	$577,607	$265,000	$0	$121,302	$1,587,594
Steven E. Neace Senior Vice President– Field Operations	2007	215,962	95,900	140,982	132,500	0	52,651	637,995
Dwayne R. Sigler Senior Vice President– Marketing	2007	228,058	58,675	83,417	99,375	0	54,805	524,330
Stephen C. Yevich Senior Vice President and Chief Financial Officer	2007	227,346	109,900	140,982	132,500	0	58,435	669,163
Carole L. Vanyo Senior Vice President– Customer Operations	2007	184,308	92,900	140,982	132,500	0	42,866	593,556

(1)
Represents salaries before employee contributions under Brink’s 401(k) Plan and employee deferrals of salary under Brink’s deferred compensation program.  For a discussion of the deferred compensation program and amounts deferred by the named executive officers under the deferred compensation program in 2007, including earnings on amounts deferred, see “—Nonqualified Deferred Compensation.”

(2)
Represents the following cash incentive amounts earned by the named executive officers under Brink’s KEIP for 2007 (paid in 2008) and the following special cash bonuses paid to the named executive officers for 2007.

Name	KEIP Bonuses(a)	Special Bonuses
Robert B. Allen	$210,000	$49,800
Steven E. Neace	71,000	24,900
Dwayne R. Sigler	40,000	18,675
Stephen C. Yevich	85,000	24,900
Carole L. Vanyo	68,000	24,900

(a)
A participant was permitted to defer up to 100% of the cash incentive amount earned by him or her under the KEIP.  For a discussion of the deferred compensation program and amounts deferred by the named executive officers under the deferred compensation program in 2007, including earnings on amounts deferred, see “—Nonqualified Deferred Compensation.”

(3)
Represents the dollar amount recognized by BHS for financial reporting purposes during the year ended December 31, 2007, computed in accordance with FAS 123R, but, pursuant to SEC rules, excluding the impact of estimated forfeitures related to service-based vesting conditions.  There were no forfeitures of options by the named executive officers in 2007.  For a full description of the assumptions used by Brink’s in computing these amounts, see note 15 to Brink’s financial statements, which is included in its annual report on Form 10-K for the year ended December 31, 2007.  The 2007 amount includes expense associated with options granted in 2004, 2005, 2006 and 2007.  For a discussion of the terms of the option grants in 2007, see “—Grants of Plan-Based Awards.”  The actual value a named executive officer may receive depends on market prices and there can be no assurance that the amounts reflected in the Option Awards column will actually be realized.  No gain to a named executive officer is possible without an appreciation in stock value.

(4)
For 2007, represents cash incentive amounts earned under Brink’s MPIP for the three-year measurement period ended 2007 (paid in 2008) before deferrals under the deferred compensation program.  A participant was permitted to defer up to 100% of the cash incentive amount earned by him or her under the MPIP.  For a discussion of the deferred compensation program and amounts deferred by the named executive officers under the deferred compensation program in 2007, including earnings on amounts deferred, see “—Nonqualified Deferred Compensation.”

(5)
Since the earning of benefits under the pension plans for all employees was frozen as of December 31, 2005, this column represents the change during the year ended December 31, 2007 in the net present value of the named executive officers’ pension payouts.  There were the following decreases in the net present values of the pension payouts in 2007, due to discount rate changes:  Mr. Allen –$2,331; Mr. Neace – $7,022; Mr. Sigler – $2,003; Mr. Yevich – $2,655; and Ms. Vanyo – $5,119, so $0 is shown in the table for each officer.  For purposes of computing the net present value of the accrued benefit payable to the named executive officers, Brink’s has used the following assumptions:  (a) the retirement age is the earliest one (age 65) permitted under the pension plans without a reduction in the monthly benefit; (b) a 5.75% discount rate for the measurement date of December 31, 2006 and a 6.4% discount rate for the measurement date of December 31, 2007; (c) service accruals in the pension plans are frozen as of December 31, 2005; and (d) payments will be made on a straight-life monthly annuity basis.  For a full description of the assumptions used by Brink’s for financial reporting purposes, see note 4 to Brink’s financial statements and the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Primary U.S. Pension Plan,” both of which are included in Brink’s annual report on Form 10-K for the year ended December 31, 2007.

(6)	Includes the following items and amounts for each of the named executive officers.

Name	Matching Contribution on Deferrals of Compensation(a)	Executive Salary Continuation Plan Life Insurance Premiums(b)	Other Personal Benefits(c)	Total
Robert B. Allen	$98,131	$3,909	$19,262	$121,302
Steven E. Neace	48,827	2,212	1,612	52,651
Dwayne R. Sigler	46,973	2,642	5,190	54,805
Stephen C. Yevich	53,195	2,522	2,718	58,435
Carole L. Vanyo	41,372	1,494	0	42,866

(a)	In 2007 Brink’s made matching contributions related to deferred salary and KEIP under the deferred compensation program in the following amounts for each of the named executive officers.

Name	Matching Contribution for Deferred Salary	401(k) Plan Matching Contribution(1)	Matching Contribution for Deferred KEIP	Supplemental Savings Plan Matching Contribution	Total
Robert B. Allen	$36,388	$14,063	$24,000	$23,680	$98,131
Steven E. Neace	21,516	14,063	8,500	4,748	48,827
Dwayne R. Sigler	22,806	14,063	6,100	4,004	46,973
Stephen C. Yevich	22,735	14,063	10,000	6,397	53,195
Carole L. Vanyo	18,477	14,063	7,000	1,832	41,372

(1)
401(k) Plan matching contributions are subject to reduction based on IRS-required nondiscrimination testing.  Any required reduction is contributed to the participant’s account in the deferred compensation program under the terms of that program.

(b)
In 2007 Brink’s paid life insurance premiums under Brink’s Executive Salary Continuation Plan for each named executive officer.  Brink’s, not the individual, is the beneficiary under the insurance policies.  The Executive Salary Continuation Plan provides a death benefit equal to three times a covered employee’s annual salary payable by Brink’s in 10 equal annual installments to the employee’s designated beneficiary.

(c)
The table below reflects the types and dollar amounts of perquisites and other personal benefits provided to the named executive officers in 2007.  For purposes of computing the dollar amounts of the items listed below, we used the actual out-of-pocket costs to BHS of providing the perquisite or other personal benefit to the named executive officer.  The named executive officers paid any taxes associated with these benefits without reimbursement from BHS.

Name	Personal and Spousal Travel and Entertainment	Tax Preparation and Financial Planning	Executive Physical Examinations	Executive Life Insurance Premiums	Total
Robert B. Allen	$2,378	$9,380	$2,562	$4,942	$19,262
Steven E. Neace	1,612	0	0	0	1,612
Dwayne R. Sigler	0	0	2,313	2,877	5,190
Stephen C. Yevich	0	0	0	2,718	2,718
Carole L. Vanyo	0	0	0	0	0

Grants of Plan-Based Awards

The following table presents information regarding grants of Brink’s awards to the named executive officers during the year ended December 31, 2007 under Brink’s 2005 Equity Plan and Brink’s MPIP.

Name	Grant Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards(2)	Closing Market Price(3)	Grant Date Fair Value of Option Awards(4)
		Threshold ($)	Target ($)	Maximum ($)	(#)	($/Sh)	($/Sh)	($)
Robert B. Allen	7/12/07 1/1/07	— $0	— $200,000	— $400,000	35,000 —	$63.72 —	$63.92 —	$511,303 —
Steven E. Neace	7/12/07 1/01/07	— 0	— 100,000	— 200,000	10,000 —	63.72 —	63.92 —	146,085 —
Dwayne R. Sigler	7/12/07 1/1/07	— 0	— 75,000	— 150,000	6,000 —	63.72 —	63.92 —	87,652 —
Stephen C. Yevich	7/12/07 1/1/07	— 0	— 100,000	— 200,000	10,000 —	63.72 —	63.92 —	146,085 —
Carole L. Vanyo	7/12/07 1/1/07	— 0	— 100,000	— 200,000	10,000 —	63.72 —	63.92 —	146,085 —

(1)
The options granted on July 12, 2007 were granted under the 2005 Equity Plan.  The awards granted as of January 1, 2007 were granted under the MPIP (for the 2007-2009 performance measurement period – payable in 2010).

(2)
In accordance with the 2005 Equity Plan, the exercise price for the options was based on the average of the high and low per share quoted sale prices of Brink’s common stock on July 12, 2007, the date of the grant, as reported on the New York Stock Exchange Composite Transaction Tape.

(3)	As of July 12, 2007.
(4)
Represents the grant date fair value computed in accordance with FAS 123R based on the Black-Scholes option-pricing model and the following assumptions:  (a) a weighted average annual dividend yield of 0.62% for Brink’s common stock; (b) a weighted average expected volatility of 25.5% for Brink’s common stock; (c) a weighted average risk-free rate of return of 4.93%; and (d) a weighted average expected term of 3.125 years.  For a full description of the assumptions used by Brink’s in computing these amounts, see note 15 to Brink’s financial statements, which is included in its annual report on Form 10-K for the year ended December 31, 2007.  The actual value a named executive officer may receive depends on market prices and there can be no assurance that the amounts reflected in the Grant Date Fair Value of Option Awards column will actually be realized.  No gain to a named executive officer is possible without an appreciation in stock value.

2007 Base Salaries, Annual Bonus and Special Bonus Awards

For a discussion of 2007 base salaries, including a discussion of the factors considered in determining 2007 base salaries, see “—Compensation Discussion and Analysis—Executive Compensation Program Components—Base Salary.”  For a discussion of 2007 annual bonus awards, including a discussion of the principles applied and factors considered in determining 2007 annual bonus awards, see “—Compensation Discussion and Analysis—Executive Compensation Program Components—Annual Bonus Awards.”  For a discussion of the 2007 special bonus awards, see “—Compensation Discussion and Analysis—Executive Compensation Program Components—Special Cash Bonuses.”

Stock Option Grants

2005 Equity Incentive Plan

Brink’s maintains the 2005 Equity Plan, which was approved by Brink’s shareholders and is designed to provide an additional incentive for the officers and employees who are key to Brink’s success.  The Brink’s Compensation Committee administers the 2005 Equity Plan, is authorized to select key employees of Brink’s and its subsidiaries to participate in the 2005 Equity Plan and has the sole discretion to grant eligible participants equity awards, including options, stock appreciation rights, restricted stock, performance stock, other stock-based awards or any combination thereof.

Under the 2005 Equity Plan, the number of shares of Brink’s common stock available for issuance is 5,000,000 shares, subject to adjustment by the Brink’s Compensation Committee for stock splits and other events as set forth in the 2005 Equity Plan.  During any calendar year, no participant may receive awards under the 2005 Equity Plan relating to more than 400,000 shares of common stock, subject to adjustment as noted above.

The exercise price of any stock option, the grant price of any stock appreciation right, and the purchase price of any security that may be purchased under any other stock-based award, may not be less than 100% of the fair market value of the stock or other security on the date of the grant of the option, right or award.  Under the 2005 Equity Plan, determinations of the fair market value of shares of Brink’s common stock are based on the average of the high and low quoted sales price on the grant date and determinations of fair market value with respect to other instruments are made in accordance with methods or procedures established by the Brink’s Compensation Committee.

The duration of options granted under the 2005 Equity Plan, which may be incentive stock options, which afford certain favorable tax treatment for the holder, or nonqualified stock options, is established by the Brink’s Compensation Committee but may not exceed six years.  Subject to a minimum vesting period of one year from the date of grant, the Brink’s Compensation Committee may impose a vesting schedule on options.  The Brink’s Compensation Committee also determines the acceptable form(s) in which the exercise price may be paid.  In general, options continue to be exercisable following termination of employment for 90 days, if such options were exercisable at the time of termination.  Upon termination of employment by reason of the holder’s retirement or permanent and total disability, options held by the holder remain outstanding and continue in accordance with their terms.  In the event of the holder’s death while employed or after retirement or permanent and total disability, options held by the holder fully vest at the time of the holder’s death (or, if later, on the first anniversary of the grant date) and remain exercisable by the holder’s beneficiary or estate for three years following the holder’s death or their earlier expiration in accordance with their terms.  In the event of a change in control of Brink’s, all outstanding options fully vest and become exercisable.  On November 16, 2007, the definition of “change in control” under the 2005 Equity Plan was amended with respect to future awards under the plan to provide that a “change in control” will be triggered upon, among other things, consummation of (not shareholder approval of) a merger or other combination of Brink’s with another entity.

2007 Stock Option Grants

With respect to the options included in the Grants of Plan-Based Awards Table above, these options (1) become exercisable as to one-third of the total number of shares covered by such option on each of the first, second and third anniversaries of the date of grant and (2) expire on July 12, 2013.

For a discussion of the principles applied in administering the 2005 Equity Plan, see “—Compensation Discussion and Analysis —Executive Compensation Program Components — Long-Term Incentive Compensation — 2005 Equity Incentive Plan.”

Management Performance Improvement Plan Awards

Management Performance Improvement Plan

Brink’s maintains the MPIP, which was approved by Brink’s shareholders and is designed to promote the interests of Brink’s and its subsidiaries by linking financial incentives provided to participants with improvements in Brink’s financial results.  The Brink’s Compensation Committee administers the MPIP, establishes performance measures and is authorized to select key employees of Brink’s and its subsidiaries to participate in the MPIP.

Each participant is periodically granted performance awards that entitle him or her to receive cash payments following the completion of a three-year performance measurement period, provided that specified performance measures and certain conditions described in the MPIP relating to continuation of employment are satisfied.  The maximum incentive payment any one participant may be entitled to receive for any one performance measurement period is $3,000,000.

A performance award terminates unless the participant remains continuously employed by Brink’s or a subsidiary until the date established by the Brink’s Compensation Committee for payment of the performance award unless (1) the termination is due to retirement, disability or death, (2) approved by the Brink’s Compensation Committee or (3) the termination is subsequent to a change in control of Brink’s (as defined in the MPIP).  In the event a participant’s employment is terminated due to retirement, disability or death, he or she (or, in the event of the participant’s death, his or her beneficiary) is entitled to a prorated portion of the performance award to which he or she would otherwise be entitled based on the portion of the performance measurement period (determined in completed months) during which he or she was continuously employed by Brink’s or a subsidiary and based on the extent to which the performance goals were achieved as determined at the end of the performance measurement period.  In the event of a participant’s termination of employment for reasons other than retirement, disability or death, the Brink’s Compensation Committee may, but is not obligated to, authorize payment of an amount up to the prorated amount that would be payable under the preceding sentence.  In the event of a change in control of Brink’s, performance awards are deemed to be earned at 150% of the specified target dollar amount applicable to the performance award and are paid as soon as practicable following the earlier of the participant’s termination of employment after the change in control of Brink’s or the end of the performance measurement period during which the change in control of Brink’s occurred.  On November 16, 2007, the definition of “change in control” under the MPIP was amended with respect to future awards under the plan to provide that a “change in control” will be triggered upon, among other things, consummation of (not shareholder approval of) a merger or other combination of Brink’s with another entity.

Participants eligible to receive an award are entitled to receive a lump-sum cash payment on a date selected by the Brink’s Compensation Committee following the end of the performance measurement period for the award provided that the performance measures are met.  Under the deferred compensation program, participants may elect to defer the receipt of this payment.

The MPIP is intended to be compliant with Section 162(m) of the Code, so that payments made under the plan retain their tax deductibility.  In order to remain compliant, the payouts are calculated by comparing actual performance metrics to those preset by the Brink’s Compensation Committee.  The Brink’s Compensation Committee has not adjusted payouts to include any subjective factors.

2007 MPIP Awards

Performance award targets for the 2007–2009 performance measurement period for each named executive officer are included in the Grants of Plan-Based Awards Table above.  Actual payments can range from 0% to 200% of the target depending on performance against the pre-established measures.

For a discussion of the principles applied in administering the MPIP and a further discussion of the 2007 MPIP awards, see “—Compensation Discussion and Analysis—Executive Compensation Program Components—Long-Term Incentive Compensation—Management Performance Improvement Plan.”

Outstanding Equity Awards at Fiscal Year-End

The following table presents information concerning the number and value of unexercised Brink’s stock options for the named executive officers outstanding as of December 31, 2007.  There were no other equity awards such as stock appreciation rights or similar instruments or nonvested stock (including restricted stock, performance stock or other similar instruments) for the named executive officers outstanding as of December 31, 2007.

Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options(1) (#) Exercisable	Number of Securities Underlying Unexercised Options(1) (#) Unexercisable	Option Exercise Price(2) ($)	Option Expiration Date
Robert B. Allen	07/07/2005 07/13/2006 07/12/2007	11,667 11,667 —	11,666 23,333 35,000	$35.79 55.09 63.72	07/07/2011 07/13/2012 07/12/2013
Steven E. Neace	07/08/2004 07/07/2005 07/13/2006 07/12/2007	3,333 3,333 3,334 —	— 3,333 6,666 10,000	32.68 35.79 55.09 63.72	07/08/2010 07/07/2011 07/13/2012 07/12/2013
Dwayne R. Sigler	07/08/2004 07/07/2005 07/13/2006 07/12/2007	1,333 2,000 2,000 —	— 2,000 4,000 6,000	32.68 35.79 55.09 63.72	07/08/2010 07/07/2011 07/13/2012 07/12/2013
Stephen C. Yevich	07/08/2004 07/07/2005 07/13/2006 07/12/2007	10,000 6,667 3,334 —	— 3,333 6,666 10,000	32.68 35.79 55.09 63.72	07/08/2010 07/07/2011 07/13/2012 07/12/2013
Carole L. Vanyo	07/07/2005 07/13/2006 07/12/2007	2,167 3,334 —	3,333 6,666 10,000	35.79 55.09 63.72	07/07/2011 07/13/2012 07/12/2013

(1)
All of these options have become exercisable or will become exercisable as to one third of the total number of shares covered by such option on each of the first, second and third anniversaries of the date of grant.

(2)
In accordance with Brink’s 1988 Stock Option Plan (the “1988 Option Plan”) and 2005 Equity Plan, the exercise prices for the options were based on the average of the high and low per share quoted sale prices of Brink’s common stock on the date of the grant as reported on the New York Stock Exchange Composite Transaction Tape.

Option Exercises and Stock Vested

The following table presents information concerning the exercise of Brink’s stock options for the named executive officers during the year ended December 31, 2007.  There were no other exercises of options, stock appreciation rights or similar instruments or vesting of stock (including restricted stock, performance stock or other similar instruments) for the named executive officers during the year ended December 31, 2007.

	Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise
	(#)	($)
Robert B. Allen	35,000	$1,059,457
Steven E. Neace	5,999	232,165
Dwayne R. Sigler	4,667	123,016
Stephen C. Yevich	8,000	421,840
Carole L. Vanyo	23,500	798,206

Pension Benefits

Brink’s provides retirement benefits to U.S. non-union employees who worked for Brink’s or one of its participating subsidiaries before December 31, 2005 and who meet vesting and other minimum requirements.  These benefits are provided through two plans:  The Brink’s Company Pension-Retirement Plan (the pension-retirement plan), a qualified plan under the Code, and The Brink’s Company Pension Equalization Plan (the equalization plan), a plan (not qualified under the Code) under which Brink’s makes additional payments to a smaller group of employees so that the total amount to be received by each participant from both plans will be the same as he or she would have received under the pension-retirement plan in the absence of benefit limitations for tax qualified plans  (the pension-retirement plan and the equalization plan are referred to collectively in this Form 10 as the pension plans).  The named executive officers are among those covered by these plans.  There are no other plans providing defined benefit pension payments to them.

Benefit accruals under both plans were frozen for all employees as of December 31, 2005.  The named executive officers, therefore, earned no additional pension benefits during 2007.

The following table presents information as of December 31, 2007 concerning each defined benefit plan of Brink’s that provides for payments to be made to the named executive officers at, following or in connection with retirement.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit
		(#)	($)
Robert B. Allen	Pension-Retirement Plan	6.513	$109,064
	Equalization Plan		196,680
Steven E. Neace	Pension-Retirement Plan	15.469	185,425
	Equalization Plan		47,922
Dwayne R. Sigler	Pension-Retirement Plan	5.878	86,318
	Equalization Plan		38,456
Stephen C. Yevich	Pension-Retirement Plan	7.950	116,745
	Equalization Plan		48,653
Carole L. Vanyo	Pension-Retirement Plan	7.950	81,874
	Equalization Plan		6,807

For purposes of computing the present value of the accrued benefit payable to the named executive officers, Brink’s has used the following assumptions: (a) the retirement age is the earliest one (age 65) permitted under the pension plans without a reduction in the monthly benefit; (b) a 6.4% discount rate for the measurement date of December 31, 2007; (c) service accruals in the pension plans are frozen as of December 31, 2005; and (d) payments will be made on a straight-life monthly annuity basis.  These are the same assumptions as are used to value Brink’s pension obligations in the financial statements as of December 31, 2007.  For a full description of the assumptions used by Brink’s for financial reporting purposes, see note 4 to Brink’s financial statements and the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Primary U.S. Pension Plan,” both of which are included in Brink’s annual report on Form 10-K for the year ended December 31, 2007.  In addition, Brink’s has assumed each named executive officer will attain the age of 65; longevity is determined using the RP-2000 Combined Healthy White Collar mortality tables.

Pension-Retirement Plan

Brink’s maintains the pension-retirement plan, which is a defined benefit plan that covers, generally, full-time employees of Brink’s and participating subsidiaries as of and before December 31, 2005 who were not covered by a collective bargaining agreement.  Brink’s has reserved the right to terminate or amend the pension-retirement plan at any time.

The amount of any benefit payable to a participant is based on the participant’s benefit accrual service and average salary (as these terms are defined in the pension-retirement plan).  Benefit accrual service is based on computation periods which are defined as 12-month consecutive periods of active employment beginning on date of hire and continuing on each anniversary thereof.  For the last benefit computation period, a participant receives a fraction of benefit accrual service, not greater than one, equal to monthly elapsed time in that period multiplied by 0.1203.  Effective December 31, 2005, Brink’s amended the pension plans to cease benefit accrual service to Brink’s.

For purposes of calculating the portion of a participant’s benefit accrued before December 31, 2005, average salary means the average compensation received by a participant for any consecutive 60-month period.  The compensation used in calculating average salary includes salary and bonus, but excludes amounts attributable to stock options or the sale of shares acquired upon the exercise of such stock options, any Brink’s matching contributions credited to the participant under the deferred compensation program, any payments payable under the MPIP and any special bonus.

Subject to certain limitations, a participant who reaches age 65 may receive an annuity for life payable monthly beginning on his or her normal retirement date (as defined in the pension-retirement plan) at an annual rate equal to the sum of the following:

●	1.75% of his or her average salary multiplied by his or her number of years of benefit accrual service completed through December 31, 2005, with a maximum of 25 years; plus

●	1% of his or her average salary multiplied by his or her number of years of benefit accrual service in excess of 25 years; less

●	.55% of his or her covered compensation base (the average of the social security wage base for the 35 years preceding retirement) multiplied by his or her number of years of benefit accrual service.

Subject to certain limitations, a participant who retires before he or she reaches age 65, provided he or she has completed 10 years of vesting service and reached age 55, may receive an annuity for life payable monthly beginning on his or her early retirement date (as defined in the pension-retirement plan) at an annual rate equal to the rate applicable to retirement on his or her normal retirement date at age 65 reduced by 0.4167% for each month (the equivalent of 5% per year) by which his or her early retirement date precedes his or her normal retirement date.  None of the named executive officers are eligible for retirement or early retirement under the pension-retirement plan.

The pension-retirement plan provides multiple payment options for participants.  Participants may select a single life annuity for the life of the participant, joint and survivor annuities under which a participant’s surviving beneficiary may receive for his or her life 50%, 75% or 100% of the monthly benefit received by the participant, and period certain options under which a participant’s surviving beneficiary may receive payments for a fixed term of 5, 10, 15 or 20 years.  If a joint and survivor annuity or a period certain option is selected, the amount of the retirement benefit is less than the amount payable under a single life annuity.  Benefit elections must be made before retirement, and some options are subject to certain requirements, such as spousal consent.

Pension Equalization Plan

The Code limits the amount of pension benefits that may be paid under Federal income tax qualified plans.  As a result, the Brink’s Board of Directors adopted the equalization plan under which Brink’s will make additional payments so that the total amount received by each person affected by the Code limitations is the same as would have otherwise been received under the pension-retirement plan.  The Company has reserved the right to terminate or amend the equalization plan at any time.

Effective December 1, 1997, the equalization plan was amended to permit participants to receive the actuarial equivalent of their benefit under such plan in a lump sum upon retirement.  In accordance with the equalization plan, Brink’s has contributed to a trust, established between Brink’s and JPMorgan Chase, amounts in cash intended to be sufficient to provide the benefits to which (1) participants under the equalization plan and (2) retirees covered under certain employment contracts are entitled under the terms of the equalization plan and such employment contracts.  None of the named executive officers is covered by the contracts referred to in clause (2) above.  Further contributions may be made only to the extent that the funded percentage of the equalization plan after a contribution does not exceed the funded percentage of the pension-retirement plan.  The assets of the trust are subject to the claims of Brink’s general creditors in the event of Brink’s insolvency.

Nonqualified Deferred Compensation

The following table presents information concerning Brink’s deferred compensation program, which provides for the deferral of compensation paid to or earned by the named executive officers on a basis that is not tax qualified (i.e., Brink’s is not entitled to take a tax deduction for the related expense until payments are actually made to the participants).

The information included in the table below reflects elective deferrals, Company matching contributions and dividends credited to the participants’ accounts during 2007 under the rules governing the deferred compensation program.  Since deferrals, along with any matching contributions, related to the KEIP and the MPIP are settled in the year after they are earned, these amounts differ from those reflected in the Summary Compensation Table, which are based on amounts earned in 2007 but paid in 2008.

Name	Executive Contributions in Last FY(1)	Company Contributions in Last FY(2)	Aggregate Earnings in Last FY(3)	Aggregate Balance at Last FYE(4)
	($)	($)	($)	($)
Robert B. Allen	$82,044	$84,068	$17,091	$2,884,429
Steven E. Neace	108,817	34,764	4,762	828,027
Dwayne R. Sigler	120,288	32,910	14,032	2,368,360
Stephen C. Yevich	40,453	39,132	5,441	930,829
Carole L. Vanyo	160,607	27,309	4,537	796,285

(1)
Under the deferred compensation program, a participant is permitted to defer up to 50% of his or her base salary and up to 100% of the cash incentive amount earned by him or her under the KEIP and the MPIP.  A participant is also able to defer amounts in excess of 401(k) limits of up to 5% of salary and KEIP as supplemental savings.  The dollar value of the deferred amounts is converted into common stock units that represent an equivalent number of shares of Brink’s common stock in accordance with the formulas in the deferred compensation program.  See “—General” for a description of the formulas.  The following table sets forth the amount of salary and cash incentive awards deferred in 2007 under the deferred compensation program by each of the named executive officers and the corresponding number of units representing shares of Brink’s common stock credited to his or her account.

Name	Salary Deferred	Incentive Compensation Deferred(a)	Total	Common Stock Units
Robert B. Allen	$53,880	$28,164	$82,044	1,361
Steven E. Neace	28,067	80,750	108,817	1,811
Dwayne R. Sigler	51,838	68,450	120,288	1,994
Stephen C. Yevich	30,453	10,000	40,453	673
Carole L. Vanyo	32,167	128,440	160,607	2,661

(a)	The incentive compensation deferred in 2007 was earned by each named executive officer for 2006.

(2)
Under the deferred compensation program, a participant also receives Brink’s matching contributions with respect to salary and KEIP awards deferred and supplemental savings plan contributions, which amounts are converted into common stock units that represent an equivalent number of shares of Brink’s common stock in accordance with the formulas in the deferred compensation program.  See “—General” for a description of the formulas.  The following table sets forth the amount of company matching contributions made in 2007 with respect to deferrals of salary and KEIP awards and supplemental savings plan contributions for each of the named executive officers and the corresponding number of units representing shares of Brink’s common stock credited to his or her account.

Name	Salary Matching Contribution	Key Employees Incentive Plan Matching Contribution	Supplemental Savings Plan Matching Contribution	Total(a)	Common Stock Units
Robert B. Allen	$36,388	$24,000	$23,680	$84,068	1,394
Steven E. Neace	21,516	8,500	4,748	34,764	578
Dwayne R. Sigler	22,806	6,100	4,004	32,910	545
Stephen C. Yevich	22,735	10,000	6,397	39,132	651
Carole L. Vanyo	18,477	7,000	1,832	27,309	452

(a) These amounts are included within “All Other Compensation” in the Summary Compensation Table.

(3)
Under the deferred compensation program, dividends paid on Brink’s common stock for the common stock units in a participant’s account are deferred and converted into common stock units that represent an equivalent number of shares of Brink’s common stock in accordance with the formula in the deferred compensation program.  The following table sets forth the aggregate amount of dividends paid on Brink’s common stock in 2007 for the common stock units in each named executive officer’s account and the corresponding number of units representing shares of Brink’s common stock credited to his or her account.

Name	Dividends on Brink’s Common Stock (a)	Common Stock Units
Robert B. Allen	$17,091	279
Steven E. Neace	4,762	78
Dwayne R. Sigler	14,032	229
Stephen C. Yevich	5,441	89
Carole L. Vanyo	4,537	74

(a)	These amounts are not included in the Summary Compensation Table, as they are not earned at a rate higher than dividends on Brink’s common stock.

(4)
The following table sets forth the composition of the aggregate balance of deferred compensation as of December 31, 2007 for each of the named executive officers.  It includes (a) the aggregate contributions made by each of the named executive officers, (b) the aggregate contributions made by Brink’s on behalf of each of the named executive officers, (c) dividends paid on Brink’s common stock for the common stock units in each named executive officer’s account and the change in market value of the common stock units based on the change in market value of Brink’s common stock and (d) the aggregate number of units representing shares of Brink’s common stock credited to each named executive officer’s account.

Name	Years of Participation	Aggregate Executive Contributions	Aggregate Company Contributions	Dividends and Changes in Market Value	Aggregate Balance(a)	Common Stock Units
Robert B. Allen	9	$827,690	$506,243	$1,550,496	$2,884,429	48,283
Steven E. Neace	7	335,293	169,324	323,410	828,027	13,861
Dwayne R. Sigler	8	944,708	228,020	1,195,632	2,368,360	39,644
Stephen C. Yevich	8	221,519	214,928	494,382	930,829	15,581
Carole L. Vanyo	7	308,229	150,866	337,190	796,285	13,329

(a)	Represents value as of December 31, 2007, including unit allocations on January 2, 2008.

General

Brink’s deferred compensation program is an unfunded plan that provides deferred compensation for a select group of Brink’s executives, including our named executive officers.  Under the deferred compensation program, a named executive officer is permitted to defer receipt of:

●	up to 100% of his or her cash incentive payments awarded under the KEIP (in 10% increments),

●	up to 50% of his or her base salary (in 5% increments),

●	any or all amounts that are prevented from being deferred, and the related matching contribution, under Brink’s 401(k) Plan as a result of the limitations imposed by the Code and

●	up to 100% of his or her cash incentive payments awarded under the MPIP (in 10% increments).

Brink’s provides matching contributions for deferred KEIP amounts (100% of the first 10% deferred), deferred salary (100% of the first 10% deferred) and supplemental
401(k) Plan contributions (125% of the first 5% of salary and KEIP deferrals less amounts deferred into Brink’s 401(k) Plan).

Amounts deferred under the salary and supplemental savings portion of the deferred compensation program, including Brink’s matching contributions, are converted on the first business day of the month following the month in which the deferral was made into common stock units that represent an equivalent number of shares of Brink’s common stock.  The dollar values are converted in accordance with the formula in the deferred compensation program, which is based on the average of the high and low per share quoted sale prices for Brink’s common stock as reported on the New York Stock Exchange Composite Transaction Tape for each trading day during the month immediately preceding the crediting of such units.  Dividends paid with respect to the common stock units in a participant’s account are also converted into common stock units using an average market price for Brink’s common stock on the payment date for the dividend.

Amounts deferred related to KEIP awards earned in 2006 and paid in 2007, including Brink’s matching contributions, were converted to common stock units using the average of the high and low per share quoted sales prices for Brink’s common stock for December 2006, the final month of the year during which the award was earned.  Effective January 1, 2007, the deferred compensation program was amended so that amounts paid after 2007 are converted into units based on the average market price for the month preceding the month in which the KEIP awards are paid.  Amounts deferred relative to MPIP awards paid in 2007 were converted using the average market price for the month in which the MPIP awards were paid.  Effective January 1, 2007, the deferred compensation program was amended so that amounts paid after 2007 are converted into units based on the average market price for the month preceding the month in which the MPIP awards are paid.

Distributions

General.  The deferred compensation program provides for distributions of one share of Brink’s common stock for each common stock unit in a participant’s account.  Cash is paid in lieu of the issuance of fractional shares.  However, the value of the shares of Brink’s common stock and cash distributed with respect to amounts deferred before January 1, 2007 may not be less than the following:

●	with respect to deferred salary, the amount of salary actually deferred by the participant, including related dividends, but excluding any matching contributions and related dividends; and

●
with respect to deferred cash incentive payments under the KEIP and the MPIP, the amount actually deferred by the participant under such plans, including related dividends, but excluding any matching contributions and related dividends.

This minimum value of the shares of Brink’s common stock and cash distributed with respect to deferred incentive payments does not apply to supplemental 401(k) Plan deferrals.

Termination upon Death, Retirement, Disability or Change in Control.  Upon the termination of participation as a result of death, normal or early retirement under Brink’s pension plan, total and permanent disability or termination for any reason within three years following a change in control of Brink’s, lump-sum distributions are made under the deferred compensation program six months after termination of employment.  A participant may elect, however, to receive the shares in up to 10 equal annual installments beginning after the last day of the sixth month following the fifth anniversary of the date of termination with respect to deferrals.  The deferred compensation program was amended in 2007, as a result of which both the six month delay and the five year and six month delay in payment following termination of employment now apply to deferrals made before December 31, 2004, which was previously not the case.  The deferred compensation program was also amended in 2007 to change the definition of “change in control” with respect to future awards to provide that a “change in control” will be triggered upon, among other things, consummation of (not shareholder approval of) a merger or other combination of Brink’s with another entity.

Termination Other Than upon Death, Retirement, Disability or Change in Control.  In the event that a participant’s employment terminates for a reason not described above, the participant receives the contributions made by the participant six months after termination of employment.  A participant may elect, however, to receive the shares in up to 10 equal annual installments beginning after the last day of the sixth month following the fifth anniversary of the date of termination with respect to deferrals.  The deferred compensation program was amended in 2007, as a result of which both the six month delay and the five year and six month delay in payment following termination of employment now apply to deferrals made before December 31, 2004, which was previously not the case.  In addition, the participant forfeits all common stock units attributable to matching contributions and related dividends for the year in which the termination occurs.  A participant’s common stock units attributable to Company matching contributions and related dividends vest based on the number of months that the participant participated in the deferred compensation program as follows.

Months of Participation	Vested Percentage
Less than 36 months	0%
at least 36 months but less than 48 months	50%
at least 48 months but less than 60 months	75%
60 months or more	100%

All of the named executive officers are fully vested.

The deferred compensation program previously provided that lump-sum distributions of a participant’s common stock units attributable to company matching contributions and related dividends were made following the third anniversary of the termination of participation.  The deferred compensation program has been amended to provide that such lump-sum distributions are made six months after termination of employment.

In-Service Distributions.  In 2007, the deferred compensation program was amended to eliminate the ability to receive in-service distributions, other than for the following one-time only exception.  Because of changes made to the deferred compensation program in response to Section 409A of the Code, and because of certain transition relief available under Section 409A that expires on December 31, 2008, the Brink’s Compensation Committee determined that it was appropriate to allow each participant to elect to receive an in-service distribution of the vested portion of his or her account under the deferred compensation program, provided that distributions would only be permitted if they were tax deductible by Brink’s under Code Section 162(m).  Accordingly, any participant who made an election by December 31, 2007 received a distribution on February 15, 2008 of the vested portion of his or her account under the deferred compensation program, subject to the Section 162(m) limitation.  The distribution was made in the form of Brink’s common stock.  Any undistributed portion of a participant’s account remained credited to his or her account under the deferred compensation program.  All of our named executive officers received a pay-out of their vested accounts under the deferred compensation program.

Potential Payments upon Termination or Change in Control

This section describes the payments that would have been made to each named executive officer under various termination of employment circumstances, or upon a change in control of Brink’s, on December 31, 2007.  The named executive officers are not parties to any contracts that would have provided for payments in connection with a termination of employment or a change in control of Brink’s on December 31, 2007, other than the general provisions of Brink’s benefit plans.  (However, as described under “—The Spin-Off—Interests of Certain Persons in the Spin-Off” and “—Compensation Discussion and Analysis— Contractual Agreements,” BHS has recently entered into change in control agreements with the named executive officers that will apply following the spin-off.)  This section does not address pension and deferred compensation benefits, since such benefits are described above under “—Pension Benefits” and “—Nonqualified Deferred Compensation.”  This section also does not address life insurance benefits under the Executive Life Insurance Plan, except in the case of disability (as explained below), since the company has no obligation to named executive officers under such plan other than to make the insurance premium payments described above.

Stock Options

If a change in control of Brink’s had occurred on December 31, 2007, all unvested options held by the named executive officers under the 2005 Equity Plan would have immediately vested.

For purposes of the 2005 Equity Plan, a change in control generally means the occurrence of any of the following events:

●
with respect to awards granted on or after November 16, 2007, (1) any consolidation or merger of Brink’s in which Brink’s is not the surviving corporation or in which the shares of Brink’s common stock would be converted into cash, securities or other property other than a consolidation or merger in which holders of the total voting power in the election of directors of Brink’s of all classes of common stock outstanding (exclusive of shares held by Brink’s affiliates) (referred to as “total voting power”) immediately before the consolidation or merger will have the same proportionate ownership of the total voting power in the election of directors of the surviving corporation immediately after the consolidation or merger, or (2) any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all the assets of Brink’s;

●
with respect to awards granted before November 16, 2007, the approval of Brink’s shareholders (or if such approval is not required, the approval of Brink’s Board of Directors) of any of the transactions set forth in (1) or (2) of the first bullet point above;

●
when any person, other than Brink’s, its affiliates or an employee benefit plan or trust maintained by Brink’s or its affiliates, becomes the beneficial owner, directly or indirectly, of more than 20% of the total voting power; or

●
if at any time during a period of two consecutive years, individuals who at the beginning of such period constituted the Brink’s Board of Directors cease for any reason to constitute at least a majority thereof, unless the election by Brink’s shareholders of each new director during such two-year period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such two-year period.

The spin-off does not meet the criteria of a change in control of Brink’s as defined in the 2005 Equity Plan.

Separately, in the absence of a change in control, if a named executive officer’s employment had terminated on December 31, 2007 due to retirement under Brink’s Pension-Retirement Plan or any pension plan sponsored by Brink’s or a subsidiary or due to disability, all unvested options held by the named executive officer would have become exercisable on the dates they would have otherwise become exercisable had the officer’s employment not terminated.  Similarly, if a named executive officer had died on December 31, 2007, all unvested options held by the named executive officer would have immediately vested and become exercisable.  In the tables below, the values shown for each type of termination are based on the difference between the closing price of the stock on December 31, 2007 and the respective options’ exercise prices, even though, in the case of retirement, the officers would not have been able to exercise their options until the dates the options would have otherwise vested.

MPIP

If a change in control of Brink’s (as defined as in the 2005 Equity Plan) had occurred on December 31, 2007, all outstanding MPIP awards would have been deemed to be earned at 150% of the specified target dollar amount.

Separately, in the absence of a change in control, if a named executive officer’s employment had terminated on December 31, 2007 due to retirement under Brink’s Pension-Retirement Plan or any pension plan sponsored by Brink’s or a subsidiary, death or disability, the named executive officer (or his or her beneficiary) would have earned prorated MPIP awards, based on the actual performance of the Company in the applicable performance measurement periods.  In the tables below, the values shown are calculated based on actual performance for the three-year performance measurement period ending December 31, 2007 and assuming target performance for the three-year performance measurement periods ending December 31, 2008 and 2009 (prorated for the portions of the periods completed by December 31, 2007).

Short-Term Disability Plan and Long-Term Disability Plan

In the event that a named executive officer became totally incapacitated on December 31, 2007, he or she would have received short-term disability benefits for the first six months during the disability period, in the amount of 100% of his or her current annual salary.  Thereafter, he or she would have received long-term disability benefits in the amount of 60% of his or her current annual salary plus the average of the last three years’ KEIP payments, with a maximum annual payment of $300,000.  These payments would have continued (as long as the executive were totally disabled) until the executive reached the social security full retirement age.  The disability benefits shown in the table below reflect the net present value of the payments discounted at 6%.

Executive Salary Continuation Plan

If a named executive officer had died on December 31, 2007, his or her beneficiary would have been paid a death benefit equal to three times the officer’s annual salary in effect on January 1, 2007.  Such benefit would have been paid out in equal installments over a ten-year period following the executive’s death.

During any period of disability of a named executive officer beginning on December 31, 2007, Brink’s would have continued to pay Executive Salary Continuation Plan premiums.  The Executive Salary Continuation Plan benefits shown in the table below reflect the net present value of the payments and premiums, discounted at 6%.

Executive Life Insurance Plan

During any period of disability of a named executive officer beginning on December 31, 2007, Brink’s would have continued to pay Executive Life Insurance Plan premiums for the officer.  The Executive Life Insurance Plan premiums shown in the table below reflect the net present value of the premiums, discounted at 6%.

Potential Payments upon Termination or Change in Control Tables

The following tables reflect the payments described above.  No payments would have been made to the named executive officers upon a termination of employment on December 31, 2007 following a change in control, other than the payments payable automatically upon a change in control and the payments payable upon the applicable type of termination of employment without a change in control (to the extent that such payments had not already been paid at the time of the change in control).

Change in Control

Name	Acceleration of Unvested Stock Options	MPIP Payment	Total
Robert B. Allen	$387,899	$900,000	$1,287,899
Steven E. Neace	110,822	450,000	560,822
Dwayne R. Sigler	66,500	337,500	404,000
Stephen C. Yevich	110,822	450,000	560,822
Carole L. Vanyo	110,822	450,000	560,822

Retirement

Name	Acceleration of Unvested Stock Option	Pro Rata MPIP Payment	Total
Robert B. Allen	$387,899	$465,000	$852,899
Steven E. Neace	110,822	252,701	363,523
Dwayne R. Sigler	66,500	189,525	256,025
Stephen C. Yevich	110,822	252,701	363,523
Carole L. Vanyo	110,822	252,701	363,523

Disability

Name	Acceleration of Unvested Stock Options	Pro Rata MPIP Payment	Short- and Long-Term Disability Benefits (including continued Executive Salary Continuation Plan and Executive Life Insurance Plan premium payments)	Total
Robert B. Allen	$387,899	$465,000	$2,621,655	$3,474,554
Steven E. Neace	110,822	252,701	1,958,367	2,321,890
Dwayne R. Sigler	66,500	189,525	1,849,509	2,105,534
Stephen C. Yevich	110,822	252,701	1,921,734	2,285,257
Carole L. Vanyo	110,822	252,701	1,869,317	2,232,840

Death

Name	Acceleration of Unvested Stock Options	Pro Rata MPIP Payment	Executive Salary Continuation Plan	Total
Robert B. Allen	$387,899	$465,000	$853,910	$1,706,809
Steven E. Neace	110,822	252,701	502,164	865,687
Dwayne R. Sigler	66,500	189,525	536,876	792,901
Stephen C. Yevich	110,822	252,701	546,132	909,655
Carole L. Vanyo	110,822	252,701	444,311	807,834

Director Compensation

BHS’s directors in 2007 were Michael T. Dan, Brink’s President and CEO, Austin F. Reed, Brink’s former Vice President, General Counsel and Secretary, and Robert B. Allen, BHS’s President and CEO.  Since these individuals were employees of Brink’s or BHS in 2007, they did not receive any additional compensation for their roles as directors of BHS.

As indicated under “Management—Directors and Executive Officers”, John S. Brinzo, Lawrence J. Mosner, Carl S. Sloane and Carroll R. Wetzel, Jr., will become directors upon the completion of the distribution.

We have adopted an initial director compensation program for our non-employee directors, to be effective immediately after the distribution, pursuant to which each director will receive an annual cash retainer of $40,000, a fee of $1,500 for each meeting of the board of directors attended and a fee of $1,000 for each committee meeting attended.  Additional retainers of $10,000, $7,500 and $5,000 will be paid to the chairs of the Audit and Ethics Committee, the Compensation and Benefits Committee and the Corporate Governance and Nominating Committee, respectively.  In addition, each director will receive $90,000 in annual equity-based compensation.

A founding directors’ equity grant of restricted stock units will be made to each of Messrs. Brinzo, Mosner, Sloane and Wetzel.  The restricted stock units granted to each such director will have a one-year vesting period and will have a value of $100,000, based on the ten-day average of the averages of the high and low trading prices of our common stock for each of the first ten trading days after the distribution.

We have adopted the following benefit plans that our directors will participate in following the distribution, which are similar to the corresponding Brink’s directors’ benefit plans.

Plan for Deferral of Directors’ Fees

Under the Plan for Deferral of Directors’ Fees, a director will be permitted to elect to defer receipt of his or her fees to future years and to receive interest thereon, compounded quarterly, at the prime commercial lending rate of JPMorgan Chase, as of the end of the previous calendar quarter.  Distributions from a director’s account, which will be permitted to be made before or after a director ceases to be a member of the Board, generally will be made in a single lump sum distribution; however, a director will be permitted to elect, in accordance with the deferral plan, to receive a distribution in up to 10 equal annual installments.  The elections made under the corresponding Brink’s plan by Transferring Directors will continue to apply for the portion of 2008 following the distribution.

Directors’ Stock Accumulation Plan

Under the terms of the Directors’ Stock Accumulation Plan (the “DSAP”), each non-employee director will receive, as of June 1, an allocation of DSAP units equal to 50% of the annual retainer currently in effect, divided by the average of the high and low per share quoted sale prices of BHS common stock on the first trading date in June as reported on the New York Stock Exchange Composite Transaction Tape.  Additional DSAP units will be credited to a participant’s account in respect of cash dividends paid on BHS common stock based upon the Directors’ Stock Accumulation Plan’s formula for accrual.

DSAP units credited to a director’s account under the plan will vest one year from their grant date, or, if earlier, upon the director’s termination of service or upon a change in control (generally as defined as in the 2005 Equity Plan, as summarized under “—Potential Payments upon Termination or Change in Control—Stock Options”).  Upon a participant’s termination of service, the distribution of shares of BHS common stock equal to the number of DSAP units allocated to such director’s account generally will be made in a single lump sum distribution; however, a participant will be permitted to elect, in accordance with the plan, to receive a distribution in up to 10 equal annual installments.

Non-Employee Directors’ Equity Plan

The Non-Employee Directors’ Equity Plan will provide for the grant of equity awards, including options, stock appreciation rights, restricted stock, “other stock based awards” or any combination thereof, to our non-employee directors.  The Board will have the sole discretion to determine the number or amount of any awards to be awarded to any participant.

Unless specifically provided to the contrary in any applicable award agreement under the Non-Employee Directors’ Equity Plan, upon a change in control (generally as defined as in the 2005 Equity Plan, as summarized under “—Potential Payments upon Termination or Change in Control—Stock Options”), all outstanding awards will become fully exercisable, will vest and will be settled, as applicable, and any restrictions applicable to any award will automatically lapse.

The stock options and deferred stock units of Transferring Directors that replace stock options and deferred stock units with respect to Brink’s common stock in connection with the Distribution, as described under “Treatment of Stock Options and Deferred Stock Units in the Spin-Off,” will be assumed or granted under the Non-Employee Directors’ Equity Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date hereof, all of the outstanding shares of our common stock are owned by Brink’s.  After the spin-off, Brink’s will not own any of our common stock.  The following table provides information with respect to the anticipated beneficial ownership of our common stock by:

●	each of our shareholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

●	each of our directors;

●	each officer named in the summary compensation table; and

●	all of our executive officers and directors as a group.

We based the share amounts on each person’s beneficial ownership of Brink’s on September 15, 2008, unless we indicate some other basis for the share amounts, and assuming a distribution ratio of one share of our common stock for each share of Brink’s common stock.

To the extent our officers and directors own Brink’s common stock at the time of the spin-off, they will participate in the distribution on the same terms as other holders of Brink’s common stock.  Except as otherwise noted in the footnotes, each person or entity identified in the table has sole voting and investment power with respect to the securities they hold.  Immediately following the spin-off, we estimate that 45.8 million shares of our common stock will be issued and outstanding based upon the shares of Brink’s common stock outstanding as of September 15, 2008, and assuming no exercise of Brink’s options, and applying the distribution ratio described above.

Name	Amount and Nature of Beneficial Ownership	Percentage of Class
Robert B. Allen	15,000	(a)(b)(c)	*
John S. Brinzo	0	(b)	*
Lawrence J. Mosner	0	(b)	*
Carl S. Sloane	11,866	(b)	*
Carroll R. Wetzel, Jr.	0		*
John S. Davis	0		*
Shawn L. Lucht	413	(b)(c)	*
Steven E. Neace	2,500	(b)(c)	*
Stacey V. Rapier	0	(b)(c)	*
Dwayne R. Sigler	27,101	(b)(c)	*
Robert D. Trotter	1,161	(b)(c)	*
Carole L. Vanyo	3,000	(b)(c)	*
Stephen C. Yevich	7,617	(b)(c)
All officers and directors as a group	68,658	(b)(c)	*
FMR LLC
Edward C. Johnson 3d 82 Devonshire Street Boston, MA 02109	7,273,701	(d)	15.89%
MMI Investments, L.P. MCM Capital Management, LLC 1370 Avenue of the Americas New York, NY 10019	3,189,900	(e)	6.97%

Name	Amount and Nature of Beneficial Ownership	Percentage of Class
Steel Partners II, L.P. Steel Partners II GP LLC Steel Partners LLC Warren G. Lichtenstein 590 Madison Avenue, 32nd Floor New York, NY 10022 Steel Partners II Master Fund L.P. c/o Morgan Stanley Fund Services (Cayman) Ltd. Cricket Square, 2nd Floor, Boundary Hall Hutchins Drive, P.O. Box 2681 Grand Cayman KY1-1111 Cayman Islands	3,027,310	(f)	6.61%

__________________
* Less than 1%

(a)	Indicates that common stock of BHS will be jointly held by named individual and another person.

(b)
These officers and directors have shares of Brink’s common stock which could be acquired within 60 days upon the exercise of options granted pursuant to the Brink’s stock option plans, as set forth below.  At the distribution date these Brink’s options will convert into options with respect to shares of BHS common stock, using a conversion ratio described in the Employee Matters Agreement; however as of September 15, 2008, the exact amount of options cannot be calculated.

Mr. Allen	35,001
Mr. Brinzo	10,517
Mr. Mosner	8,000
Mr. Sloane	8,000
Mr. Lucht	5,167
Mr. Neace	18,000
Ms. Rapier	6,000
Mr. Sigler	6,000
Mr. Trotter	8,000
Ms. Vanyo	15,501
Mr. Yevich	30,001
All officers and directors as a group	142,187

(c)
These officers have units representing shares of Brink’s common stock credited to respective accounts under the Brink’s deferred compensation program, rounded to the nearest whole unit as set forth below.   At the distribution date these units will convert into units with respect to shares of BHS common stock, using a conversion ratio described in the Employee Matters Agreement; however as of September 15, 2008, the exact amount of units cannot be calculated.

\
Mr. Allen	1,930
Mr. Lucht	1,055
Mr. Neace	1,041
Ms. Rapier	1,246
Mr. Sigler	1,658
Mr. Trotter	1,171
Ms. Vanyo	2,800
Mr. Yevich	1,171
All officers and directors as a group	12,072

(d)
Based solely on Amendment No. 2 to a report on Schedule 13G, dated February 13, 2008, filed with the SEC on February 14, 2008 by FMR LLC, a parent holding company, and Edward C. Johnson 3d, Chairman of FMR LLC (“Johnson”), FMR LLC will have sole voting power over 455,710 shares of BHS common stock, shared voting power over no shares of BHS common stock, sole dispositive power over 7,273,701 shares of BHS common stock and shared dispositive power over no shares of BHS common stock and Johnson will have sole voting power over no shares of BHS common stock, shared voting power over no shares of BHS common stock, sole dispositive power over 7,273,701 shares of BHS common stock and shared dispositive power over no shares of BHS common stock.

(e)
Based solely on Amendment No. 13 to a report on Schedule 13D, dated September 18, 2008, filed with the SEC on September 19, 2008 by MMI Investments, L.P. (“MMI”), a Delaware limited partnership engaged primarily in the business of investing in publicly traded securities, on behalf of itself and MCM Capital Management, LLC (“MCM”), a Delaware limited liability company that is the sole general partner of MMI and whose principal business is investing in publicly traded securities, MMI and MCM will have sole voting power over 3,189,900 shares of BHS common stock, shared voting power over no shares of BHS common stock, sole dispositive power over 3,189,900 shares of BHS common stock and shared dispositive power over no shares of BHS common stock.

(f)
Based solely on Amendment No. 6 to a report on Schedule 13D, dated April 10, 2008, filed with the SEC on April 15, 2008 by Steel Partners II, L.P., a Delaware limited partnership engaged primarily in the business of investing in securities (“Steel Partners II”), on behalf of itself and Steel Partners II Master Fund L.P., a Cayman Islands exempted limited partnership whose principal business is investing in securities (“Steel Master”), Steel Partners II GP LLC, a Delaware limited liability company whose principal business is serving as the general partner of Steel Partners II and Steel Master (“Steel GP LLC”), Steel Partners LLC, a Delaware limited liability company whose principal business is serving as the investment manager of Steel Partners II and Steel Master (“Partners LLC”), and Warren G. Lichtenstein (“Lichtenstein”), an individual whose principal business is investing in securities, Steel Partners II, Steel Master, Steel GP LLC, Partners LLC and Lichtenstein will have sole voting power over 3,027,310 shares of BHS common stock, shared voting power over no shares of BHS common stock, sole dispositive power over 3,027,310 shares of BHS common stock and shared dispositive power over no shares of BHS common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Brink’s

Following the spin-off, our Company and Brink’s will operate independently, and neither will have any ownership interest in the other.  In order to govern certain of the ongoing relationships between our Company and Brink’s after the spin-off and to provide mechanisms for an orderly transition, we and Brink’s are entering into certain agreements pursuant to which we will obtain certain services and rights from Brink’s, we and Brink’s will enter into certain non-compete and non-solicitation arrangements and we and Brink’s will indemnify each other against certain liabilities arising from our respective businesses.  The following is a summary of the terms of the material agreements we are entering into or we expect to enter into with Brink’s.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution agreement with Brink’s before the distribution of our shares of common stock to Brink’s shareholders.  The Separation and Distribution agreement will set forth our agreements with Brink’s regarding the principal transactions necessary to separate us from Brink’s.  It also will set forth other agreements that govern certain aspects of our relationship with Brink’s after the completion of the separation.

        Transfer of Assets and Assumption of Liabilities.  The Separation and Distribution Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary to separate us from Brink’s and ensure that each of us and Brink’s retains the assets of, and the liabilities associated with, its business.  The Separation and Distribution Agreement also will provide for the settlement or extinguishment of certain liabilities and other obligations between us and Brink’s and the contribution to us by Brink’s of cash in an amount to be determined.

        The Separation and Distribution Agreement describes certain actions related to the separation of us and Brink’s, which will occur prior to the distribution and will include the following (the following actions, collectively, the “Internal Transactions”):

●	the series of intercompany transactions that will be undertaken to transfer the outstanding capital stock of Brink’s Home Security, Inc. to us in a tax-free manner;

●
the transfer by Brink’s Home Security, Inc. of all the outstanding capital stock of Brink’s Guarding Services, Inc., our subsidiary that is the licensee under the existing brand license agreement with Brink’s Network, Incorporated and the sublicensor for the existing third party brand license agreement with Hampton Products International, Corp., to Brink’s;

●	the contribution by Brink’s to us of $50 million in cash; and

●	the settlement or forgiveness of intercompany payables and receivables among us and our subsidiaries, on the one hand, and Brink’s and its subsidiaries, on the other hand.

Except for certain existing arms’-length service contracts entered into in the ordinary course of business, any and all agreements, arrangements, commitments and understandings, including all intercompany accounts payable or accounts receivable, between us and our subsidiaries and other affiliates, on the one hand, and Brink’s and its subsidiaries and other affiliates, on the other hand, will terminate as of the distribution date.

In general, neither party will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents.  Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis.

The Distribution.  The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the proposed distribution.  Prior to the distribution, we will distribute to Brink’s as a stock dividend a sufficient number of shares of our common stock to enable Brink’s to effect the distribution.  Brink’s will cause its agent to distribute all the issued and outstanding shares of our common stock to Brink’s shareholders who hold Brink’s shares as of the applicable record date.

Additionally, the Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by Brink’s in its sole discretion.  For further information regarding these conditions, see the section entitled “The Spin-Off—Conditions to the Spin-Off” included elsewhere in this information statement.  Brink’s may, in its sole discretion, determine the distribution date and the terms of the distribution and may at any time until completion of the distribution decide to abandon or modify the distribution.

Termination.  The Separation and Distribution Agreement will provide that it may be terminated by Brink’s at any time prior to the distribution date.

Release of Claims.  We and Brink’s will agree to broad pre-closing releases pursuant to which each party will release the other party and its affiliates, successors and assigns and their respective shareholders, directors, officers, agents and employees from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the distribution.  These releases will be subject to certain exceptions set forth in the Separation and Distribution Agreement.

Indemnification.  We will indemnify Brink’s and its affiliates and their respective current and former directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing, against liabilities relating to, arising out of or resulting from:

●
our or any of our subsidiaries’ or affiliates’ businesses, including the failure to pay, perform or otherwise promptly discharge any of our or our subsidiaries’ or affiliates’ liabilities relating to, arising out of or resulting from such businesses, whether prior to or after the distribution date;

●	any breach by us or our affiliates of the Separation and Distribution Agreement or any of the ancillary agreements contemplated by the Separation and Distribution Agreement; and

●
the failure of us or any of our subsidiaries to make any required payments to third-party insurance carriers pursuant to certain insurance arrangements between us and Brink’s that will continue after the distribution related to workers’ compensation, auto liability and general liability.

Brink’s will indemnify us and our affiliates and our and their respective current and former directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing, against liabilities relating to, arising out of or resulting from:

●
its or any of its subsidiaries’ or affiliates’ businesses, including the failure to pay, perform or otherwise promptly discharge any of its or its subsidiaries’ or affiliates’ liabilities relating to, arising out of or resulting from such businesses, whether prior to or after the distribution date;

●	any breach by Brink’s or its affiliates of the Separation and Distribution Agreement or any of the ancillary agreements contemplated by the Separation and Distribution Agreement; and

●
the discontinued coal operations of Brink’s or any of its subsidiaries (including the entities comprising the Pittston Coal Group), including obligations of us or any of our subsidiaries or affiliates in our or its capacity as a “related party” pursuant to the Coal Industry Retiree Health Benefit Act of 1992, including the obligation to pay premiums to the United Mine Workers of America Combined Benefit Fund and the obligation to provide health care benefits for certain retired United Mine Workers of America miners.

        Any liabilities relating to, arising out of or resulting from any third party claim against us, Brink’s or any of our or Brink’s subsidiaries in connection with the spin-off (including any such claim arising out of or resulting from any untrue statement or alleged untrue statement of a material fact, or omission or alleged omission to state a material fact, required to be stated or necessary to make statements in this Form 10, including this information statement, or any other disclosure document not misleading) and any costs of defending any such claim will be shared equally by us and Brink’s, and each of us and Brink’s will indemnify each other to that effect.

The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified.  The Separation and Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters.

Exchange of Information.  The Separation and Distribution Agreement will provide that the parties will exchange certain information reasonably required to comply with reporting, filing, audit, litigation, tax, regulatory and other obligations.  In addition, the parties will use reasonable best efforts to retain information in accordance with Brink’s retention policies as in effect on the distribution date.  Subject to certain exceptions, each party and its affiliates and their respective directors, officers, employees and advisors will be required to keep confidential all information concerning the other party and its affiliates obtained prior to the separation or pursuant to the Separation and Distribution Agreement or any other ancillary agreement.

Further Assurances.  We and Brink’s agree to use reasonable best efforts to take all actions reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements related thereto.

Brand Licensing Agreement

We intend to enter into a Brand Licensing Agreement with Brink’s Network, Incorporated, a subsidiary of Brink’s, pursuant to which we will license the rights to use certain trademarks, including trademarks that contain the word “Brink’s”, in the United States, Canada and Puerto Rico.  In exchange for these rights, we will agree to pay a licensing fee equal to 1.25% of our net revenues.  The license will expire on the third anniversary of the date of the spin-off, subject to earlier termination upon the occurrence of certain events.

Transition Services Agreement

We intend to enter into a Transition Services Agreement with Brink’s pursuant to which Brink’s will provide certain specified services to us on an interim basis.  The specified services will include services in the following:  tax, legal, accounting, treasury, investor relations, insurance and risk management, health and welfare plans, pension/401(k) and compensation.  The services will be paid for by us as calculated in the Transition Services Agreement.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with Brink’s that will govern the respective rights, responsibilities and obligations of Brink’s and us after the spin-off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns.  Under the Tax Matters Agreement, we would also be required to indemnify Brink’s and its affiliates against tax liabilities attributable to us and resulting from audit adjustments for taxable periods during which we were a member of the Brink’s consolidated group.  As a subsidiary of Brink’s, we have joint and several liability with Brink’s to the IRS for the consolidated federal income taxes of the Brink’s group relating to the taxable periods ending on or prior to the spin-off.  Although we will continue to be jointly and severally liable with Brink’s for this liability following the spin-off under the Tax Matters Agreement, Brink’s has agreed to indemnify us for amounts relating to this liability to the extent not attributable to our liabilities.  It also will provide special rules for allocating tax liabilities in the event that the spin-off, together with certain related transactions, is not tax-free.  The Tax Matters Agreement will provide for certain covenants that may restrict our ability to pursue strategic or other transactions that may maximize the value of our business and may discourage or delay a change of control that you may consider favorable.  Though valid as between the parties, the Tax Matters Agreement will not be binding on the IRS.

Non-Compete Agreement

       We intend to enter into a Non-Compete Agreement with Brink’s, which will expire on the fifth anniversary of the distribution date, pursuant to which Brink’s will agree not to compete with us in the United States, Canada and Puerto Rico with respect to certain restricted activities specified in the Non-Compete Agreement in which we currently are, or currently are planning to be, engaged.

Subject to certain exceptions, during the term of the Non-Compete Agreement, Brink’s and its subsidiaries will not, and will not actively assist any other person to, directly or indirectly, participate in, engage in or carry on such restricted activities or own, operate, control, share any revenues of or have any profit or other debt or equity interest in any business that is engaged, directly or indirectly, in such restricted activities in the United States, Canada or Puerto Rico.  Furthermore, during the term of the Non-Compete Agreement, neither Brink’s nor any of its subsidiaries will enter into any new agreement to license any of the trademarks to be licensed by us pursuant to the Brand Licensing Agreement, including “Brink’s Home Security” or any other trademark using the word “Brink’s” or any derivation thereof, to any person (other than to us or any of our subsidiaries) for use in any such restricted activities in the United States, Canada and Puerto Rico.

During the period beginning on the distribution date and ending on the second anniversary of the distribution date, none of us, Brink’s or any subsidiary of us or Brink’s will solicit, recruit or hire any employee of the other party or any of its subsidiaries or encourage any such employee to leave his employment, except for general solicitations of or advertisements for employment and the solicitation of any such employee whose employment has been involuntarily terminated by the other party or any of its subsidiaries.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Brink’s that will set forth the agreements of Brink’s and us as to certain employee compensation and benefit matters.  Under the terms of the Employee Matters Agreement, except as otherwise specifically provided in the Employee Matters Agreement, we will retain all assets and liabilities arising out of employee compensation and benefits programs sponsored or maintained by us immediately prior to the distribution, and Brink’s will retain all assets and liabilities arising out of employee compensation and benefits programs sponsored or maintained by Brink’s immediately prior to the distribution.  Except as expressly provided in the Employee Matters Agreement, our employees will immediately cease active participation in Brink’s benefit plans and we will provide an appropriate level of compensation and benefits to our employees under one or more newly adopted benefit plans and arrangements.

Stock Options.  Any stock option granted under any of Brink’s equity incentive plans held by our employees, our former employees or Transferring Directors will be converted into an option to acquire, on the same terms and conditions as were applicable under such Brink’s stock option, BHS common stock, pursuant to a conversion formula that is intended to preserve the intrinsic value of the option.  Pursuant to the conversion formula, each Brink’s stock option will be converted into a stock option to acquire the number of shares of BHS common stock determined by multiplying (i) the number of shares of Brink’s common stock subject to such Brink’s stock option immediately prior to the distribution by (ii) the Option Ratio (as defined below).  The exercise price per share of each converted BHS stock option will be equal to the exercise price for each share of Brink’s common stock otherwise purchasable pursuant to the corresponding Brink’s stock option divided by the Option Ratio, and rounded up to the nearest whole cent.  The Option Ratio is a fraction, the numerator of which is the closing price per share of Brink’s common stock on the NYSE Composite Transactions Tape trading with “due bills” (i.e., trading at a price that includes the right to receive the dividend of BHS common stock, and therefore that reflects the combined value of the two companies) on the distribution date and the denominator of which is the closing price per share of BHS common stock on the NYSE Composite Transactions Tape trading on a “when issued” basis (i.e., trading at a price that represents the value of the BHS common stock as an independent company) on the distribution date.  Effective immediately upon the distribution, BHS will assume the converted BHS stock options and all liabilities related thereto under one or more new equity incentive plans of BHS.

Deferred Stock Units.  Any deferred stock unit granted under any of Brink’s equity incentive plans held by Transferring Directors will be forfeited and replaced with a deferred stock unit with respect to the number of shares of BHS common stock determined by multiplying (i) the number of shares of Brink’s common stock subject to such Brink’s deferred stock unit immediately prior to the distribution by (ii) the Option Ratio.  Each BHS deferred stock unit will have the same terms and conditions as were applicable under the corresponding Brink’s deferred stock unit.  Effective immediately upon the distribution, BHS will grant the BHS deferred stock units under one or more new equity incentive plans of BHS.

U.S. Retirement and Deferred Compensation Plans.  Brink’s will retain all assets and liabilities arising out of or relating to the qualified and non-qualified Brink’s defined benefit pension plans, and will make all required payments under such plans to our current or former employees.  For purposes of the vesting provisions of the Brink’s plans, our employees will continue to be treated as employees of Brink’s while employed by us following the distribution.

We have adopted a 401(k) plan for our employees.  Brink’s has transferred to the BHS 401(k) plan an amount equal to the account balances of our employees and former employees in the Brink’s 401(k) Plan.  Each of our employees has been credited with all service accrued with Brink’s prior to such transfer for all purposes under the BHS 401(k) plan.

Brink’s will retain all assets and liabilities arising out of or relating to the Brink’s Directors’ Stock Accumulation Plan and the Brink’s Plan for Deferral of Directors’ Fees, and will make all required payments to all participants in such plans.

We have adopted a deferred compensation plan (the “BHS Key Employees’ Deferred Compensation Program”) that will be effective immediately upon the distribution and will provide benefits to our employees and former employees previously participating in the Brink’s Key Employees’ Deferred Compensation Program.  Each of our employees and former employees will be credited with all service accrued with Brink’s prior to the distribution for purposes of the vesting provisions of the BHS Key Employees’ Deferred Compensation Program.  Following the distribution, all cash amounts deferred by our employees in the Brink’s Key Employees’ Deferred Compensation Program not previously converted into units will be converted into units.  We will assume and be solely responsible for all benefits of our employees and former employees under the Brink’s Key Employees’ Deferred Compensation Program with respect to all units standing to the credit of the accounts of such employees and former employees (“Converted Units”), and the Converted Units will be debited from such accounts.  We will establish an account under the BHS Key Employees’ Deferred Compensation Program for each such employee and former employee and will credit a number of units to the account of each such employee and former employee determined by multiplying the number of Converted Units previously in such employee or former employee’s account in the Brink’s Key Employees’ Deferred Compensation Program by the Option Ratio.  Following our assumption of such benefits, Brink’s will have no further liability with respect to any benefits assumed by us and we will indemnify Brink’s from and against any claims made by our employees or former employees or their dependents or beneficiaries with respect to such benefits.

Cash Incentive Plans.  We have adopted the BHS Management Performance Improvement Plan and Key Employees Incentive Plan, which will be effective immediately upon the distribution and will assume all liabilities with respect to our employees and former employees under the corresponding Brink’s plans for the performance periods commencing prior to and ending following the distribution date, and will continue those performance periods.

U.S. Welfare Benefits, Severance Plan and Other Matters.  We have established welfare benefit plans that provide an appropriate level of life insurance, health care, dental care, accidental death and dismemberment insurance, disability and other group welfare benefits for our employees employed in the United States that are comparable to the benefits provided under the corresponding Brink’s welfare benefit plans.  We will retain responsibility for all claims for welfare benefits incurred by such employees prior to, from and after the distribution.

We will retain all liabilities and obligations to our employees and their eligible dependents in respect of health insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985, the Health Insurance Portability and Accountability Act of 1996 and applicable state law.

We have established a cafeteria plan qualifying under Section 125 of the Internal Revenue Code that has accepted a spin-off of our employees’ flexible spending reimbursement accounts from the Brink’s cafeteria plan.

We have established a severance plan that provides benefits substantially the same as those available under the Brink’s severance plan.

Canada Benefit Plans.  Brink’s Canada Limited will freeze and wind-up all defined benefit and defined contribution benefit entitlements with respect to the employees and former employees of BHS Canada who are participating in the Retirement Plan for Brink’s Group Companies in Canada.  BHS Canada will provide a defined contribution or individual account arrangement for its employees.

We have established employee group benefit plans that provide an appropriate level of life insurance, health care, dental care, accidental death and dismemberment insurance and other employee group benefits for our employees in Canada that are comparable to the benefits provided under the corresponding Brink’s employee benefit plans.  We will retain responsibility for all claims for welfare benefits incurred by such employees prior to, from and after the distribution.

Miscellaneous.  No current or former directors, officers, employees or independent contractors of Brink’s or us are third party beneficiaries of the Employee Matters Agreement.  No provision of the Employee Matters Agreement constitutes a limitation on the rights of the respective companies to amend, modify or terminate any benefit plans or arrangements, and nothing in the Employee Matters Agreement is an amendment to any such plan or arrangement.  No provision of the Employee Matters Agreement requires the companies to continue the employment of any of their respective employees for any specific period of time following the distribution.

DESCRIPTION OF OUR CAPITAL STOCK

General

The following is a summary of information concerning our capital stock.  The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our amended and restated certificate of incorporation or of our amended and restated bylaws.  The summary is qualified in its entirety by reference to these documents, which you must read for complete information on our capital stock.  Our articles of incorporation and bylaws are included as exhibits to our registration statement on Form 10, of which this information statement is a part.

Distributions of Securities

In the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities that were not registered under the Securities Act of 1933, as amended.

Authorized Capital Stock

Immediately following the spin-off, our authorized capital stock will consist of 170 million shares of common stock, no par value, and 2 million shares of preferred stock, $10.00 par value per share.

Common Stock

Shares Outstanding.  Immediately following the spin-off, we estimate that approximately 45.8 million shares of our common stock will be issued and outstanding, based upon the shares of Brink’s common stock outstanding as of September 15, 2008, and assuming no exercise of Brink’s options, and applying the distribution ratio of one share of our common stock for every share of Brink’s common stock held as of the record date.

Dividends.  Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for that purpose.  Future dividends are dependent on our earnings, financial condition, cash flow and business requirements, as determined by our board of directors.  We have not determined our intended dividend policy, but we expect to do so prior to the spin-off and disclose those intentions in an amendment to this information statement.  All decisions regarding the payment of dividends by our company will be made by our board of directors from time to time in accordance with applicable law.

Voting.  The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Other rights.  Subject to any preferential liquidation rights of holders of a preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive dividends on their shares of common stock out of assets legally available for distribution when, as and if authorized and declared by our board and to share ratably in our assets legally available for distribution to our shareholders.

The holders of our common stock do not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our articles of incorporation authorize our board to designate and issue from time to time one or more series of preferred stock without shareholder approval.  Our board may fix and determine the preferences, limitations and relative rights of each series of preferred stock.  There are no present plans to issue any shares of preferred stock.

Certain Provisions of Virginia Law, Our Articles of Incorporation and Bylaws

Corporate Governance

Board of Directors; Number; Removal; Vacancies.  Virginia law provides that the board of directors of a Virginia corporation shall consist of a number of individuals specified in or fixed in accordance with the bylaws of the corporation or, if not specified in or fixed in accordance with the bylaws, then a number specified in or fixed in accordance with the articles of incorporation of the corporation.

Our articles of incorporation provide that our board of directors shall consist of not less than five nor more than nine directors, as specified in or fixed in accordance with our bylaws.  Our bylaws provide that the number of members of our board of directors shall be five.  Under Virginia law, our board of directors may amend the bylaws from time to time to increase or decrease the number of directors within the range specified above; provided, that any decrease in the number of directors may not shorten any incumbent director’s term or reduce any quorum or voting requirements until the person ceases to be a director.

Under Virginia law, a member of our board of directors may be removed by a majority of the votes entitled to be cast at a meeting of shareholders called expressly for that purpose at which a quorum is present.  Under our articles of incorporation, a director may be removed only for cause.  Our bylaws provide that any vacancies on the board may be filled by the affirmative vote of a majority of the remaining directors, even if the number of remaining directors may be less than a quorum.  Any vacancies created by an increase in the total number of directors may be filled by a majority vote of the board.  If the board of directors fills a vacancy, the director’s term expires at the next shareholders’ meeting at which directors are elected.

Classified Board; Election of Directors.  Our board of directors will be divided into three classes, each serving three-year terms.  The election of the classes will be staggered, such that only approximately one-third of our board will be up for election in any given year.  Furthermore, our articles of incorporation require the vote of 80% of our outstanding shares in order to remove the classification or make other changes to the structure of our board of directors.  Our articles of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Special Shareholder Meetings.  Under our bylaws, only our chairman of the board, chief executive officer or board of directors may call a special meeting of shareholders.

Shareholder Nominations and Proposals.  Shareholders of record may nominate persons for election to the board of directors or bring other business constituting a proper matter for shareholder action by providing proper notice to our secretary.  Proper notice includes providing timely notice, generally between 120 and 180 days prior to the relevant meeting (or prior to the first anniversary of the prior year’s annual meeting, in the case of annual meetings), and providing certain other information, as set forth in the bylaws.  Shareholders may only bring other business before annual meetings of shareholders and not before special meetings of shareholders.

Limitation of Liability and Indemnification Matters.  As permitted by Virginia law, our articles of incorporation provide that no director or officer shall be liable to us or our shareholders for monetary damages except for liability resulting from willful misconduct or a knowing violation of the criminal law or of any Federal or state securities laws.

Our articles of incorporation require us to indemnify any director, officer, or employee who was or is a party to a proceeding due to his or her status as our director, officer, or employee unless he or she was engaged in willful misconduct or a knowing violation of the criminal law.  We have been informed that in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy and is unenforceable.

Limitations on Change in Control

Affiliated Transactions Statute.  Virginia law contains provisions governing affiliated transactions.  In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested shareholder, which is any holder of more than 10% of any class of its outstanding voting shares, for a period of three years following the date that such person became an interested shareholder, unless:

●	a majority of disinterested directors; and

●	the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder,

approve the affiliated transaction.

Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an interested shareholder or any reclassification, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries, which increases the percentage of voting shares owned beneficially by an interested shareholder by more than 5%.  Because Brink’s currently owns 100% of our stock, the Virginia law provisions regulating affiliated transactions does not apply to Brink’s prior to the spin-off.

Control Share Acquisitions Statute.  Virginia has a control share acquisitions statute that, among other things, denies voting rights to shareholders to the extent their ownership rises above a certain threshold.  Pursuant to our bylaws, we have elected to opt out of this statute, as permitted by Virginia law.

Preferred Stock.  Our articles of incorporation authorize our board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights and other terms of such series.  See “—Preferred Stock” above.  Under this authority, our board could create and issue a series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of our capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of our common stock.  One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render more difficult for, or discourage an attempt by, a potential acquiror to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management.  The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without any action by our shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

New York Stock Exchange Listing

We intend to list our common stock on the New York Stock Exchange under the symbol “CFL.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement.  This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement.  For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits and schedules.  Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.  You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov.  Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning us at the following address.

Investor Relations
Brink’s Home Security Holdings, Inc.
8880 Esters Boulevard
Irving, TX 75063
Telephone: (972) 871-3130

We intend to furnish holders of our common stock with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you.  We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Brink’s Home Security, Inc.:

We have audited the accompanying consolidated balance sheets of Brink’s Home Security, Inc. and subsidiaries (Company) as of December 31, 2006 and 2007, and the related consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As disclosed in note 1 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective January 1, 2007, Statement of Financial Accounting Standards No. 123R, Share-Based Payment, effective January 1, 2006, Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, effective December 31, 2006, and Securities and Exchange Commission Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, effective December 31, 2006.

/s/ KPMG LLP

Dallas, Texas
May 29, 2008

BRINK’S HOME SECURITY, INC.
and subsidiaries

Consolidated Balance Sheets

	December 31,		June 30,
(In millions)	2006	2007	2008
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2.6	$3.3	$4.4
Accounts receivable (net of allowance: 2006–$4.7; 2007 – $4.4; 2008 – $4.7 (unaudited))	41.0	38.1	36.4
Prepaid expenses and other	6.2	9.8	9.0
Deferred income taxes	24.1	23.3	27.0
Total current assets	73.9	74.5	76.8

Property and equipment, net	536.7	606.0	637.0
Deferred subscriber acquisition costs, net	78.8	83.2	85.6
Total assets	$689.4	$763.7	$799.4

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$20.7	$23.4	$24.0
Payable to related parties	18.6	13.2	0.4
Payroll and other employee liabilities	12.0	13.8	14.2
Other accrued liabilities	27.5	20.9	20.1
Deferred revenue	34.4	39.6	41.9
Total current liabilities	113.2	110.9	100.6
Deferred revenue	164.5	178.6	181.9
Deferred income taxes	47.4	58.2	71.9
Other	6.7	10.5	11.1
Total liabilities	331.8	358.2	365.5

Commitments and contingent liabilities (notes 2, 6, 8 and 11)
Shareholder’s equity:
Common stock, $1.00 par value:
Shares authorized: 5.0
Shares issued and outstanding: 2.0	2.0	2.0	2.0
Capital in excess of par value	1.8	1.8	1.8
Retained earnings	355.1	403.6	431.9
Accumulated other comprehensive loss	(1.3)	(1.9)	(1.8)
Total shareholder’s equity	357.6	405.5	433.9
Total liabilities and shareholder’s equity	$689.4	$763.7	$799.4

See accompanying notes to consolidated financial statements.

BRINK’S HOME SECURITY, INC.
and subsidiaries

Consolidated Statements of Income

	Years Ended December 31,			Six Months Ended June 30,
(In millions, except per share amounts)	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)

Revenues	$392.1	$439.0	$484.4	$234.1	$261.7
Costs and Expenses:
Cost of revenues	239.4	259.1	271.9	131.2	142.8
Selling, general and administrative expenses	99.4	118.1	144.3	67.1	72.8
Total expenses	338.8	377.2	416.2	198.3	215.6

Other operating income, net	3.8	1.4	4.8	3.4	0.4
Operating profit	57.1	63.2	73.0	39.2	46.5
Interest expense	0.3	1.4	1.0	0.6	0.4
Income before income taxes	56.8	61.8	72.0	38.6	46.1
Provision for income taxes	20.8	25.5	27.8	14.7	17.8
Net income	$36.0	$36.3	$44.2	$23.9	$28.3

Pro forma net income per common share (unaudited)
Basic	0.79	0.79	0.96	0.52	0.62
Diluted	0.78	0.79	0.96	0.52	0.62

Pro forma weighted average common shares outstanding (unaudited)
Basic	45.8	45.8	45.8	45.8	45.8
Diluted	45.9	45.9	45.9	45.9	45.9

See accompanying notes to consolidated financial statements.

BRINK’S HOME SECURITY, INC.
and subsidiaries

Consolidated Statements of Comprehensive Income

	Years Ended December 31,			Six Months Ended June 30,
(In millions)	2005	2006	2007	2008
				(unaudited)
Net income	$36.0	$36.3	$44.2	$28.3
Other comprehensive income (loss) – foreign currency translation adjustments arising during the period	(0.1)	–	(0.6)	0.1
Comprehensive income	$35.9	$36.3	$43.6	$28.4

See accompanying notes to consolidated financial statements.

BRINK’S HOME SECURITY, INC.
and subsidiaries

Consolidated Statements of Shareholder’s Equity

Six Months Ended June 30, 2008, (unaudited) and the Years Ended December 31, 2007, 2006 and 2005

(In millions)	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Total

Balance as of December 31, 2004	$2.0	$1.8	$280.4	$(1.2)	$283.0

Net income	–	–	36.0	–	36.0
Other comprehensive loss	–	–	–	(0.1)	(0.1)
Balance as of December 31, 2005	2.0	1.8	316.4	(1.3)	318.9

Net income	–	–	36.3	–	36.3
Adoption of Securities and Exchange Commission Staff Accounting Bulletin 108, net of income taxes of $1.4 (see note 1)	–	–	2.4	–	2.4
Balance as of December 31, 2006	2.0	1.8	355.1	(1.3)	357.6

Net income	–	–	44.2	–	44.2
Other comprehensive loss	–	–	–	(0.6)	(0.6)
Adoption of Financial Accounting Standards Board Interpretation 48 (see notes 1 and 7)	–	–	4.3	–	4.3
Balance as of December 31, 2007	2.0	1.8	403.6	(1.9)	405.5

Net income (unaudited)	–	–	28.3	–	28.3
Other comprehensive income (unaudited)	–	–	–	0.1	0.1
Balance as of June 30, 2008 (unaudited)	$2.0	$1.8	$431.9	$(1.8)	$433.9

See accompanying notes to consolidated financial statements.

BRINK’S HOME SECURITY, INC.
and subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,			Six Months Ended June 30,
(In millions)	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	$36.0	$36.3	$44.2	$23.9	$28.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58.1	67.6	77.7	37.6	42.4
Impairment charges from subscriber disconnects	45.2	47.1	50.4	24.3	24.7
Amortization of deferred revenue	(29.5)	(31.2)	(34.2)	(16.7)	(20.0)
Deferred income taxes	(7.1)	6.9	9.6	8.3	10.0
Provision for uncollectible accounts receivable	2.5	8.0	10.6	4.7	5.3
Other operating, net	(1.8)	0.4	(1.4)	(0.9)	0.3
Change in operating assets and liabilities:
Accounts receivable	(9.4)	(13.9)	(8.8)	(2.4)	(3.6)
Accounts payable and accrued liabilities	13.2	18.9	10.0	1.1	6.5
Deferral of subscriber acquisition cost	(22.9)	(24.4)	(23.8)	(12.1)	(12.1)
Deferral of revenue from new subscribers	40.7	44.9	47.4	24.2	23.6
Prepaid and other current assets	(0.4)	(1.0)	(0.2)	(0.2)	0.1
Other, net	(5.5)	(3.7)	2.2	(0.9)	(0.1)
Net cash provided by operating activities	119.1	155.9	183.7	90.9	105.4

Cash flows from investing activities:
Capital expenditures	(162.2)	(163.9)	(177.8)	(87.9)	(90.1)
Insurance proceeds	–	–	2.0	2.0	–
Net cash used in investing activities	(162.2)	(163.9)	(175.8)	(85.9)	(90.1)

Cash flows from financing activities:
Change in cash overdrafts	2.7	(1.7)	(0.8)	3.9	(1.4)
Long-term debt repayments	(0.3)	–	–	–	–
Net contributions from (distributions to) parent and other related parties	42.8	8.9	(6.5)	(8.3)	(12.8)
Net cash provided (used) by financing activities	45.2	7.2	(7.3)	(4.4)	(14.2)
Effect of exchange rate changes on cash	–	–	0.1	0.1	–
Cash and cash equivalents:
Increase (decrease)	2.1	(0.8)	0.7	0.7	1.1
Balance at beginning of period	1.3	3.4	2.6	2.6	3.3
Balance at end of period	$3.4	$2.6	$3.3	$3.3	$4.4

Supplemental cash flow information:
Cash paid for:
Interest	$0.3	$0.4	$0.4	$0.2	$0.1
Income taxes, net:
Paid to related parties	25.7	13.2	16.9	14.7	17.8
Other	2.5	0.4	1.5	1.0	1.2

See accompanying notes to consolidated financial statements.

BRINK’S HOME SECURITY, INC.
and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business, Spin-Off, Basis of Presentation and Significant Accounting Policies

Business

Brink’s Home Security, Inc. and its subsidiaries (collectively, the “Company” or “BHS”), a Delaware corporation, is a wholly owned subsidiary of The Brink’s Company (“Brink’s” or “Parent”).  The Company markets, installs, services and monitors security alarm systems for approximately 1.3 million customers throughout North America, covering more than 250 metropolitan areas in all 50 states and two Canadian provinces.  Based on revenues, the Company believes it is the second largest provider of security alarm monitoring services for residential and commercial properties in North America.  The Company’s primary customers are residents of single-family homes, which compose more than 90% of the Company’s subscriber base.

The Spin-Off

On September 12, 2008, the board of directors of Brink’s approved the separation of Brink’s into two independent, publicly traded companies through the spin-off of 100% of the Company to holders of shares of Brink’s stock.  Brink’s intends to accomplish the spin-off by transferring the Company’s shares to Brink’s Home Security Holdings, Inc. (“BHS Holdings”), its wholly owned subsidiary having no material assets, liabilities or operations, and distributing the shares of BHS Holdings to Brink’s shareholders.  The spin-off is intended to be tax-free for U.S. Federal income tax purposes.  Following the distribution, Brink’s shareholders will directly own 100% of the equity in both Brink’s and BHS Holdings. The spin-off will not require a vote by Brink’s shareholders.

Basis of Presentation

The financial statements presented herein include the assets, liabilities, operating results and cash flows of the Company’s businesses.  These financial statements have been prepared using the Company’s historical basis in the assets and liabilities and the historical results of operations of the Company.

The historical financial statements include allocations of certain Brink’s corporate expenses.  Management believes the assumptions and methodologies underlying the allocation of general corporate overhead expenses from Brink’s are reasonable.  However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Company if it had operated as an independent, publicly traded company or of the costs expected to be incurred in the future.  As such, the financial information herein may not necessarily reflect the financial position, results of operations, and cash flows of the Company in the future or what it would have been had the Company been an independent, publicly traded company during the periods presented.  Refer to note 2 for further information regarding allocated expenses.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying unaudited consolidated financial statements as of June 30, 2008, and for the six months ended June 30, 2007 and 2008, have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  The unaudited financial statements as of June 30, 2008, and for the six month periods ended June 30, 2007 and 2008, have been prepared on the same basis as the financial statements as of December 31, 2006 and 2007, and for each of the three years in the period ended December 31, 2007, included herein, and in the opinion of management, reflect all adjustments, consisting of normal and recurring accruals, considered necessary to present fairly the Company’s financial position as of June 30, 2008, and the results of its operations and its cash flows for the six month periods ended June 30, 2007 and 2008.  The results of operations for the six months ended June 30, 2008, are not necessarily indicative of the results that may be expected for the year ending December 31, 2008, or for any other period.

Revenue Recognition

Major components of revenue for the Company include revenues associated with contractual monitoring and service revenues, non-refundable installation fees including connection fees and additional equipment installation fees, sales of equipment without an extended contractual relationship, and other services.  The Company follows Staff Accounting Bulletin 104, Revenue Recognition, which requires the Company to defer certain revenues associated with customer acquisition.

The Company recognizes contractual monitoring and service revenue monthly as it provide services pursuant to the terms of subscriber contracts, which have contract prices that are fixed and determinable.  The Company assesses the subscriber’s ability to meet the contract terms, including payment terms, before entering into the contract.  The Company generally defers revenues associated with installation fees and recognizes them using the straight-line method over the life of the customer relationship, which it estimates to be 15 years.  The Company recognizes revenues associated with the sale of products for which there is no attached extended contractual relationship when the products are delivered.  The Company recognizes revenues from services not covered by the terms of subscriber contracts as those services are rendered.

The Company immediately recognizes in earnings any unamortized balance of deferred revenue resulting from installation fees and the associated deferred cost in the event the related security system asset is disconnected and considered for impairment, as described under “Deferred Subscriber Acquisition Costs.”  Deferred installation fees immediately recognized at subscriber disconnect were $15.9 million for 2005, $16.2 million for 2006, and $17.8 million for 2007, and $8.7 million (unaudited) and $11.7 million (unaudited) for the periods ended June 30, 2007 and June 30, 2008, respectively.

The Company does not include taxes it collects from customers and remits to governmental authorities in revenues in its consolidated statements of income.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest.  The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses on the Company’s existing accounts receivable.  The Company determines the allowance based on historical write-off experience.  The Company reviews its allowance for doubtful accounts quarterly.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property and Equipment

The Company retains ownership of most security systems installed at subscriber locations.  Costs capitalized as part of security systems include equipment and materials used in the installation process, direct labor required to install the equipment at subscriber sites, and other costs associated with the installation process.  These other costs include the cost of vehicles used for installation purposes and the portion of telecommunication, facilities and administrative costs incurred primarily at our branches that are associated with the installation process.  In 2007, direct labor and other costs represent approximately 69% of the amounts capitalized, while equipment and materials represent approximately 31% of amounts capitalized.

The Company acquires ownership of some security system assets from third-party dealers.  These security system assets are capitalized at the contractually determined purchase price.

Most security system assets are depreciated using the straight-line method over the 15-year estimated economic useful lives of the assets.  The economic useful life of security systems is estimated based upon the Company’s ongoing analysis of all pertinent factors, including historical disconnect and reconnect data, as well as the estimated technological life of the installed systems.  The Company estimates the useful life of these security system assets primarily based on the percentage of security system assets that remain in active status as the installed systems age over time.  The Company updates this analysis at least annually.  Security systems at multi-family locations are depreciated using the straight-line method over the initial term of the related monitoring contracts, which range from three to ten years.

Property and equipment categories are depreciated using the straight-line method over the estimated useful lives as presented in the table below.

Estimated Useful Lives	Years
Buildings	22 to 30
Building leasehold improvements	3 to 10
Security systems	3 to 15
Capitalized software	5
Computers and other equipment	5 to 10

Expenditures for routine maintenance and repairs on property and equipment are charged to expense.  Major renewals, betterments and modifications are capitalized and amortized over the estimated useful life of the asset.

Part of the costs related to the development or purchase of internal-use software is capitalized and amortized over the estimated useful life of the software, generally on the straight-line method.  Costs that are capitalized include external direct costs of materials and services to develop or obtain the software, and internal costs, including compensation and employee benefits for employees directly associated with a software development project.

Deferred Subscriber Acquisition Costs

The Company incurs marketing and selling costs to obtain new subscribers.  Under the guidance of Staff Accounting Bulletin 104, Revenue Recognition, with additional guidance in Statement of Financial Accounting Standard (“SFAS”) 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, the Company defers certain subscriber acquisition costs, primarily incremental direct selling costs.  Substantially all of deferred subscriber acquisition costs consist of incremental sales compensation and fringe benefits, and referral fees paid which are directly related to successful subscriber acquisition efforts.  The amount of commissions deferred is based on the percentage of successful sales to total sales efforts.  The Company expenses all marketing costs and indirect selling costs as period costs.

For most installations, subscriber acquisition costs are less than deferred installation fees, and are amortized using a straight-line method over the 15 year estimated life of the customer relationship.  The Company bases the estimated life of the customer relationship on its ongoing annual analysis of subscriber and site retention.  When a security system asset is identified for disconnection and possible impairment, the Company immediately recognizes any unamortized deferred subscriber acquisition cost related to that installation.

For subscribers acquired through the Company’s Brink’s Home Technologies (“BHT”) activities, there are no deferred revenues.  The Company defers subscriber acquisition costs in accordance with SFAS 91 for these activities and amortizes these deferred costs using a straight-line method over the three-year initial monitoring contract term.  Deferred subscriber acquisition costs for each BHT activation typically approximate one-third of the minimum contractual revenues from the initial monitoring contract.

Accumulated amortization of deferred subscriber acquisition costs is $39.9 million and $42.4 million at December 31, 2006 and 2007, respectively, and $44.5 million (unaudited) at June 30, 2008.  The Company recorded impairment charges for deferred subscriber acquisition costs amounting to $7.1 million for 2005, $7.2 million for 2006, and $7.7 million for 2007 and $3.8 million (unaudited) and $2.8 million (unaudited) for the periods ended June 30, 2007 and 2008, respectively.  These charges are included in cost of revenues.

Impairment from Subscriber Disconnects

The Company reviews long-lived assets for possible impairment using the guidance in SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets.  Long-lived assets, including security systems, are reviewed for impairment when events or changes in circumstances indicate the carrying value of an asset may not be recoverable.  An impairment is indicated when the estimated total undiscounted cash flows associated with the asset or group of assets is less than the carrying value.  If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the actual net book value of the asset and its fair value.

The Company records impairment charges for security systems each period based on the carrying value of security systems estimated to be permanently disconnected during the period.  The carrying value is the actual remaining net book value associated with the security system disconnected.  The Company estimates the number of permanently disconnected security systems based on the actual disconnects during the period less an estimated number of those sites that will reconnect within a reasonable period in the future.  The estimate of sites that will reconnect within a reasonable period in the future is analyzed on an ongoing basis based on historical data.  For the sites that are expected to be reconnected within a reasonable period, the undiscounted cash flows expected to result from the reactivations exceed the carrying value of the security systems assets, and accordingly, no impairment is recorded for those assets.  Should the estimate of future reconnection experience change, the Company’s impairment charges would be affected.

The Company recorded impairment charges for disconnected security systems amounting to $38.1 million, $39.9 million and $42.6 million for the years ended December 31, 2005, 2006 and 2007, respectively, and $20.5 million (unaudited) and $21.9 million (unaudited) for the periods ended June 30, 2007 and 2008, respectively.  These charges are included in cost of revenues.

Advertising and Marketing Expense

The Company expenses advertising and marketing expenses when incurred.  Television media production costs are expensed upon the first broadcast of the respective advertisement.  Media broadcast advertising costs and printed materials and other advertising costs are expensed as incurred.  These expenses are $31.1 million, $33.4 million and $41.7 million for the years ended December 31, 2005, 2006 and 2007, respectively, and $19.3 million (unaudited) and $20.4 million (unaudited) in the periods ended June 30, 2007 and 2008, respectively, and are included in selling, general and administrative expenses.

Income Taxes

Deferred tax assets and liabilities are recorded to recognize the expected future tax benefits or costs of events that have been reported in different years for financial statement purposes than for tax purposes.  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which these items are expected to reverse.  Management periodically reviews recorded deferred tax assets to determine if it is more likely than not that they will be realized.  If management determines it is more likely than not that a deferred tax asset will not be realized, an offsetting valuation allowance is recorded, reducing earnings and the deferred tax asset in that period.

Foreign Currency Translation

The Company’s consolidated financial statements are reported in U.S. dollars.  A small portion of the Company’s business is transacted in Canadian dollars.  The Company’s Canadian subsidiary maintains its records in Canadian dollars.  The assets and liabilities are translated into U.S. dollars using rates of exchange at the balance sheet date and translation adjustments are recorded in other comprehensive income.  Revenues and expenses are translated at average rates of exchange in effect during the year.

Concentration of Credit Risks

Financial instruments which potentially subject the Company to concentrations of credit risks are principally cash and cash equivalents and accounts receivables.  Cash and cash equivalents are held by major financial institutions.  The large number and geographic diversity of its customer receivables limit the Company’s concentration of risk with respect to accounts receivable.

Use of Estimates

In accordance with GAAP, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements.   Actual results could differ materially from those estimates.  The most significant estimates used by management are revenue recognition, security system capitalization, the useful lives of security systems, deferred subscriber acquisition costs, impairment of security systems, and the allowance for doubtful accounts.

Pro Forma Earnings Per Share (unaudited)

The number of shares used to compute pro forma basic earnings per share is 45.8 million, which is the number of shares of BHS Holdings common stock assumed to be outstanding on the distribution date (based on number of shares of Brink’s common stock outstanding on September 15, 2008) based on a distribution ratio of one share of BHS Holdings common stock for every share of Brink’s common stock outstanding. The number of shares used to compute pro forma diluted earnings per share is based on the number of shares of BHS Holdings common stock assumed to be outstanding on the distribution date, plus the estimated potential dilution that could have occurred on September 15, 2008, if options granted under Brink’s equity-based compensation arrangements were exercised or converted into BHS Holdings common stock.  This calculation may not be indicative of the actual dilutive effect that will actually result from the conversion of Brink’s equity-based compensation arrangements into BHS equity-based compensation arrangements or the effect of any future grant of new equity awards prior to the actual distribution date.

Accounting Corrections

During the six months ended June 30, 2008, an adjustment was made to correct amounts previously reported for prior annual periods for the writeoff of deferred subscriber acquisition costs and deferred revenue associated with the termination of customer relationships.  For the six months ended June 30, 2008, this adjustement increased revenues by $1.8 million, and increased net income by $1.5 million, including an increase in operating profit of $2.4 million.  Additionally, a reclassification has been made to properly classify all amortization and impairment charges related to deferred subscriber acquisition costs in cost of revenues, in accordance with the Company’s accounting policy as stated earlier in this note 1.  The amounts reclassified from selling, general and administrative expense to cost of revenues were $12.8 million, $12.6 million and $12.5 million for the years ended December 31, 2005, 2006 and 2007, respectively.  This reclassification had no effect on operating profit or net income for any period presented.  The Company has concluded that these items are not material to the current period or any previous annual period.

New Accounting Standards

Adopted Standards

The Company adopted Financial Accounting Standards Board (“FASB”) Interpretation 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS 109 (“FIN 48”), effective January 1, 2007.  This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109, Accounting for Income Taxes (“SFAS 109”).  It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return.  The adoption of this interpretation increased retained earnings at January 1, 2007, by $4.3 million.

The Company adopted SFAS 123(R), Share-Based Payment, effective January 1, 2006.  Prior to adopting SFAS 123(R), the Company accounted for its participation in Brink’s share-based compensation plans using the intrinsic-value method under Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, as permitted by SFAS 123, Accounting for Stock-Based Compensation, the predecessor to SFAS 123(R).  Under the intrinsic-value method, no share-based compensation cost was recognized as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.  SFAS 123(R) eliminates the use of the intrinsic-value method of accounting and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the fair value of those awards.  In addition, SFAS 123(R) requires additional accounting and disclosures for the income tax and cash flow effects of share-based payment arrangements.

The Company adopted SFAS 123(R) using the “modified prospective” transition method.  Under the modified prospective transition method, the Company began recognizing share-based compensation costs on January 1, 2006, but did not restate prior periods.  The amount of compensation cost recognized was computed based on the requirements of SFAS 123(R) for share-based awards granted in 2006, and based on the requirements of SFAS 123 for the unvested portion of awards granted prior to 2006.  See note 8 for more information and for the required pro forma disclosures under SFAS 123 for periods prior to 2006.  The adjustments and disclosures required by SFAS 123 and SFAS 123(R) have been reflected within Brink’s financial statements.  Brink’s then allocates a portion of those expenses to the Company based on the number of options granted to the Company’s officers and employees.

The Company adopted SEC Staff Accounting Bulletin 108 (“SAB 108”), effective December 31, 2006, which is codified as SAB Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.  SAB 108 requires companies to quantify misstatements using both a balance sheet and an income statement approach (“dual method” approach) and to evaluate whether either approach results in an error that is material in light of relevant quantitative and qualitative factors.  Prior to the adoption of SAB 108, the Company evaluated errors using only the income statement approach.

The Company had previously identified that it had been incorrectly applying its accounting policy for recording impairment charges upon subscriber disconnects.  Prior to the adoption of SAB 108, the Company determined that this incorrect application was not material to the financial statements using the income statement approach.  The correction of this application was considered material using the dual method approach due to the impact on the trend of operating profit of the Company.  Upon adoption of SAB 108, to correctly apply its accounting policy to subscriber disconnects, the Company recorded a $3.8 million ($2.4 million after tax) increase to shareholder’s equity in 2006.

The Company adopted SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R), effective December 31, 2006.  Prior to the adoption of SFAS 158, the Company accounted for its pension plans under SFAS 87, Employers’ Accounting for Pensions (“SFAS 87”), as previously amended.  SFAS 158 requires companies to recognize the funded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its balance sheet and to recognize changes in funded status through comprehensive income in the year in which the changes occur.  As described in note 2, the Company accounts for its participation in Brink’s plans using the multi-employer approach.  Pension assets and liabilities of Brink’s plans are recorded by Brink’s and have not been recognized by the Company.  The adoption of SFAS 158 had no effect on the Company.

The Company adopted SFAS 159, The Fair Value Option for Financial Assets and Liabilities – Including an amendment of FASB Statement No. 115, effective January 1, 2008.  SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value (the “fair value option”).  Unrealized gains and losses, arising subsequent to the election of the fair value option, are reported in earnings.  The Company did not elect the fair value option for existing assets or liabilities upon adoption.  Therefore, the implementation of SFAS 159 did not have an effect on the Company’s results of operations or financial position.

Standards Not Yet Adopted

In September 2006, the FASB issued SFAS 157, Fair Value Measurements.  In February 2008, the FASB issued FASB Staff Position 157-2, Partial Deferral of the Effective Date of SFAS 157, which delayed the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities.  The Company adopted SFAS 157, effective January 1, 2008, for financial assets and financial liabilities.  SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosure of fair value measurements.  SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing the asset or liability.  The implementation of SFAS 157, as it relates to the Company’s financial assets and financial liabilities, did not have a material effect on the Company’s results of operations or financial position.  The Company is currently evaluating the potential impact, if any, on its nonfinancial assets and liabilities.

In December 2007, the FASB issued SFAS 141(R), Business Combinations.  SFAS 141(R) establishes requirements for an acquirer to record the assets acquired, liabilities assumed, and any related noncontrolling interest related to the acquisition of a controlled subsidiary, measured at fair value as of the acquisition date.  The Company is required to adopt SFAS 141(R) in the first quarter of 2009.  The Company does not currently expect that the implementation of SFAS 141(R) will have a material effect on the Company’s results of operations and financial position.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements.  SFAS 160 amends Accounting Research Bulletin 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary, as well as for the deconsolidation of a subsidiary.  Specifically, SFAS 160 clarifies that noncontrolling interests in a subsidiary should be reported as equity in the consolidated financial statements.  The Company is required to adopt SFAS 160 in the first quarter of 2009.  The Company does not currently expect that the implementation of SFAS 160 will have a material effect on the Company’s results of operations and financial position.

Note 2 – Transactions with Related Parties

Allocation of Brink’s General and Administrative Corporate Expenses

Expenses relating to services provided to the Company by Brink’s have been allocated to the Company and are reflected in the accompanying financial statements.  These services include treasury, accounting, tax, legal, internal audit, human resources, investor relations, general management, real estate, insurance, risk management and other statutory functions such as board of directors and other centrally managed employee benefit arrangements that benefit the Company’s business.  The allocation of costs was estimated based on Brink’s employees’ percentage of time spent on BHS matters.  The costs that Brink’s allocated include overhead and other indirect costs.  The Company has recorded allocated costs of $3.3 million in 2005, $7.1 million in 2006, $8.0 million in 2007 and $3.3 million in the six months ended June 30, 2008, (unaudited) within selling, general and administrative expenses.

Payable to Related Parties

When necessary, Brink’s has provided the Company funds for its operating cash needs.  The Company’s excess funds have been advanced to Brink’s.  Intercompany accounts are maintained for such borrowings that occur between the Company’s operations and Brink’s.  For purposes of the statements of cash flows, the Company reflects intercompany activity as a financing activity.  Interest expense under this arrangement was zero for 2005, $0.9 million for 2006 and $0.7 million for 2007.

Interest expense incurred by the Company associated with its payable to related parties other than Brink’s was $0.2 million for 2005, $0.4 million for 2006 and $0.3 million for 2007.  The following table summarizes payables to related parties.

	December 31
(In millions)	2006	2007
Payable to:
The Brink’s Company	$11.6	$9.0
Brink’s Canada	7.0	4.2
Total	$18.6	$13.2

Brand License Agreement

The Company has a brand license agreement with a subsidiary of Brink’s that allows the Company to use Brink’s trademark for certain products and services.  The Company is contractually required to pay a royalty to the Brink’s subsidiary based on the Company’s revenues.  Royalty expense was $27.0 million in 2005, $30.1 million in 2006 and $33.2 million in 2007, and $17.8 million in the six months ended June 30, 2008 (unaudited), and is included in cost of revenues.

Allocation of Income Tax Expense

The Company and its U.S. subsidiaries have been included in the consolidated U.S. Federal income tax return filed by Brink’s.

Brink’s consolidated tax provision and actual cash payments for U.S. Federal and state income taxes are allocated to the Company in accordance with Brink’s tax allocation policy.  In general, Brink’s consolidated U.S. tax provision and related tax payments or refunds are allocated to the Company based principally upon the financial income, taxable income, credits and other amounts directly related to the Company, as if the Company filed its own tax returns.

Allocation of Expense related to Brink’s U.S. and Canadian Pension Plans

The Company’s pension cost related to its participation in Brink’s U.S. and Canadian noncontributory defined benefit pension plans is actuarially determined based on its respective employees and an allocated share of the pension plans’ assets and is calculated in accordance with SFAS 87.  As the Company participated in Brink’s plans, it accounted for its pension costs under the multi-employer plan approach, and has recognized the pension costs allocated to it by Brink’s as expense, with a corresponding liability to Brink’s.  The cost of the Company’s participation in the Brink’s U.S. pension plans was $5.9 million in 2005, $0.4 million in 2006 and $0.1 million in 2007.  Brink’s froze its U.S. pension plans effective December 31, 2005.  The cost of the Company’s participation in the Brink’s Canadian pension plan was $0.1 million in both 2005 and 2006 and $0.2 million in 2007.  Pension-related costs are allocated between cost of revenues and selling, general and administrative expenses based on the job functions of employees.  Management believes such method of expense allocation provides a reasonable and equitable estimate of the costs attributable to the Company.  The related pension assets and liabilities are recorded by Brink’s and have not been allocated to the Company.

Savings Plans

U.S. employees engaged in the Company’s business participate in defined contribution savings plans sponsored by Brink’s.  These plans generally provide either a specified percent of pay or a matching contribution on participating employees’ voluntary elections.  Brink’s matching contributions typically are subject to a maximum percentage or level of compensation.  Employee contributions can be made pretax, after-tax or a combination thereof.  Expenses from defined contribution savings plans were allocated to the Company on an employee-by-employee basis.  The Company’s expense related to the U.S. plan was $2.0 million in 2005, $5.6 million in 2006 and $6.2 million in 2007 and is allocated between cost of revenues and selling, general and administrative expenses based on the job functions of employees.  In conjunction with Brink’s freezing its U.S. pension plans, Brink’s increased the company-match percentage of employee savings plan contributions beginning in 2006.

Expected Agreements Following Spin-Off (unaudited)

Following the spin-off, BHS and Brink’s will operate independently, and neither will have any ownership interest in the other.  In order to govern certain of the ongoing relationships between BHS and Brink’s after the spin-off and to provide mechanisms for an orderly transition, BHS and Brink’s are entering into certain agreements pursuant to which BHS will obtain certain services and rights from Brink’s, BHS and Brink’s will enter into certain non-compete and non-solicitation arrangements and BHS and Brink’s will indemnify each other against certain liabilities arising from their respective businesses.  The following is a brief description of the terms of the material agreements BHS is entering into or expects to enter into with Brink’s.  For additional information regarding the material agreements, see “Certain Relationships and Related Party Transactions.”

Separation and Distribution Agreement.  BHS intends to enter into a Separation and Distribution agreement with Brink’s before the distribution of BHS shares of common stock to Brink’s shareholders.  The Separation and Distribution agreement will set forth BHS’s agreements with Brink’s regarding the principal transactions necessary to separate BHS from Brink’s and will govern the rights and obligations of the parties regarding the proposed distribution.  It also will set forth other agreements that govern certain aspects of BHS’s relationship with Brink’s after the completion of the separation.

Brand Licensing Agreement.  BHS intends to enter into a Brand Licensing Agreement with Brink’s Network, Incorporated, a subsidiary of Brink’s pursuant to which BHS will license the right to use certain trademarks, including trademarks that contain the word “Brink’s”, in the United States, Canada and Puerto Rico.  In exchange for these rights, BHS will agree to pay a licensing fee equal to 1.25% of BHS’s net revenues.  The license will expire on the third anniversary of the date of the spin-off, subject to earlier termination at BHS’s discretion or upon the occurrence of certain events.

Transition Services Agreement.  BHS intends to enter into a Transition Services Agreement with Brink’s pursuant to which Brink’s will provide certain specified services to BHS on an interim basis.  The specified services include services in the following: tax, legal, accounting, treasury, investor relations, insurance and risk management, health and welfare plans, pension/401(k) and compensation.  The services will be paid for by BHS, as calculated in the Transition Services Agreement.

Tax Matters Agreement.  BHS intends to enter into a Tax Matters Agreement with Brink’s that will govern the respective rights, responsibilities and obligations of the Company and Brink’s after the spin-off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns.  Under the Tax Matters Agreement, the Company would also be required to indemnify Brink’s and its affiliates against tax liabilities attributable to BHS and resulting from audit adjustments for taxable periods during which the Company was a member of the Brink’s consolidated group.  As a subsidiary of Brink’s, the Company has joint and several liability with Brink’s to the Internal Revenue Service (“IRS”) for the consolidated Federal income taxes of the Brink’s group relating to the taxable periods ending on or prior to the spin-off.  Although the Company will continue to be jointly and severally liable with Brink’s for this liability following the spin-off under the Tax Matters Agreement, Brink’s has agreed to indemnify BHS for amounts relating to this liability to the extent not attributable to the Company’s liabilities.  It also will provide special rules for allocating tax liabilities in the event that the spin-off, together with certain related transactions, are not tax-free.  The Tax Matters Agreement will provide for certain covenants that may restrict the Company’s ability to pursue strategic or other transactions that may maximize the value of BHS’s business and may discourage or delay a change of control that may be considered favorable to Brink’s shareholders.  Though valid as between the parties, the Tax Matters Agreement will not be binding on the IRS.

Non-Compete Agreement.  BHS intends to enter into a Non-Compete Agreement with Brink’s, which will expire on the fifth anniversary of the distribution date, pursuant to which Brink’s will agree not to compete with us in the United States, Canada and Puerto Rico with respect to certain restricted activities specified in the Non-Compete Agreement in which we currently are, or currently are planning to be, engaged.  The Non-Compete Agreement will also govern certain non-solicitation arrangements between BHS and Brink’s during the period beginning on the distribution date and ending on the second anniversary of the distribution date.

Employee Matters Agreement.  BHS intends to enter into an Employee Matters Agreement with Brink’s that will set forth the agreements of Brink’s and BHS as to certain employee compensation and benefit matters.  Under the terms of the Employee Matters Agreement, except as otherwise specifically provided in the Employee Matters Agreement, BHS will retain all assets and liabilities arising out of employee compensation and benefits programs sponsored or maintained by BHS immediately prior to the distribution, and Brink’s will retain all assets and liabilities arising out of employee compensation and benefits programs sponsored or maintained by Brink’s immediately prior to the distribution.  Except as expressly provided in the Employee Matters Agreement, BHS’s employees will immediately cease active participation in Brink’s benefit plans and BHS will provide an appropriate level of compensation and benefits to BHS employees under one or more newly adopted benefit plans and arrangements.

Stock Options.  Any stock option granted under Brink’s equity incentive plans held by BHS employees, BHS former employees or Transferring Directors will be converted into an option to acquire, on the same terms and conditions as were applicable under such Brink’s stock option, BHS common stock, pursuant to a conversion formula that is intended to preserve the intrinsic value of the option.  Pursuant to the conversion formula, each Brink’s stock option will be converted into a stock option to acquire the number of shares of BHS common stock determined by multiplying (i) the number of shares of Brink’s common stock subject to such Brink’s stock option immediately prior to the distribution by (ii) the Option Ratio (as defined below).  The exercise price per share of each converted BHS stock option will be equal to the exercise price for each share of Brink’s common stock otherwise purchasable pursuant to the corresponding Brink’s stock option divided by the Option Ratio, and rounded up to the nearest whole cent.  The Option Ratio is a fraction, the numerator of which is the closing price per share of Brink’s common stock on the NYSE Composite Transactions Tape trading with “due bills” (i.e., trading at a price that includes the right to receive the dividend of BHS common stock, and therefore that reflects the combined value of the two companies) on the distribution date and the denominator of which is the closing price per share of BHS common stock on the NYSE Composite Transactions Tape trading on a “when issued” basis (i.e., trading at a price that represents the value of the BHS common stock as an independent company) on the distribution date.  Effective immediately upon the distribution, BHS will assume the converted BHS stock options and all liabilities related thereto under one or more new equity incentive plans of BHS.

Deferred Stock Units.  Any deferred stock unit granted under any of Brink’s equity incentive plans held by Transferring Directors will be forfeited and replaced with a deferred stock unit with respect to the number of shares of BHS common stock determined by multiplying (i) the number of shares of Brink’s common stock subject to such Brink’s deferred stock unit immediately prior to the distribution by (ii) the Option Ratio.  Each BHS deferred stock unit will have the same terms and conditions as were applicable under the corresponding Brink’s deferred stock unit.  Effective immediately upon the distribution, BHS will grant the BHS deferred stock units under one or more new equity incentive plans of BHS.

U.S. Retirement and Deferred Compensation Plans.  Brink’s will retain all assets and liabilities arising out of or relating to the qualified and non-qualified Brink’s defined benefit pension plans and will make all required payments under such plans to BHS’s current or former employees.   For purposes of the vesting provisions of the Brink’s plans, BHS employees will continue to be treated as employees of Brink’s while employed by BHS following the distribution.

BHS has adopted a 401(k) plan for its employees.  Brink’s has transferred to the BHS 401(k) plan an amount equal to the account balances of BHS employees and former employees in the Brink’s 401(k) Plan.  Each of BHS’s employees has been credited with all service accrued with Brink’s prior to such transfer for all purposes under the BHS 401(k) plan.

Brink’s will retain all assets and liabilities arising out of or relating to the Brink’s Directors’ Stock Accumulation Plan and the Brink’s Plan for Deferral of Directors’ Fees and will make all required payments to all participants in such plans.

BHS has adopted a deferred compensation plan (the “BHS Key Employees’ Deferred Compensation Program”) that will be effective immediately upon the distribution and will provide benefits to its employees and former employees previously participating in the Brink’s Key Employees’ Deferred Compensation Program.  Each of BHS’s employees and former employees will be credited with all service accrued with Brink’s prior to the distribution for purposes of the vesting provisions of the BHS Key Employees’ Deferred Compensation Program.  Following the distribution, all cash amounts deferred by BHS employees in the Brink’s Key Employees’ Deferred Compensation Program not previously converted into units will be converted into units.  BHS will assume and be solely responsible for all benefits of its employees and former employees under the Brink’s Key Employees’ Deferred Compensation Program with respect to all units standing to the credit of the accounts of such employees and former employees (“Converted Units”), and the Converted Units will be debited from such accounts.  BHS will establish an account under the BHS Key Employees’ Deferred Compensation Program for each such employee and former employee and will credit a number of units to the account of each such employee and former employee determined by multiplying the number of Converted Units previously in such employee or former employee’s account in the Brink’s Key Employees’ Deferred Compensation Program by the Option Ratio.  Following BHS’s assumption of such benefits, Brink’s will have no further liability with respect to any benefits assumed by BHS and BHS will indemnify Brink’s from and against any claims made by BHS employees or former employees or their dependents or beneficiaries with respect to such benefits.

Cash Incentive Plans.  BHS has adopted a BHS Management Performance Improvement Plan and Key Employees Incentive Plan, which will be effective immediately upon the distribution and will assume all liabilities with respect to BHS employees and former employees under the corresponding Brink’s plans for the performance periods commencing prior to and ending following the distribution date, and will continue those performance periods.

U.S. Welfare Benefits, Severance Plan and Other Matters.  BHS has established welfare benefit plans that provide an appropriate level of life insurance, health care, dental care, accidental death and dismemberment insurance, disability and other group welfare benefits for BHS employees employed in the United States that are comparable to the benefits provided under the corresponding Brink’s welfare benefit plans.  BHS will retain responsibility for all claims for welfare benefits incurred by such employees prior to, from and after the distribution.

BHS will retain all liabilities and obligations to its employees and their eligible dependents in respect of health insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985, the Health Insurance Portability and Accountability Act of 1996 and applicable state law.

BHS has established a cafeteria plan qualifying under Section 125 of the Internal Revenue Code that has accepted a spin-off of BHS employees’ flexible spending reimbursement accounts from the Brink’s cafeteria plan.

BHS has established a severance plan that will provide benefits substantially the same as those available under the Brink’s severance plan.

Canada Benefit Plans.  Brink’s Canada Limited will freeze and wind-up all defined benefit and defined contribution benefit entitlements with respect to the employees and former employees of BHS Canada who are participating in the Retirement Plan for Brink’s Group Companies in Canada.  BHS Canada will provide a defined contribution or individual account arrangement for its employees.

BHS has established employee group benefit plans that provide an appropriate level of life insurance, health care, dental care, accidental death and dismemberment insurance and other employee group benefits for its employees in Canada that are comparable to the benefits provided under the corresponding Brink’s employee benefit plans.  BHS will retain responsibility for all claims for welfare benefits incurred by such employees prior to, from and after the distribution.

Miscellaneous.  No current or former directors, officers, employees or independent contractors of Brink’s or BHS are third party beneficiaries of the Employee Matters Agreement.  No provision of the Employee Matters Agreement constitutes a limitation on the rights of the respective companies to amend, modify or terminate any benefit plans or arrangements, and nothing in the Employee Matters Agreement is an amendment to any such plan or arrangement.  No provision of the Employee Matters Agreement requires the companies to continue the employment of any of their respective employees for any specific period of time following the distribution.

Note 3 – Accounts Receivable

	December 31,
(In millions)	2006	2007

Trade	$43.4	$41.3
Other	2.3	1.2
	45.7	42.5
Allowance for doubtful accounts	(4.7)	(4.4)
Accounts receivable, net	$41.0	$38.1

	Years Ended December 31,
(In millions)	2005	2006	2007

Allowance for doubtful accounts:
Beginning of year	$5.6	$4.1	$4.7
Provision for uncollectible accounts receivable	2.5	8.0	10.6
Write offs less recoveries	(4.0)	(7.4)	(10.9)
End of year	$4.1	$4.7	$4.4

Note 4 – Property and Equipment

The following table presents the Company’s property and equipment:

	December 31,
(In millions)	2006	2007

Land	$2.4	$2.5
Buildings	15.5	15.5
Leasehold improvements	2.3	3.1
Security systems	742.3	840.2
Capitalized software	16.3	21.2
Computers and office equipment	40.1	45.3
	818.9	927.8
Accumulated depreciation and amortization	(282.2)	(321.8)
Property and equipment, net	$536.7	$606.0

Accumulated depreciation and amortization as of June 30, 2008 was $342.3 million (unaudited).

The following table presents the Company’s depreciation and amortization expense:

	Depreciation and Amortization
	Years Ended December 31,
(In millions)	2005	2006	2007

Property and equipment (a)	$49.1	$57.1	$65.6
Amortization of BHS deferred subscriber acquisition costs	9.0	10.5	12.1
	$58.1	$67.6	$77.7
____________________
(a) Includes amortization of capitalized software costs of $1.1 million in 2005, $1.2 million in 2006 and $1.6 million in 2007.

Note 5 – Other Accrued Liabilities

	December 31,
(In millions)	2006	2007

State and foreign income taxes payable	$9.9	$–
Taxes, except income taxes	2.5	4.0
Workers’ compensation and other claims	2.8	4.1
Other	12.3	12.8
Other accrued liabilities	$27.5	$20.9

Note 6 – Operating Leases

The Company leases facilities, vehicles, computers and other equipment under long-term operating leases with varying terms.  Most of the operating leases contain renewal and/or purchase options.  The Company expects that in the normal course of business, the majority of operating leases will be renewed or replaced by other leases.

As of December 31, 2007, future minimum lease payments under non-cancellable operating leases with initial or remaining lease terms in excess of one year are included below.

(In millions)	Facilities	Vehicles	Other	Total

2008	$3.8	$7.4	$0.3	$11.5
2009	2.8	4.5	0.2	7.5
2010	1.8	1.9	0.1	3.8
2011	1.0	0.9	-	1.9
2012	0.4	-	-	0.4
	$9.8	$14.7	$0.6	$25.1

The table above includes lease payments for the initial accounting lease term and all renewal periods for most vehicles under operating leases used in the Company’s operations.  If the Company were to not renew these leases, it would be subject to a residual value guarantee.  The Company’s maximum residual value guarantee was $10.3 million at December 31, 2007.  If the Company continues to renew the leases and pays all of the lease payments for the vehicles that have been included in the above table, this residual value guarantee will reduce to zero at the end of the final renewal period.

Net rent expense amounted to $10.0 million in 2005, $11.1 million in 2006 and $11.2 million in 2007.

Note 7 – Income Taxes

	Years Ended December 31,
(In millions)	2005	2006	2007

Net income before income taxes

U.S.	$56.4	$61.5	$70.4
Foreign	0.4	0.3	1.6
	56.8	61.8	72.0

Income tax expense (benefit)

Current
U.S. Federal	$24.8	$13.2	$16.5
State	3.1	5.4	1.7
	27.9	18.6	18.2

Deferred
U.S. Federal	$(5.9)	$6.7	$7.9
State	(1.2)	0.2	1.7
	(7.1)	6.9	9.6
	$20.8	$25.5	$27.8

Comprehensive provision for income taxes allocable to

	Years Ended December 31,
(In millions)	2005	2006	2007

Net income	$20.8	$25.5	$27.8
Shareholder’s equity	–	1.4	(4.3)
	$20.8	$26.9	$23.5

Rate Reconciliation

The following table reconciles the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. Federal income tax rate of 35% in each year to income before income taxes.

	Years Ended December 31,
(In millions)	2005	2006	2007

Income tax expense computed at 35% statutory rate	$19.9	$21.6	$25.2
Increases (reductions) in taxes due to:
State income taxes, net	1.2	3.6	2.2
Other	(0.3)	0.3	0.4
Actual income tax expense	$20.8	$25.5	$27.8

Components of Deferred Tax Assets and Liabilities

	December 31,
(In millions)	2006	2007

Deferred tax assets
Deferred revenue	$74.9	$82.4
Workers’ compensation and other claims	6.6	6.1
Other assets and liabilities	12.8	12.7
Net operating loss carryforwards	1.9	2.1
Subtotal	96.2	103.3
Valuation allowances	(0.9)	(0.4)
Total deferred tax assets	$95.3	$102.9

Deferred tax liabilities
Property and equipment, net	$91.1	$109.0
Prepaid assets	26.1	28.0
Other assets and miscellaneous	1.4	0.8
Total deferred tax liabilities	118.6	137.8
Net deferred tax liability	$(23.3)	$(34.9)

Included in:
Current assets	$24.1	$23.3
Noncurrent liabilities	(47.4)	(58.2)
Net deferred tax liability	$(23.3)	$(34.9)

Net Operating Losses

The gross amount of Canadian net operating loss carryforwards as of December 31, 2007, was $6.7 million.  The tax benefit of net operating loss carryforwards, before valuation allowances, as of December 31, 2007, was $2.1 million and expires in 2015.

Valuation Allowances

Based on the Company’s historical and expected future taxable earnings, and a consideration of available tax-planning strategies, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax assets, net of any valuation allowances, at December 31, 2007.

	Years Ended December 31,
(In millions)	2005	2006	2007

Valuation allowances:
Beginning of year	$1.3	$1.1	$0.9
Changes in deferred taxes charged to net income	(0.2)	(0.3)	(0.6)
Foreign currency exchange effects	-	0.1	0.1
End of year	$1.1	$0.9	$0.4

The valuation allowance related to deferred tax assets in the Company’s non-U.S. jurisdiction and was required due to the Company’s assessment that these assets did not meet the more-likely-than-not recognition criteria of SFAS 109.

Undistributed Foreign Earnings

As of December 31, 2007, the Company has not recorded U.S. Federal deferred income taxes on the excess of the tax basis over the financial statement carrying amount of its investment in the stock of its foreign subsidiary, in accordance with Accounting Principles Board Opinion 23, Accounting for Income Taxes — Special Areas, as amended.

Uncertain Tax Positions

As described in note 1, effective January 1, 2007, the Company adopted FIN 48 and recorded a cumulative-effect adjustment of $4.3 million, reducing the amount of unrecognized tax benefits, interest, and penalties and increasing the balance of retained earnings.  A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Year Ended December 31,
(In millions)	2007

Uncertain tax positions:
Beginning of year (after $4.3 million FIN 48 cumulative effect adjustment)	$4.8
Increases related to prior-year tax positions	0.7
Decreases related to prior-year tax positions	(0.3)
Increases related to current-year tax positions	0.7
Effect of the expiration of statutes of limitation	(0.2)
End of year	$5.7

All of the unrecognized tax benefits at December 31, 2007, if recognized, would impact the Company’s effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense.  Interest and penalties included in income tax expense amounted to zero in 2005, $0.9 million in 2006 and $0.3 million in 2007.  The Company had accrued penalties and interest of $1.1 million at December 31, 2006, and $1.0 million at December 31, 2007.

The Company and its subsidiaries file income tax returns in various states and Canada.  The Company is included in Brink’s U.S. Federal consolidated income tax returns.  With few exceptions, as of December 31, 2007, the Company was no longer subject to U.S. Federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003.  However, due to statute of limitations expirations and audit settlements, it is reasonably possible that approximately $1.1 million of currently remaining unrecognized tax positions, each of which are individually insignificant, may be recognized by the end of 2008.

Note 8 – Share-Based Compensation Plans

Stock Option Plans

Employees of the Company participate in Brink’s stock incentive plans.  The plans encourage employees to remain with the Company and to more closely align their interests with those of Brink’s shareholders.

The Brink’s 2005 Equity Incentive Plan (the “2005 Plan”) permits grants of stock options, restricted stock, stock appreciation rights, performance stock and other share-based awards.  Through December 31, 2007, only Brink’s stock options had been granted under the 2005 Plan.

Brink’s has outstanding stock options granted to employees of the Company under a prior Brink’s stock incentive plan, the 1988 Stock Option Plan (the “1988 Plan”).

General Terms

Brink’s options are granted with an exercise price not less than the average quoted market price of Brink’s stock on the date of grant.  All grants to employees of the Company in the last three years under the 2005 Plan have a maximum term of six years and either vest over three years from the date of grant or vest 100% at the end of the third year.  Options granted under the 2005 Plan continue to vest if an employee retires under one of Brink’s pension plans.

If a change in control of Brink’s were to occur (as defined in the plan documents), Brink’s options become immediately vested.  The spin-off does not meet the criteria of a change in control of Brink’s as defined in the plan documents.

Option Activity

The table below summarizes the activity in all Brink’s plans for options held by the Company’s employees.

	Shares (in thousands)	Weighted- Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)

Outstanding at December 31, 2004	226	$24.66
Granted	112	35.79
Exercised	(102)	22.38

Outstanding at December 31, 2005	236	30.89
Granted	107	55.09
Exercised	(50)	25.29
Forfeited or expired	(6)	43.12

Outstanding at December 31, 2006	287	40.60
Granted	110	63.72
Exercised	(100)	30.76

Outstanding at December 31, 2007	297	$52.50	4.5	$2.6

Of the above, as of December 31, 2007:
Exercisable	80	$42.61	3.7	$1.4
Expected to vest in future periods (a)	206	$55.89	4.8	$1.2

(a)	The number of options expected to vest takes into account an estimate of expected forfeitures.

The intrinsic value of a stock option is the difference between the market price of the shares underlying the option and the exercise price of the option.  The market price of Brink’s stock at December 31, 2007, was $59.74 per share.  The total intrinsic value of Brink’s options exercised by employees of the Company was $2.0 million ($19.71 per share) in 2005, $1.5 million ($30.71 per share) in 2006, and $3.3 million ($32.43 per share) in 2007.  The total fair value of Brink’s options vested was $0.5 million for 2005, $0.8 million for 2006 and $1.2 million for 2007.

There were 34,504 shares underlying exercisable Brink’s options held by employees of the Company with a weighted-average exercise price of $22.48 per share at December 31, 2005, and 77,668 shares underlying exercisable Brink’s options held by employees of the Company with a weighted-average exercise price of $28.93 per share at December 31, 2006.

Method and Assumptions Used to Estimate Fair Value of Options

The fair value of each Brink’s stock option grant is estimated at the time of grant using the Black-Scholes option-pricing model.  If a different option-pricing model had been used, results may have been different.

The fair value of Brink’s options that vest entirely at the end of a fixed period, generally three years, is estimated using a single option approach and, except for those granted to employees eligible to retire under one of Brink’s pension plans, is generally amortized on a straight-line basis over the vesting period.  The fair value of Brink’s options that vest ratably over three years is estimated using a multiple-option approach and, except for those granted to employees eligible to retire under one of Brink’s pension plans, is generally amortized on a straight-line basis over each separate vesting period.

Options granted under the Brink’s plans generally provide for continued vesting if the participants were to elect retirement under one of Brink’s pension plans.  Upon adoption of SFAS 123(R), compensation cost related to new stock option grants that continue to vest upon retirement is recognized over the period from the grant date to the retirement-eligible date.  If the Company had applied this provision prior to the adoption of SFAS 123(R), compensation cost would not have been materially lower in either 2006 or 2007.  A forfeiture rate of 8% was used in 2006 and 2007 to estimate the number of options for which vesting is not expected to occur.

The fair value of each Brink’s option granted to employees of the Company during the three years ended December 31, 2007, was calculated using the following estimated weighted-average assumptions.

	Options Granted
	Years Ended December 31,
	2005	2006	2007

Number of Brink’s shares underlying options,
in thousands	112	107	110
Weighted-average exercise price per Brink’s share	$35.79	$55.09	$63.72

Assumptions used to estimate fair value:
Expected dividend yield of Brink’s shares (a):
Weighted-average	0.5%	0.5%	0.6%
Range	0.5%	0.5%	0.6%
Expected volatility of Brink’s shares (b):
Weighted-average	34%	31%	26%
Range	34%	31%	26%
Risk-free interest rate (c):
Weighted-average	3.8%	5.0%	4.9%
Range	3.8%	5.0%-5.1%	4.9%
Expected term in years (d):
Weighted-average	4.0	3.7	3.2
Range	3.0-5.0	2.7-4.7	2.1-4.1

Weighted-average fair value estimates at grant date,
in millions	$1.2	$1.7	$1.6
Fair value per Brink’s share	$11.05	$16.33	$14.66

(a)
The expected dividend yield was calculated by annualizing the cash dividend declared by Brink’s and dividing that result by the closing stock price on the date of declaration.  Dividends are not paid on options.

(b)	The expected volatility was estimated after reviewing the historical volatility of Brink’s stock using daily close prices.

(c)	The risk-free interest rate was based on yields on U.S. Treasury debt at the time of the grant.

(d)	The expected term of the options was based on Brink’s historical option exercise data, option expiration and post-vesting cancellation behavior.

Adoption of SFAS 123(R) in 2006

As discussed in note 1, the Company adopted SFAS 123(R) on January 1, 2006.  The effect of adopting SFAS 123(R) on the consolidated statements of income for 2006 and 2007 is as follows:

	Years Ended December 31,
(In millions)	2006	2007

Selling, general and administrative expense (a)	$1.2	$1.6
Selling, general and administrative expense (b)	1.3	1.2
Income before income taxes	(2.5)	(2.8)
Provision for income taxes	(0.9)	(1.0)
Net income	$(1.6)	$(1.8)

(a)	Expense associated with Brink’s options granted to employees of the Company.

(b)
Expense associated with Brink’s options granted to employees and directors of Brink’s who provide service on the Company’s behalf.  See note 2 for a further discussion of the allocation of Brink’s general and administrative expenses.

As of December 31, 2007, $1.5 million of total unrecognized compensation cost related to Brink’s stock options previously granted to employees of the Company is expected to be recognized over a weighted-average period of 1.3 years.

Pro Forma Disclosures of 2005 Earnings Required by SFAS 123

The following table illustrates the pro forma effect on net income if the fair value-based method under SFAS 123 had been applied in 2005 for options granted to employees of the Company and to employees of Brink’s who provide service on the Company’s behalf:

Year Ended December 31,
(In millions)	2005

Net income:
As reported	$36.0
Less: share-based compensation expense determined under fair-value method, net of related tax effects	(0.7)
Pro forma	$35.3

Other Share-Based Compensation

Employees of the Company participate in Brink’s deferred compensation plan that allows participants to defer a portion of their compensation into common stock units of Brink’s.  The plan held 117,642 common stock units at December 31, 2006, and 142,818 common stock units at December 31, 2007, for the Company’s employees.  During February 2008, Brink’s distributed 139,411 shares of common stock to the Company’s participants who had elected to withdraw vested units from the plan.

Conversion of Awards at Spin-Off (unaudited)

The Company’s board of directors has adopted, with approval of Brink’s, the Company’s sole shareholder, the establishment of stock incentive plans providing for future awards to the Company’s employees and directors.

Options, restricted stock units, deferred stock units and common stock units under the deferred compensation plan will be treated as follows at the spin-off:

●
for Brink’s employees and directors, each option and other stock-based award based on shares of Brink’s common stock will be replaced with an option or award based on shares of Brink’s common stock with the number of shares and, in the case of a stock option, the exercise price being equitably adjusted to preserve the intrinsic value of the award or option as of immediately prior to the spin-off; and

●
for Company employees and directors, each option and other stock-based award based on shares of Brink’s common stock will be replaced with an option or award based on shares of the Company’s common stock with the number of shares and, in the case of a stock option, exercise price being equitably adjusted to preserve the intrinsic value of the award or option as of immediately prior to the spin-off.

Note 9 – Other Operating Income, Net

	Years Ended December 31,			Six Months Ended June 30,
(In millions)	2005	2006	2007	2007	2008
				(unaudited)

Hurricane Katrina insurance settlement gains	$–	$–	$2.3	$2.3	$–
Royalty income	2.0	1.7	1.4	0.6	0.6
Foreign currency transaction gains (losses), net	0.1	(0.1)	0.9	0.4	(0.2)
Other	1.7	(0.2)	0.2	0.1	–
Total	$3.8	$1.4	$4.8	$3.4	$0.4

Insurance settlement gains of $2.3 million were recorded in 2007 for final settlement of property damage and business interruption insurance claims related to Hurricane Katrina.

Note 10 – Segment Information

The Company conducts business in one operating segment.  This segment is identified by the Company based on how resources are allocated and operating decisions are made.  Management evaluates performance and allocates resources based on operating profit or loss of the Company as a whole.

BHS offers monitored security services in North America for owner-occupied, single-family residences and, to a lesser extent, multifamily and commercial properties.  BHS typically installs and owns the on-site security systems and charges fees to monitor and service the systems.  Revenues are recorded in the country where the customer is located.  No single customer represents more than 10% of total revenue.

	Long-Lived Assets (a)			Revenues
	Years Ended December 31,			December 31,
(In millions)	2005	2006	2007	2005	2006	2007
Geographic

United States	$527.6	$603.1	$674.0	$386.8	$432.8	$477.1
Canada	12.2	12.4	15.2	5.3	6.2	7.3
	$539.8	$615.5	$689.2	$392.1	$439.0	$484.4

(a)	Long-lived assets include property and equipment, net, and deferred charges.

	December 31,
(In millions)	2005	2006	2007

Net liabilities outside the United States

Canada	$3.9	$3.7	$2.6

Note 11 – Commitments and Contingent Matters

Joint and Several Liability with Brink’s

Under the Coal Industry Retiree Health Benefit Act of 1992, as amended (the “Health Benefit Act”), Brink’s and its majority-owned subsidiaries at July 20, 1992, including certain material subsidiaries of the Company, are jointly and severally liable with certain of Brink’s other subsidiaries for approximately $300 million of health care coverage obligations provided for by the Health Benefit Act as of December 31, 2007.  A Voluntary Employees’ Beneficiary Associate trust has been established by Brink’s to pay for these liabilities, although the trust may not have sufficient funds to satisfy the obligations.  None of this amount has been reflected as a liability in these consolidated financial statements.  BHS intends to enter into an agreement with Brink’s pursuant to which Brink’s will indemnify BHS and its subsidiaries for any and all liabilities and expenses related to Brink’s former coal operations, including any health care coverage obligations.

Legal Proceedings

BHS is involved in various lawsuits and claims in the ordinary course of business.  BHS is not able to estimate the range of losses for some of these matters.  BHS has recorded accruals for losses that are considered probable and reasonably estimable.  BHS does not believe that the ultimate disposition of any of these matters will have a material adverse effect on its liquidity, financial position or results of operations.

Note 12 – Selected Quarterly Financial Data (unaudited)

	2006 Quarters				2007 Quarters
(In millions)	1st	2nd	3rd	4th	1st	2nd	3rd	4th

Revenues	$104.7	$109.7	$111.6	$113.0	$114.7	$119.4	$124.3	$126.0
Operating profit	14.4	15.6	13.8	19.4	18.4	20.8	14.8	19.0
Net income	8.4	9.8	8.3	9.8	11.1	12.8	9.3	11.0